Altria Group, Inc.
2011 Annual Report


12026184



Altria

PhilipMorrisUSA
an Altria Company




Marlbo




STRAIGH
Copenhag
LONG CUT

Ste Michelle
WINE ESTATES
an Altria Company


Chateau Ste Mi
DRY RIESLING
COLUMBIA





John Middleton
an Altria Company


TERGREEN
SKOAL
LONG CUT

U.S. Smokeless
TOBACCO CO.
an Altria Company


Black
& Mild

Our Mission

is to own and develop financially disciplined businesses that are leaders in responsibly providing adult tobacco and wine consumers with superior branded products.

Our Strategies
support our Mission.

Invest In Leadership

Align With Society

Satisfy Adult Consumers

Create Substantial Value For Shareholders

Our Values
guide our behavior as we pursue our Mission and our business strategies.

Passion To Succeed

Driving Creativity Into Everything We Do

Integrity, Trust & Respect

Executing With Quality

Sharing With Others

About Altria

Altria's Operating Companies

Philip Morris USA Inc. (PM USA)
Philip Morris USA is the largest tobacco company in the U.S. and has about half of the U.S. cigarette market's retail share.

U.S. Smokeless Tobacco Company LLC (USSTC)
U.S. Smokeless Tobacco Company is the leading producer and marketer of moist smokeless tobacco, one of the fastest growing tobacco segments in the United States.

John Middleton Co. (Middleton)
John Middleton is a manufacturer of machine-made large cigars and pipe tobacco.

Ste. Michelle Wine Estates Ltd. (Ste. Michelle)
Ste. Michelle Wine Estates ranks among the top-ten producers of premium wines in the United States.

Philip Morris Capital Corporation (PMCC)
Philip Morris Capital Corporation is an investment company whose portfolio consists primarily of leveraged and direct finance lease investments.

Altria's Service Companies

Altria has shaped its corporate structure to efficiently and effectively support its subsidiaries with two service companies:

Altria Group Distribution Company (AGDC)
Altria Group Distribution Company provides sales, distribution and consumer engagement services to Altria's tobacco operating companies.

Altria Client Services Inc. (ALCS)
Altria Client Services provides Altria and its subsidiaries with services in areas including compliance, corporate affairs, finance, government affairs, human resources, information technology, legal, procurement, regulatory affairs, and research, development & engineering.

Economic Interest
Altria holds a continuing economic and voting interest in SABMiller plc (SABMiller), one of the world's leading brewers.

Financial Highlights



Consolidated Results (in millions of dollars, except per share data)

	2011	2010	Change
Net revenues	$ 23,800	$ 24,363	(2.3)%
Operating income	6,068	6,228	(2.6)%
Net earnings	3,393	3,907	(13.2)%
Net earnings attributable to Altria Group, Inc.	3,390	3,905	(13.2)%
Basic earnings per share attributable to Altria Group, Inc.	1.64	1.87	(12.3)%
Diluted earnings per share attributable to Altria Group, Inc.	1.64	1.87	(12.3)%
Cash dividends declared per share	1.58	1.46	8.2%

Results by Business Segment

	2011	2010	Change
Cigarettes			
Net revenues	$ 21,403	$ 21,631	(1.1)%
Operating companies income	5,574	5,451	2.3%
Smokeless Products			
Net revenues	$ 1,627	$ 1,552	4.8%
Operating companies income	859	803	7.0%
Cigars			
Net revenues	$ 567	$ 560	1.3%
Operating companies income	163	167	(2.4)%
Wine			
Net revenues	$ 516	$ 459	12.4%
Operating companies income	91	61	49.2%
Financial Services			
Net revenues	$ (313)	$ 161	(100)%+
Operating companies (loss) income	(349)	157	(100)%+

Altria Group, Inc.'s chief operating decision maker reviews operating companies income (OCI) to evaluate the performance of and allocate resources to the segments. OCI for the segments is defined as operating income before amortization of intangibles and general corporate expenses. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. For a reconciliation of OCI to operating income, see Note 16. *Segment Reporting.*

Dear Shareholder



Altria delivered strong returns for shareholders in 2011 in a challenging business environment, while taking steps to continue creating shareholder value into the future.

Our results continued to be driven by the strong premium brands of our tobacco companies. These brands, *Marlboro*, *Copenhagen*, *Skoal* and *Black & Mild*, hold leading positions in the largest and most profitable tobacco categories. Our tobacco businesses are complemented by contributions from our alcohol assets and a balance sheet that supports significant cash returns to shareholders.

In 2011, Altria grew its adjusted diluted earnings per share (EPS) by 7.9% and delivered total shareholder return of 26.9%. Altria's total shareholder return has outperformed the S&P 500 Index's total return each year for twelve consecutive years, one of only three companies to do so.

Adjusted Diluted EPS Growth*



$2.50
+7.9%
$2.05
$1.90
$1.50
2010
2011

* Further explanations and reconciliations of adjusted measures to corresponding GAAP financial measures are provided on page 102.

Dividends remain an important component of Altria's shareholder return. The Company paid out approximately 80% of its adjusted diluted EPS in the form of dividends, and increased its dividend by 7.9% in August. Altria also returned cash to shareholders by repurchasing $1.3 billion of its shares in 2011.

Annualized Dividend ($)



$2.00
+7.9%
$1.64
$1.52
$1.00
2010
2011

Altria and its companies remain focused on controlling costs. Altria completed its previously announced $1.5 billion cost savings program ahead of schedule in the third quarter of 2011. Following the completion of this program, we announced a new program that we expect to deliver annualized cost savings of $400 million versus previously planned spending by the end of 2013.

Altria's operating companies delivered strong 2011 profitability, driven by their focus on premium brands and effective cost management. PM USA continued to focus on its strategy of maximizing income from its cigarette business while maintaining modest share momentum on *Marlboro* over time. *Marlboro* had strong share gains that helped it reach a record retail share in 2010. While *Marlboro*'s share declined from these record levels in 2011, the brand retained some of its share gains while PM USA grew its adjusted operating companies income and margins. In smokeless tobacco, our companies delivered strong adjusted OCI growth as *Copenhagen* and *Skoal* grew their combined smokeless products volume faster than the category and gained retail share in 2011. *Copenhagen* had a very strong volume and share performance last year as the brand

"I am very pleased that the Board has elected Marty Barrington to succeed me as Chairman and CEO upon my retirement. And I'm equally pleased that the Board has elected Dave Beran to work with Marty as President and Chief Operating Officer, effective at the same time."

benefited from new products introduced over the past few years as well as Wintergreen Pouches introduced in 2011. *Skoal* grew its volume behind the launch of new *Skoal* X-tra varieties and two *Skoal* Snus products. In cigars, Middleton responded to an influx of low-priced imported machine-made large cigars by defending *Black & Mild* with promotional investments, brand-building initiatives, new product introductions and changes to its manufacturing infrastructure. These 2011 initiatives helped enhance its competitive position, grow *Black & Mild*'s retail share and improve its financial performance as the year progressed. Ste. Michelle delivered excellent full-year adjusted OCI growth, while expanding its adjusted OCI margins. Wine shipment volume growth was also strong, as Ste. Michelle expanded the distribution of its premium products.

Altria continued to successfully manage external challenges like regulation and litigation, notwithstanding the payment of some tobacco and health judgments. We have highly developed capabilities to deal with the ongoing risks posed by regulatory changes and legal issues.

Our Mission, Values and core strategies helped us deliver these strong results. We have made significant progress in pursuit of our Mission since the Mission and Values framework was adopted by PM USA in 1998 and by Altria in 2008. We highlight some of our recent accomplishments in this report.

I have informed our Board of my intention to retire as Chairman and CEO effective upon the conclusion of our annual meeting of shareholders on May 17, 2012. It has been an extraordinary experience to lead the reshaping of Altria, following the completion of the Kraft Foods Inc. and Philip Morris International Inc. spin-offs. As I near retirement, now is the time to transition leadership to people of an age to guide the Company through its next phase of growth. I am very pleased that the Board has elected Marty Barrington to succeed me as Chairman and CEO upon my retirement. And I'm equally pleased that the Board has elected Dave Beran to work with Marty as President and Chief Operating Officer, effective at the same time.

Marty has held various roles in the Altria family of companies since 1993, including Vice Chairman and Chief Compliance Officer, and General Counsel of both PM USA and Philip Morris International Inc. In these and other roles, he has participated in the work of virtually every business function of the Altria family of companies, through direct business responsibility for regulatory and external affairs, research and development, human resources and compliance, as well as working closely with marketing, sales, strategy and business development, and operations. This unique background gives the Board, and me personally, great confidence in his ability to lead Altria going forward.

Altria has many strengths that make it particularly well-positioned for future growth. Our tobacco companies will remain focused on growing their share of the revenues and profits generated by adult tobacco consumers. Their premium brands have strong equity, command higher margins and have opportunities to grow. Their deep understanding of adult tobacco consumers and access to intellectual property developed internally and in partnership with others will support their ability to pursue new revenue and profit streams. Cost management continues to be a priority across our businesses, supporting strategic investment and margin expansion. Our cash flows are robust and our balance sheet is strong, which supports superior cash returns to you, our shareholders. And, most importantly, we have passionate, talented and dedicated employees who continue to drive strong business results. I want to thank them for their many contributions to our businesses and for making our family of companies such a great place to work.

Altria and its companies have experienced significant change in my 23 years at our family of companies. Change is not new for our companies. They have been successful for more than a century because they have demonstrated the ability to adapt in dynamic industries and to the world around them. I have no doubt that the years to come will bring continued change and, I believe, continued success for Altria.



Michael E. Szymanczyk
Chairman of the Board and Chief Executive Officer
March 31, 2012



Invest In Leadership

We will invest in excellent people, leading brands and external stakeholders important to our businesses' success.




Black
&Mild

Invest in Developing Leaders

Altria's performance results from the hard work and dedication of the employees across all of our companies. Our ongoing investment in our employees allows us to maintain vibrant and successful companies that create substantial value for our shareholders. By investing in leadership, offering meaningful work experiences as well as challenging assignments, we cultivate employees who are focused on achieving our Mission, living by our Values and responsibly executing our business strategies to create value for shareholders.

Invest in Communities

Altria and its companies have a tradition of community involvement dating back over five decades. We're committed to helping make the communities where we live and work leading environments where our companies can succeed. Helping find long-lasting solutions to the challenges facing our communities is an important part of this commitment. Over the last 10 years, Altria and its employees have donated more than $1.3 billion in cash and in-kind contributions to hundreds of non-profit organizations.

Invest in Brand Leadership

Altria's tobacco operating companies are well positioned in the three largest and most profitable tobacco categories behind four strong premium brands: *Marlboro*, *Copenhagen*, *Skoal* and *Black & Mild*. These brands all have a sizeable share of their respective categories, strong adult demographics and high brand loyalty. We believe these characteristics provide a solid platform for future income growth.

Align With Society

We will actively participate in resolving societal concerns that are relevant to our businesses.


BUYING TOBACCO FOR MINORS COULD COST YOU.
Under 18 No Tobacco
We Card
Please Have ID Ready

FDA Regulation



Excise Taxes

Master Settlement Agreement

Help Reduce Underage Product Use

Kids should not use tobacco products. Helping to prevent underage tobacco use requires the ongoing commitment of many. Altria's tobacco companies, PM USA, USSTC and Middleton, fund leading youth serving organizations that have a positive influence on kids and their decision not to engage in risky behavior like tobacco use. They also support the *We Card®* program, which works with retailers to prevent tobacco sales to underage purchasers. In addition, Altria's tobacco companies supported the Family Smoking Prevention and Tobacco Control Act, which provides the FDA authority to take action to prevent minors from using tobacco products.

Engage with Stakeholders

Our long-term business success requires us to listen to and talk with stakeholders about their views of our companies' products and how we operate. Since our companies are employers, customers, suppliers, taxpayers, regulated companies and neighbors in the communities in which they operate, engagement with a wide variety of stakeholders informs their business strategies, enhances planning and sharpens decision-making.

Help Reasonable Regulation Succeed

We believe that regulation is best achieved through an approach that draws upon the expertise and experience of all stakeholders, including regulated industry. Altria and its operating companies actively advocate on public policy issues relevant to our companies by engaging responsibly with government officials, retailers, wholesalers, and many other stakeholders. For example, ALCS's Regulatory Affairs team and scientists have made 12 submissions to the FDA on proposed regulations and draft guidance documents and presented information at 8 meetings in 2011.

Satisfy Adult Consumers

We will convert our deep understanding of adult tobacco and wine consumers into better and more creative products that satisfy their preferences.


Black & Mild
SWEETS
MINT BLEND
SKOAL
X-TRA
WARNING: This product can cause gum disease and tooth loss.
Marlboro
BLACK
MARLBORO SNUS
ORIGINAL
WARNING: This product is not a safe alternative to cigarettes.




COLUMBIA CREST
MERLOT


14 HANDS


ARTEMIS
Cabernet Sauvignon
Napa Valley

Deliver Superior Branded Products and Experiences – Tobacco

Innovation and new product development have been key contributors to the long-term success of Altria's tobacco companies. Our companies have built and maintained leading premium brands by understanding adult consumer preferences and evolving their product portfolios as these preferences change over time. In 2011, *Marlboro*, *Copenhagen*, *Skoal* and *Black & Mild* each introduced new and innovative products to reinforce their equity, improve their product portfolios and retain their adult consumers' loyalty.

Market Responsibly

Our tobacco and wine companies have programs designed to connect with adult consumers while helping to prevent underage access to their products. For example, our tobacco companies communicate one-to-one with their adult tobacco consumers, and use procedures to verify a person is 21 years of age or older prior to sending branded information or allowing access to their consumer websites. Ste. Michelle uses an age-verification process for direct-to-consumer sales on their company's branded websites.

Deliver Superior Branded Products and Experiences – Wine

Ste. Michelle ranks among the top-ten premium wine producers in the U.S. with wineries located in Washington State, California and Oregon, and has a long history of producing a strong portfolio of highly rated wines. In 2011, wines that Ste. Michelle and its wineries produced or represented received 193 ratings of 90 or higher, representing a 21% increase over 2010.

Create Substantial Value For Shareholders

We will execute our business plans to create sustainable growth and generate substantial returns for shareholders.


MO 28.65
2011 Total Shareholder Return
26.9%
17.1%
2.1%
Altria
S&P Food, Beverage & Tobacco Index
S&P 500
Source: Bloomberg Yearly Return (December 31, 2010-December 31, 2011).
Assumes reinvestment of dividends as of the ex-dividend date. For Altria's Peer Group see page 102.


2011 Total Shareholder Return +26.9%
$1.3 Billion Share Repurchases
Cost Reduction Programs
Dividend Increase +7.9%

Reward Shareholders

Altria's total returns have been driven by solid and consistent adjusted EPS growth arising from the successful execution of our operating companies' business strategies, coupled with a strong and growing dividend. Altria delivered total shareholder return of 26.9% in 2011, outperforming both the S&P 500 Index and the S&P Food, Beverage and Tobacco Index. Altria has now outperformed the S&P 500's total return each year for twelve consecutive years.

Responsibly Maximize Profitability

Altria's 2011 financial results were driven by the strong performances of our tobacco companies' premium brands, strong contributions from our alcohol assets and effective cost management. Adjusted operating companies income and margins grew in cigarettes, smokeless products and wine. Altria's equity investment in SABMiller, one of the world's leading brewers, contributed pre-tax earnings of $730 million as well as $357 million in dividends to Altria's 2011 financial results. During 2011, Altria completed its 2007 to 2011 cost reduction program that exceeded its $1.5 billion goal, and announced a new cost reduction program for its tobacco and service companies in October.

Reward Shareholders

Dividends to shareholders are an important component of Altria's total shareholder return. Altria targets paying out approximately 80% of its adjusted diluted EPS, which excludes special items, in the form of dividends. In August 2011, Altria rewarded shareholders by increasing its dividend by 7.9% to an annualized dividend rate of $1.64 per common share. Altria also periodically returns additional cash to shareholders in the form of stock buybacks, and repurchased $1.3 billion of its shares in 2011.



Our Board of Directors

The primary responsibility of the Board of Directors is to foster the long-term success of the Company. The Board has responsibility for establishing broad corporate policies, setting strategic direction, and overseeing management, which is responsible for the day-to-day operations of the Company. In fulfilling this role, each director must exercise his or her good faith business judgment of the best interests of the Company.

Elizabeth E. Bailey[2,4,5]
John C. Hower Professor Emerita of Business and Public Policy, The Wharton School of the University of Pennsylvania
Director since 1989

Gerald L. Baliles[1,4,5,6]
Director, Miller Center of Public Affairs at the University of Virginia and former Governor of the Commonwealth of Virginia
Director since 2008

Martin J. Barrington
Vice Chairman, Altria Group, Inc.
Director since 2012

John T. Casteen III[3,6]
President Emeritus, University of Virginia
Director since 2010

Dinyar S. Devitre[2,6]
Special Advisor, General Atlantic Partners
Retired Senior Vice President and Chief Financial Officer of Altria Group, Inc.
Director since 2008

Thomas F. Farrell II[1,3,4,5]
Chairman, President and Chief Executive Officer, Dominion Resources, Inc.
Director since 2008

Thomas W. Jones[1,2,3,5]
Senior Partner, TWJ Capital LLC
Director since 2002

W. Leo Kiely III
Retired Chief Executive Officer, MillerCoors LLC
Director since 2011

Kathryn B. McQuade
Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited
Director since 2012

George Muñoz[1,2,3,4,6]
Principal, Muñoz Investment Banking Group, LLC
Partner, Tobin & Muñoz
Director since 2004

Nabil Y. Sakkab[1,2,4,6]
Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company
Director since 2008

Michael E. Szymanczyk[1]
Chairman of the Board and Chief Executive Officer
Director since 2008

Committees

Presiding Director, Thomas F. Farrell II

1 Member of Executive Committee, Michael E. Szymanczyk, Chair
2 Member of Finance Committee, Thomas W. Jones, Chair
3 Member of Audit Committee, George Muñoz, Chair
4 Member of Nominating, Corporate Governance and Social Responsibility Committee, Gerald L. Baliles, Chair
5 Member of Compensation Committee, Thomas F. Farrell II, Chair
6 Member of Innovation Committee, Nabil Y. Sakkab, Chair

Michael E. Szymanczyk, Altria's Chairman and CEO, has announced that he will retire upon the conclusion of the Annual Meeting of Shareholders in May 2012, and has also decided not to stand for re-election to the Board of Directors. Mike led Altria's restructuring following the spin-off of Philip Morris International Inc. in March 2008 and the relocation of Altria's headquarters from New York to Virginia in March 2008. He also oversaw the successful acquisitions of UST LLC and John Middleton Co., and helped prepare Altria to operate under FDA regulation. During Mike's tenure as Chairman and CEO, Altria's total shareholder return outperformed the S&P 500 Index each year from 2008 through 2011. We thank him for his countless contributions made over the course of his 23 year career with the Altria family of companies.

Financial Review

Financial Contents

Guide To Select Disclosures

For easy reference, areas that may be of interest to investors are highlighted in the index below.

Selected Financial Data — Five-Year Review

(in millions of dollars, except per share and employee data)

	2011	2010	2009	2008	2007
Summary of Operations:					
Net revenues	**$23,800**	$24,363	$23,556	$19,356	$18,664
Cost of sales	**7,680**	7,704	7,990	8,270	7,827
Excise taxes on products	**7,181**	7,471	6,732	3,399	3,452
Operating income	**6,068**	6,228	5,462	4,882	4,373
Interest and other debt expense, net	**1,216**	1,133	1,185	167	205
Earnings from equity investment in SABMiller	**730**	628	600	467	510
Earnings from continuing operations before income taxes	**5,582**	5,723	4,877	4,789	4,678
Pre-tax profit margin from continuing operations	**23.5%**	23.5%	20.7%	24.7%	25.1%
Provision for income taxes	**2,189**	1,816	1,669	1,699	1,547
Earnings from continuing operations	**3,393**	3,907	3,208	3,090	3,131
Earnings from discontinued operations, net of income taxes				1,901	7,006
Net earnings	**3,393**	3,907	3,208	4,991	10,137
Net earnings attributable to Altria Group, Inc.	**3,390**	3,905	3,206	4,930	9,786
Basic EPS — continuing operations	**1.64**	1.87	1.55	1.49	1.49
— discontinued operations				0.88	3.15
— net earnings attributable to Altria Group, Inc.	**1.64**	1.87	1.55	2.37	4.64
Diluted EPS — continuing operations	**1.64**	1.87	1.54	1.48	1.48
— discontinued operations				0.88	3.14
— net earnings attributable to Altria Group, Inc.	**1.64**	1.87	1.54	2.36	4.62
Dividends declared per share	**1.58**	1.46	1.32	1.68	3.05
Weighted average shares (millions) — Basic	**2,064**	2,077	2,066	2,075	2,101
Weighted average shares (millions) — Diluted	**2,064**	2,079	2,071	2,084	2,113
Capital expenditures	**105**	168	273	241	386
Depreciation	**233**	256	271	208	232
Property, plant and equipment, net (consumer products)	**2,216**	2,380	2,684	2,199	2,422
Inventories (consumer products)	**1,779**	1,803	1,810	1,069	1,254
Total assets	**36,962**	37,402	36,677	27,215	57,746
Total long-term debt	**13,089**	12,194	11,185	7,339	2,385
Total debt — consumer products	**13,689**	12,194	11,960	6,974	4,239
— financial services				500	500
Total stockholders' equity	**3,683**	5,195	4,072	2,828	19,320
Common dividends declared as a % of Basic EPS	**96.3%**	78.1%	85.2%	70.9%	65.7%
Common dividends declared as a % of Diluted EPS	**96.3%**	78.1%	85.7%	71.2%	66.0%
Book value per common share outstanding	**1.80**	2.49	1.96	1.37	9.17
Market price per common share — high/low	**30.40-23.20**	26.22-19.14	20.47-14.50	79.59-14.34	90.50-63.13
Closing price per common share at year end	**29.65**	24.62	19.63	15.06	75.58
Price/earnings ratio at year end — Basic	**18**	13	13	6	16
Price/earnings ratio at year end — Diluted	**18**	13	13	6	16
Number of common shares outstanding at year end (millions)	**2,044**	2,089	2,076	2,061	2,108
Approximate number of employees	**9,900**	10,000	10,000	10,400	84,000

The Selected Financial Data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1. *Background and Basis of Presentation* to the consolidated financial statements.

The Selected Financial Data reflect the results of Altria Group, Inc.'s former subsidiaries Philip Morris International Inc. ("PMI") and Kraft Foods Inc. ("Kraft") as discontinued operations prior to the respective spin-offs of PMI on March 28, 2008 and Kraft on March 30, 2007.

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2011	2010	2009
Net revenues	**$23,800**	$24,363	$23,556
Cost of sales	**7,680**	7,704	7,990
Excise taxes on products	**7,181**	7,471	6,732
Gross profit	**8,939**	9,188	8,834
Marketing, administration and research costs	**2,643**	2,735	2,843
Changes to Kraft and PMI tax-related receivables	**(14)**	169	88
Asset impairment and exit costs	**222**	36	421
Amortization of intangibles	**20**	20	20
Operating income	**6,068**	6,228	5,462
Interest and other debt expense, net	**1,216**	1,133	1,185
Earnings from equity investment in SABMiller	**(730)**	(628)	(600)
Earnings before income taxes	**5,582**	5,723	4,877
Provision for income taxes	**2,189**	1,816	1,669
Net earnings	**3,393**	3,907	3,208
Net earnings attributable to noncontrolling interests	**(3)**	(2)	(2)
Net earnings attributable to Altria Group, Inc.	**$ 3,390**	$ 3,905	$ 3,206
Per share data:			
Basic earnings per share attributable to Altria Group, Inc.	**$ 1.64**	$ 1.87	$ 1.55
Diluted earnings per share attributable to Altria Group, Inc.	**$ 1.64**	$ 1.87	$ 1.54

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2011	2010
Assets		
Consumer products		
Cash and cash equivalents	$ 3,270	$ 2,314
Receivables	268	85
Inventories:		
Leaf tobacco	934	960
Other raw materials	170	160
Work in process	316	299
Finished product	359	384
	1,779	1,803
Deferred income taxes	1,207	1,165
Other current assets	607	614
Total current assets	7,131	5,981
Property, plant and equipment, at cost:		
Land and land improvements	290	291
Buildings and building equipment	1,271	1,292
Machinery and equipment	3,097	3,473
Construction in progress	70	94
	4,728	5,150
Less accumulated depreciation	2,512	2,770
	2,216	2,380
Goodwill	5,174	5,174
Other intangible assets, net	12,098	12,118
Investment in SABMiller	5,509	5,367
Other assets	1,257	1,851
Total consumer products assets	33,385	32,871
Financial services		
Finance assets, net	3,559	4,502
Other assets	18	29
Total financial services assets	3,577	4,531
Total Assets	$36,962	$37,402

See notes to consolidated financial statements.

at December 31,	2011	2010
Liabilities		
Consumer products		
Current portion of long-term debt	**$ 600**	$ —
Accounts payable	**503**	529
Accrued liabilities:		
Marketing	**430**	447
Taxes, except income taxes	**220**	231
Employment costs	**225**	232
Settlement charges	**3,513**	3,535
Other	**1,311**	1,069
Dividends payable	**841**	797
Total current liabilities	**7,643**	6,840
Long-term debt	**13,089**	12,194
Deferred income taxes	**4,751**	4,618
Accrued pension costs	**1,662**	1,191
Accrued postretirement health care costs	**2,359**	2,402
Other liabilities	**602**	949
Total consumer products liabilities	**30,106**	28,194
Financial services		
Deferred income taxes	**2,811**	3,880
Other liabilities	**330**	101
Total financial services liabilities	**3,141**	3,981
Total liabilities	**33,247**	32,175
Contingencies (Note 19)		
Redeemable noncontrolling interest	**32**	32
Stockholders' Equity		
Common stock, par value $0.33 1/3 per share (2,805,961,317 shares issued)	**935**	935
Additional paid-in capital	**5,674**	5,751
Earnings reinvested in the business	**23,583**	23,459
Accumulated other comprehensive losses	**(1,887)**	(1,484)
Cost of repurchased stock (761,542,032 shares in 2011 and 717,221,651 shares in 2010)	**(24,625)**	(23,469)
Total stockholders' equity attributable to Altria Group, Inc.	**3,680**	5,192
Noncontrolling interests	**3**	3
Total stockholders' equity	**3,683**	5,195
Total Liabilities and Stockholders' Equity	**$36,962**	$37,402

Consolidated Statements of Cash Flows
(in millions of dollars)

for the years ended December 31,	2011	2010	2009
Cash Provided by (Used in) Operating Activities			
Net earnings (loss) — Consumer products	**$3,905**	$3,819	$3,054
— Financial services	**(512)**	88	154
Net earnings	**3,393**	3,907	3,208
Adjustments to reconcile net earnings to operating cash flows:			
Consumer products			
Depreciation and amortization	**253**	276	291
Deferred income tax provision	**382**	408	499
Earnings from equity investment in SABMiller	**(730)**	(628)	(600)
Dividends from SABMiller	**357**	303	254
Asset impairment and exit costs, net of cash paid	**179**	(188)	(22)
IRS payment related to LILO and SILO transactions		(945)	
Cash effects of changes, net of the effects from acquisition of UST:			
Receivables, net	**(19)**	15	(7)
Inventories	**24**	7	51
Accounts payable	**(60)**	48	(25)
Income taxes	**(151)**	(53)	130
Accrued liabilities and other current assets	**21**	(221)	218
Accrued settlement charges	**(22)**	(100)	(346)
Pension plan contributions	**(240)**	(30)	(37)
Pension provisions and postretirement, net	**243**	185	193
Other	**47**	96	232
Financial services			
Deferred income tax benefit	**(825)**	(284)	(456)
PMCC Leveraged Lease Charge	**490**		
Net increase to allowance for losses	**25**		15
Other	**246**	(29)	(155)
Net cash provided by operating activities	**3,613**	2,767	3,443

See notes to consolidated financial statements.

for the years ended December 31,	2011	2010	2009
Cash Provided by (Used in) Investing Activities			
Consumer products			
Capital expenditures	**$ (105)**	$ (168)	$ (273)
Acquisition of UST, net of acquired cash			(10,244)
Other	**2**	115	(31)
Financial services			
Investments in finance assets			(9)
Proceeds from finance assets	**490**	312	793
Net cash provided by (used in) investing activities	**387**	259	(9,764)
Cash Provided by (Used in) Financing Activities			
Consumer products			
Net repayment of short-term borrowings			(205)
Long-term debt issued	**1,494**	1,007	4,221
Long-term debt repaid		(775)	(375)
Financial services			
Long-term debt repaid			(500)
Repurchases of common stock	**(1,327)**		
Dividends paid on common stock	**(3,222)**	(2,958)	(2,693)
Issuances of common stock	**29**	104	89
Financing fees and debt issuance costs	**(24)**	(6)	(177)
Other	**6**	45	(84)
Net cash (used in) provided by financing activities	**(3,044)**	(2,583)	276
Cash and cash equivalents:			
Increase (Decrease)	**956**	443	(6,045)
Balance at beginning of year	**2,314**	1,871	7,916
Balance at end of year	**$3,270**	$2,314	$ 1,871
Cash paid: Interest — Consumer products	**$1,154**	$1,084	$ 904
— Financial services	**$ —**	$ —	$ 38
Income taxes	**$2,865**	$1,884	$ 1,606

Consolidated Statements of Stockholders' Equity

(in millions of dollars, except per share data)

	Attributable to Altria Group, Inc.							
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	*Accumulated* Other Comprehensive Losses	Cost of Repurchased Stock	Comprehensive Earnings	Non-controlling Interests	Total Stockholders' Equity
Balances, December 31, 2008	$935	$6,350	$22,131	$(2,181)	$(24,407)	$ —	$ —	$2,828
Comprehensive earnings:								
Net earnings [(a)]			3,206			3,206	1	3,207
Other comprehensive earnings, net of deferred income taxes:								
Currency translation adjustments				3		3		3
Changes in net loss and prior service cost				375		375		375
Ownership share of SABMiller's other comprehensive earnings				242		242		242
Total other comprehensive earnings						620	—	620
Total comprehensive earnings						3,826	1	3,827
Exercise of stock options and other stock award activity		(353)			506			153
Cash dividends declared ($1.32 per share)			(2,738)					(2,738)
Other							2	2
Balances, December 31, 2009	935	5,997	22,599	(1,561)	(23,901)		3	4,072
Comprehensive earnings:								
Net earnings [(a)]			3,905			3,905	1	3,906
Other comprehensive earnings, net of deferred income taxes:								
Currency translation adjustments				1		1		1
Changes in net loss and prior service cost				35		35		35
Ownership share of SABMiller's other comprehensive earnings				41		41		41
Total other comprehensive earnings						77	—	77
Total comprehensive earnings						3,982	1	3,983
Exercise of stock options and other stock award activity		(246)			432			186
Cash dividends declared ($1.46 per share)			(3,045)					(3,045)
Other							(1)	(1)
Balances, December 31, 2010	935	5,751	23,459	(1,484)	(23,469)		3	5,195
Comprehensive earnings:								
Net earnings [(a)]			**3,390**			**3,390**	**1**	**3,391**
Other comprehensive earnings, net of deferred income taxes:								
Currency translation adjustments				**(2)**		**(2)**		**(2)**
Changes in net loss and prior service cost				**(251)**		**(251)**		**(251)**
Ownership share of SABMiller's other comprehensive losses				**(150)**		**(150)**		**(150)**
Total other comprehensive losses						**(403)**	**—**	**(403)**
Total comprehensive earnings						**2,987**	**1**	**2,988**
Exercise of stock options and other stock award activity		**(77)**			**171**			**94**
Cash dividends declared ($1.58 per share)			**(3,266)**					**(3,266)**
Repurchases of common stock					**(1,327)**			**(1,327)**
Other							**(1)**	**(1)**
Balances, December 31, 2011	**$935**	**$5,674**	**$23,583**	**$(1,887)**	**$(24,625)**		**$ 3**	**$3,683**

(a) Net earnings attributable to noncontrolling interests for the years ended December 31, 2011, 2010 and 2009 exclude $2 million, $1 million and $1 million, respectively, due to the redeemable noncontrolling interest related to Stag's Leap Wine Cellars, which is reported in the mezzanine equity section in the consolidated balance sheets at December 31, 2011, 2010 and 2009, respectively. See Note 19.

See notes to consolidated financial statements.

Note 1.

Background and Basis of Presentation:

■ **Background:** At December 31, 2011, Altria Group, Inc.'s wholly-owned subsidiaries included Philip Morris USA Inc. ("PM USA"), which is engaged in the manufacture and sale of cigarettes and certain smokeless products in the United States; UST LLC ("UST"), which through its direct and indirect wholly-owned subsidiaries including U.S. Smokeless Tobacco Company LLC ("USSTC") and Ste. Michelle Wine Estates Ltd. ("Ste. Michelle"), is engaged in the manufacture and sale of smokeless products and wine; and John Middleton Co. ("Middleton"), which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco. Philip Morris Capital Corporation ("PMCC"), another wholly-owned subsidiary of Altria Group, Inc., maintains a portfolio of leveraged and direct finance leases. In addition, Altria Group, Inc. held a 27.0% economic and voting interest in SABMiller plc ("SABMiller") at December 31, 2011, which is accounted for under the equity method of accounting. Altria Group, Inc.'s access to the operating cash flows of its wholly-owned subsidiaries consists of cash received from the payment of dividends and distributions, and the payment of interest on intercompany loans by its subsidiaries. In addition, Altria Group, Inc. receives cash dividends on its interest in SABMiller, if and when SABMiller pays such dividends. At December 31, 2011, Altria Group, Inc.'s principal wholly-owned subsidiaries were not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock.

UST Acquisition: As discussed in Note 3. *UST Acquisition*, on January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST. As a result of the acquisition, UST has become an indirect wholly-owned subsidiary of Altria Group, Inc.

Dividends and Share Repurchases: In August 2011, Altria Group, Inc.'s Board of Directors approved a 7.9% increase in the quarterly dividend rate to $0.41 per common share versus the previous rate of $0.38 per common share. The current annualized dividend rate is $1.64 per Altria Group, Inc. common share. Future dividend payments remain subject to the discretion of Altria Group, Inc.'s Board of Directors.

In January 2011, Altria Group, Inc.'s Board of Directors authorized a $1.0 billion one-year share repurchase program. Altria Group, Inc. completed this share repurchase program during the third quarter of 2011. Under this program, Altria Group, Inc. repurchased a total of 37.6 million shares of its common stock at an average price of $26.62 per share.

In October 2011, Altria Group, Inc.'s Board of Directors authorized a new $1.0 billion share repurchase program, which Altria Group, Inc. intends to complete by the end of 2012. During the fourth quarter of 2011, Altria Group, Inc. repurchased 11.7 million shares of its common stock at an aggregate cost of approximately $327 million, and an average price of $27.84 per share, under this share repurchase program. Share repurchases under the new program will depend upon marketplace conditions and other factors, and the program remains subject to the discretion of Altria Group, Inc.'s Board of Directors.

During 2011, Altria Group, Inc. repurchased a total of 49.3 million shares of its common stock under the two programs at an aggregate cost of approximately $1.3 billion, and an average price of $26.91 per share.

■ **Basis of presentation:** The consolidated financial statements include Altria Group, Inc., as well as its wholly-owned and majority-owned subsidiaries. Investments in which Altria Group, Inc. exercises significant influence are accounted for under the equity method of accounting. All intercompany transactions and balances have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, lives and valuation assumptions for goodwill and other intangible assets, marketing programs, income taxes, and the allowance for loan losses and estimated residual values of finance leases. Actual results could differ from those estimates.

Balance sheet accounts are segregated by two broad types of business. Consumer products assets and liabilities are classified as either current or non-current, whereas financial services assets and liabilities are unclassified, in accordance with respective industry practices.

Note 2.

Summary of Significant Accounting Policies:

■ **Cash and cash equivalents:** Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

■ **Depreciation, amortization, impairment testing and asset valuation:** Property, plant and equipment are stated at historical costs and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods up to 25 years, and buildings and building improvements over periods up to 50 years. Definite-lived intangible assets are amortized over their estimated useful lives up to 25 years.

Altria Group, Inc. reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Altria Group, Inc. conducts a required annual review of goodwill and indefinite-lived intangible assets for potential impairment, and more frequently if an event occurs or circumstances change that would require Altria Group, Inc. to perform an interim review. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During 2011, 2010 and 2009, Altria Group, Inc. completed its annual review of goodwill and indefinite-lived intangible assets, and no impairment charges resulted from these reviews.

■ **Environmental costs:** Altria Group, Inc. is subject to laws and regulations relating to the protection of the environment. Altria Group, Inc. provides for expenses associated with environmental remediation obligations on an undiscounted basis when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change.

Compliance with environmental laws and regulations, including the payment of any remediation and compliance costs or damages and the making of related expenditures, has not had, and is not expected to have, a material adverse effect on Altria Group, Inc.'s consolidated financial position, results of operations or cash flows (see Note 19. *Contingencies* — Environmental Regulation).

■ **Fair value measurements:** Altria Group, Inc. measures certain assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Altria Group, Inc. uses a fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs used to measure fair value are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value of substantially all of Altria Group, Inc.'s pension assets is based on observable inputs, including readily available quoted market prices, which meet the definition of a Level 1 or Level 2 input. For the fair value disclosure of the pension plan assets, see Note 17. *Benefit Plans*.

■ **Finance leases:** Income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at constant after-tax rates of return on the positive net investment balances. Investments in leveraged leases are stated net of related nonrecourse debt obligations.

Income attributable to direct finance leases is initially recorded as unearned income and subsequently recognized as revenue over the terms of the respective leases at constant pre-tax rates of return on the net investment balances.

Finance leases include unguaranteed residual values that represent PMCC's estimates at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC's management. This review includes analysis of a number of factors, including activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in a decrease of $11 million to PMCC's net revenues and results of operations in 2010. There were no adjustments in 2011 and 2009.

PMCC considers rents receivable past due when they are beyond the grace period of their contractual due date. PMCC stops recording income ("non-accrual status") on rents receivable when contractual payments become 90 days past due or earlier if management believes there is significant uncertainty of collectability of rent payments, and resumes recording income when collectability of rent payments is reasonably certain. Payments received on rents receivable that are on non-accrual status are used to reduce the rents receivable balance. Write-offs to the allowance for losses are recorded when amounts are deemed to be uncollectible.

■ **Guarantees:** Altria Group, Inc. recognizes a liability for the fair value of the obligation of qualifying guarantee activities. See Note 19. *Contingencies* for a further discussion of guarantees.

■ **Income taxes:** Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

Altria Group, Inc. recognizes a benefit for uncertain tax positions when a tax position taken or expected to be taken in a tax return is more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on its consolidated statements of earnings.

■ **Inventories:** Inventories are stated at the lower of cost or market. The last-in, first-out ("LIFO") method is used to cost substantially all tobacco inventories. The cost of the remaining inventories is determined using the first-in, first-out and average cost methods. It is a generally recognized industry practice to classify leaf tobacco and wine inventories as current assets although part of such inventory, because of the duration of the curing and aging process, ordinarily would not be utilized within one year.

■ **Litigation contingencies and costs:** Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Litigation defense costs are expensed as incurred and included in marketing, administration and research costs on the consolidated statements of earnings.

■ **Marketing costs:** The consumer products businesses promote their products with consumer engagement programs, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives, event marketing and volume-based incentives. Consumer engagement programs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. For interim reporting purposes, consumer engagement programs and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

■ **Revenue recognition:** The consumer products businesses recognize revenues, net of sales incentives and sales returns, and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. Payments received in advance of revenue recognition are deferred and recorded in other accrued liabilities until revenue is recognized. Altria Group, Inc.'s consumer products businesses also include excise taxes billed to customers in net revenues. Shipping and handling costs are classified as part of cost of sales.

■ **Stock-based compensation:** Altria Group, Inc. measures compensation cost for all stock-based awards at fair value on date of grant and recognizes compensation expense over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant.

■ **New accounting standards:** In September 2011, the Financial Accounting Standards Board ("FASB") issued authoritative guidance to simplify how entities test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The new guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted. Altria Group, Inc. performed a quantitative impairment test for its 2011 annual review of goodwill under the existing guidance and will evaluate performing a qualitative assessment in 2012.

In June and December 2011, the FASB issued authoritative guidance that will eliminate the option of presenting components of other comprehensive earnings as part of the statement of stockholders' equity. The guidance will instead require the reporting of other comprehensive earnings in a single continuous statement of comprehensive earnings or in a separate statement immediately following the statement of earnings. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2011; however, early adoption is permitted. Altria Group, Inc. intends to comply with the new reporting requirements beginning in the first quarter of 2012.

In May 2011, the FASB issued authoritative guidance relating to fair value measurement and disclosure requirements. The new guidance is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The adoption of this guidance will not have a significant impact on Altria Group, Inc.'s existing fair value measurements or disclosures.

Note 3.

UST Acquisition:

On January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST. The transaction was valued at approximately $11.7 billion, which represented a purchase price of $10.4 billion and approximately $1.3 billion of UST debt, which together with acquisition-related costs and payments of approximately $0.6 billion (consisting primarily of financing fees, the funding of UST's non-qualified pension plans, investment banking fees and the early retirement of

UST's revolving credit facility), represented a total cash outlay of approximately $11 billion.

In connection with the acquisition of UST, Altria Group, Inc. had in place at December 31, 2008, a 364-day term bridge loan facility ("Bridge Facility"). On January 6, 2009, Altria Group, Inc. borrowed the entire available amount of $4.3 billion under the Bridge Facility, which was used along with available cash of $6.7 billion, representing the net proceeds from the issuances of senior unsecured long-term notes in November and December 2008, to fund the acquisition of UST. In February 2009, Altria Group, Inc. also issued $4.2 billion of senior unsecured long-term notes. The net proceeds from the issuance of these notes, along with available cash, were used to prepay all of the outstanding borrowings under the Bridge Facility. Upon such prepayment, the Bridge Facility was terminated.

UST's financial position and results of operations have been consolidated with Altria Group, Inc. as of January 6, 2009. Pro forma results of Altria Group, Inc., for the year ended December 31, 2009, assuming the acquisition had occurred on January 1, 2009, would not be materially different from the actual results reported for the year ended December 31, 2009.

During the fourth quarter of 2009, the allocation of purchase price relating to the acquisition of UST was completed. The following amounts represent the fair value of identifiable assets acquired and liabilities assumed in the UST acquisition:

(in millions)	
Cash and cash equivalents	$ 163
Inventories	796
Property, plant and equipment	688
Other intangible assets:	
Indefinite-lived trademarks	9,059
Definite-lived (20-year life)	60
Short-term borrowings	(205)
Current portion of long-term debt	(240)
Long-term debt	(900)
Deferred income taxes	(3,535)
Other assets and liabilities, net	(540)
Noncontrolling interests	(36)
Total identifiable net assets	5,310
Total purchase price	10,407
Goodwill	$ 5,097

The excess of the purchase price paid by Altria Group, Inc. over the fair value of identifiable net assets acquired in the acquisition of UST primarily reflects the value of adding USSTC and its subsidiaries to Altria Group, Inc.'s family of tobacco operating companies (PM USA and Middleton), with leading brands in cigarettes, smokeless products and machine-made large cigars, and anticipated annual synergies of approximately $300 million resulting primarily from reduced selling, general and administrative, and corporate expenses. None of the goodwill or other intangible assets will be deductible for tax purposes.

The assets acquired, liabilities assumed and noncontrolling interests of UST have been measured as of the acquisition date. In valuing trademarks, Altria Group, Inc. estimated the fair value using a discounted cash flow methodology. No material contingent liabilities were recognized as of the acquisition date because the acquisition date fair value of such contingencies cannot be determined, and the contingencies are not both probable and reasonably estimable. Additionally, costs incurred to effect the acquisition, as well as costs to restructure UST, are being recognized as expenses in the periods in which the costs are incurred. For the years ended December 31, 2011, 2010 and 2009, Altria Group, Inc. incurred pre-tax acquisition-related charges, as well as restructuring and integration costs, consisting of the following:

	For the Years Ended December 31,		
(in millions)	2011	2010	2009
Asset impairment and exit costs	**$(4)**	$ 6	$202
Integration costs	**3**	18	49
Inventory adjustments	**6**	22	36
Financing fees			91
Transaction costs			60
Total	**$ 5**	$46	$438

Total acquisition-related charges, as well as restructuring and integration costs incurred since the September 8, 2008 announcement of the acquisition, were $547 million as of December 31, 2011. As of December 31, 2011, pre-tax charges and costs related to the acquisition of UST have been completed.

Note 4.

Goodwill and Other Intangible Assets, net:

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net	
(in millions)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Cigarettes	**$ —**	$ —	**$ 250**	$ 261
Smokeless products	**5,023**	5,023	**8,841**	8,843
Cigars	**77**	77	**2,738**	2,744
Wine	**74**	74	**269**	270
Total	**$5,174**	$5,174	**$12,098**	$12,118

Goodwill relates to the January 2009 acquisition of UST (see Note 3. *UST Acquisition*) and the December 2007 acquisition of Middleton.

Other intangible assets consisted of the following:

(in millions)	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization	December 31, 2010 Gross Carrying Amount	December 31, 2010 Accumulated Amortization
Indefinite-lived intangible assets	**$11,701**		$11,701	
Definite-lived intangible assets	**464**	**$67**	464	$47
Total other intangible assets	**$12,165**	**$67**	$12,165	$47

Indefinite-lived intangible assets consist substantially of trademarks from the January 2009 acquisition of UST ($9.1 billion) and the December 2007 acquisition of Middleton ($2.6 billion). Definite-lived intangible assets, which consist primarily of customer relationships and certain cigarette trademarks, are amortized over periods up to 25 years. Pre-tax amortization expense for definite-lived intangible assets during each of the years ended December 31, 2011, 2010 and 2009, was $20 million. Annual amortization expense for each of the next five years is estimated to be approximately $20 million, assuming no additional transactions occur that require the amortization of intangible assets.

There were no changes in goodwill and the gross carrying amount of other intangible assets for the years ended December 31, 2011 and 2010.

Note 5.

Asset Impairment, Exit, Implementation and Integration Costs:

Pre-tax asset impairment, exit, implementation and integration costs for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

(in millions)	For the Year Ended December 31, 2011			
	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	**$178**	**$ 1**	**$ —**	**$179**
Smokeless products	**32**		**3**	**35**
Cigars	**4**			**4**
General corporate	**8**			**8**
Total	**$222**	**$ 1**	**$ 3**	**$226**

(in millions)	For the Year Ended December 31, 2010			
	Asset Impairment *and Exit Costs*	Implementation *Costs*	Integration *Costs*	*Total*
Cigarettes	$ 24	$ 75	$ —	$ 99
Smokeless products	6		16	22
Cigars			2	2
Wine			2	2
General corporate	6			6
Total	$ 36	$ 75	$ 20	$131

(in millions)	For the Year Ended December 31, 2009			
	Asset Impairment *and Exit Costs*	Implementation *Costs*	Integration *Costs*	*Total*
Cigarettes	$115	$139	$ —	$254
Smokeless products	193		43	236
Cigars			9	9
Wine	3		6	9
Financial services	19			19
General corporate	91			91
Total	$421	$139	$ 58	$618

The movement in the severance liability and details of asset impairment and exit costs for Altria Group, Inc. for the years ended December 31, 2011 and 2010 was as follows:

(in millions)	Severance	Other	Total
Severance liability balance, December 31, 2009	$228	$—	$228
Charges, net	(11)	47	36
Cash spent	(191)	(36)	(227)
Other		(11)	(11)
Severance liability balance, December 31, 2010	26	—	26
Charges, net	**154**	**68**	**222**
Cash spent	**(24)**	**(20)**	**(44)**
Other		**(48)**	**(48)**
Severance liability balance, December 31, 2011	**$156**	**$—**	**$156**

Other charges in the table above primarily include other employee termination benefits, including pension and postretirement, and asset impairments. Charges, net in the table above include the reversal in 2011 of lease exit costs ($4 million) associated with the UST integration, and the reversal in 2010 of severance costs ($13 million) associated with the Manufacturing Optimization Program.

The pre-tax asset impairment, exit, implementation, and integration costs shown above are primarily a result of the programs discussed below.

■ **2011 Cost Reduction Program:** In October 2011, Altria Group, Inc. announced a new cost reduction program (the "2011 Cost Reduction Program") for its tobacco and service company subsidiaries, reflecting Altria Group, Inc.'s objective to reduce cigarette-related infrastructure ahead of PM USA's cigarette volume declines. As a result of this program, Altria Group, Inc. expects to incur total pre-tax charges of approximately $300 million (concluding in 2012), which is lower than the original estimate of $375 million due primarily to lower-than-expected employee separation costs. The estimated charges include employee separation costs of approximately $220 million and other charges of approximately $80 million, which include lease termination and asset impairments. Substantially all of these charges will result in cash expenditures.

For the year ended December 31, 2011, total pre-tax asset impairment and exit costs of $223 million were recorded for this program in the cigarettes segment ($175 million), smokeless products segment ($36 million), cigars segment ($4 million) and general corporate ($8 million). In addition, pre-tax implementation costs of $1 million were recorded in the cigarettes segment for total pre-tax charges of $224 million related to this program. The pre-tax implementation costs were included in marketing, administration and research costs on Altria Group, Inc.'s consolidated statement of earnings for the year ended December 31, 2011. Cash payments related to this program of $9 million were made during the year ended December 31, 2011.

In connection with the 2011 Cost Reduction Program, Altria Group, Inc. has reorganized its tobacco operating companies and, effective January 1, 2012, Middleton became a wholly-owned subsidiary of PM USA. In addition, beginning in 2012, Altria Group, Inc. has revised its reportable segments (see Note 16. *Segment Reporting*).

■ **Integration and Restructuring Program:** Altria Group, Inc. has completed a restructuring program that commenced in December 2008, and was expanded in August 2009. Pursuant to this program, Altria Group, Inc. restructured corporate, manufacturing, and sales and marketing services functions in connection with the integration of UST and its focus on optimizing company-wide cost structures in light of ongoing declines in U.S. cigarette volumes.

As part of this program, Altria Group, Inc. recorded a reversal of $4 million for pre-tax asset impairment and exit costs, and a pre-tax charge of $3 million for integration costs in the smokeless products segment for the year ended December 31, 2011. Pre-tax asset impairment, exit and integration costs for the years ended December 31, 2010 and 2009 consisted of the following:

	For the Year Ended December 31, 2010		
(in millions)	Asset Impairment and Exit Costs	Integration Costs	Total
Smokeless products	$ 6	$16	$22
Wine		2	2
General corporate	4		4
Total	$10	$18	$28

	For the Year Ended December 31, 2009		
(in millions)	Asset Impairment and Exit Costs	Integration Costs	Total
Cigarettes	$ 18	$—	$ 18
Smokeless products	193	43	236
Wine	3	6	9
Financial services	4		4
General corporate	61		61
Total	$279	$49	$328

These charges are primarily related to employee separation costs, lease exit costs, relocation of employees, asset impairment and other costs related to the integration of UST operations. The pre-tax integration costs were included in marketing, administration and research costs on Altria Group, Inc.'s consolidated statements of earnings for the years ended December 31, 2011, 2010 and 2009. Total pre-tax charges incurred since the inception of the program through December 31, 2011 were $481 million. Cash payments related to the program of $20 million, $111 million and $221 million were made during the years ended December 31, 2011, 2010 and 2009, respectively, for a total of $352 million since inception. Cash payments related to this program have been completed.

■ **Manufacturing Optimization Program:** PM USA ceased production at its Cabarrus, North Carolina manufacturing facility and completed the consolidation of its cigarette manufacturing capacity into its Richmond, Virginia facility on July 29, 2009. PM USA took this action to address ongoing cigarette volume declines including the impact of the federal excise tax increase enacted in early 2009. In April 2011, PM USA completed the de-commissioning of the Cabarrus facility.

PM USA continues to market for sale the Cabarrus facility and land. The future sale of the Cabarrus facility and land is not expected to have a material impact on the financial results of Altria Group, Inc.

As a result of this program, which commenced in 2007, PM USA expects to incur total pre-tax charges of approximately $800 million, which consist of employee separation costs of $325 million, accelerated depreciation of $275 million and other charges of $200 million, primarily related to the relocation of employees and equipment, net of estimated gains on sales of land and buildings. Total pre-tax charges incurred for the program through December 31, 2011 of $827 million, which are reflected in the cigarettes segment, do not reflect estimated gains from the future sales of land and buildings.

PM USA recorded pre-tax charges for this program as follows:

	For the Years Ended December 31,		
(in millions)	2011	2010	2009
Asset impairment and exit costs	$3	$24	$ 97
Implementation costs		75	139
Total	$3	$99	$236

Pre-tax implementation costs related to this program were primarily related to accelerated depreciation and were included in cost of sales in the consolidated statements of earnings for the years ended December 31, 2010 and 2009, respectively.

Cash payments related to the program of $16 million, $128 million and $210 million were made during the years ended December 31, 2011, 2010 and 2009, respectively, for total cash payments of $450 million since inception. Cash payments related to this program have been completed.

Note 6.

Inventories:

The cost of approximately 70% and 71% of inventories in 2011 and 2010, respectively, was determined using the LIFO method. The stated LIFO amounts of inventories were approximately $0.6 billion and $0.7 billion lower than the current cost of inventories at December 31, 2011 and 2010, respectively.

Note 7.

Investment in SABMiller:

At December 31, 2011, Altria Group, Inc. held a 27.0% economic and voting interest in SABMiller. Altria Group, Inc.'s investment in SABMiller is being accounted for under the equity method.

Pre-tax earnings from Altria Group, Inc.'s equity investment in SABMiller consisted of the following:

	For the Years Ended December 31,		
(in millions)	2011	2010	2009
Equity earnings	$703	$578	$407
Gains resulting from issuances of common stock by SABMiller	27	50	193
	$730	$628	$600

Summary financial data of SABMiller is as follows:

	At December 31,	
(in millions)	2011	2010
Current assets	$ 5,967	$ 4,518
Long-term assets	$46,438	$34,744
Current liabilities	$ 7,591	$ 6,625
Long-term liabilities	$22,521	$11,270
Non-controlling interests	$ 1,013	$ 766

	For the Years Ended December 31,		
(in millions)	2011	2010	2009
Net revenues	$20,780	$18,981	$17,020
Operating profit	$ 3,603	$ 2,821	$ 2,173
Net earnings	$ 2,596	$ 2,133	$ 1,473

The fair value, based on unadjusted quoted prices in active markets, of Altria Group, Inc.'s equity investment in SABMiller at December 31, 2011, was $15.2 billion, as compared with its carrying value of $5.5 billion. The fair value, based on unadjusted quoted prices in active markets, of Altria Group, Inc.'s equity investment in SABMiller at December 31, 2010, was $15.1 billion, as compared with its carrying value of $5.4 billion.

Note 8.

Finance Assets, net:

In 2003, PMCC ceased making new investments and began focusing exclusively on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC's operating companies income will fluctuate over time as investments mature or are sold. During 2011, 2010 and 2009, proceeds from asset management activities totaled $490 million, $312 million and $793 million, respectively, and gains included in operating companies income totaled $107 million, $72 million and $257 million, respectively.

At December 31, 2011, finance assets, net, of $3,559 million were comprised of investments in finance leases of $3,786 million, reduced by the allowance for losses of $227 million. At December 31, 2010, finance assets, net, of $4,502 million were comprised of investments in finance leases of $4,704 million, reduced by the allowance for losses of $202 million.

During the second quarter of 2011, Altria Group, Inc. recorded a one-time charge of $627 million related to the tax treatment of certain leveraged lease transactions entered into by PMCC (the "PMCC Leveraged Lease Charge"). Approximately 50% of the charge ($315 million), which does not include potential penalties, represents a reduction in cumulative lease earnings recorded to date that will be recaptured over the remainder of the affected lease terms. The remaining portion of the charge ($312 million) primarily represents a permanent charge for interest on tax underpayments. The one-time charge was recorded in Altria Group, Inc.'s consolidated statement of earnings for the year ended December 31, 2011 as follows:

(in millions)	Net Revenues	Provision for Income Taxes	Total
Reduction to cumulative lease earnings	**$490**	**$(175)**	**$315**
Interest on tax underpayments		**312**	**312**
Total	**$490**	**$ 137**	**$627**

See Note 15. *Income Taxes* and Note 19. *Contingencies* for further discussion of matters related to this charge.

A summary of the net investments in finance leases at December 31, before allowance for losses, was as follows:

	Leveraged Leases		Direct Finance Leases		Total	
(in millions)	2011	2010	2011	2010	2011	2010
Rents receivable, net	**$ 3,926**	$ 4,659	**$ 162**	$ 207	**$ 4,088**	$ 4,866
Unguaranteed residual values	**1,306**	1,327	**86**	87	**1,392**	1,414
Unearned income	**(1,692)**	(1,573)	**(2)**	(3)	**(1,694)**	(1,576)
Investments in finance leases	**3,540**	4,413	**246**	291	**3,786**	4,704
Deferred income taxes	**(2,793)**	(3,830)	**(107)**	(130)	**(2,900)**	(3,960)
Net investments in finance leases	**$ 747**	$ 583	**$ 139**	$ 161	**$ 886**	$ 744

For leveraged leases, rents receivable, net, represent unpaid rents, net of principal and interest payments on third-party nonrecourse debt. PMCC's rights to rents receivable are subordinate to the third-party nonrecourse debtholders, and the leased equipment is pledged as collateral to the debtholders. The repayment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt of $6.8 billion and $8.3 billion at December 31, 2011 and 2010, respectively, has been offset against the related rents receivable. There were no leases with contingent rentals in 2011 and 2010.

At December 31, 2011, PMCC's investments in finance leases were principally comprised of the following investment categories: aircraft (30%), rail and surface transport (26%), electric power (25%), real estate (10%) and manufacturing (9%). Investments located outside the United States, which are all U.S. dollar-denominated, represented 13% and 23% of PMCC's investments in finance leases at December 31, 2011 and 2010, respectively.

Rents receivable in excess of debt service requirements on third-party nonrecourse debt related to leveraged leases and rents receivable from direct finance leases at December 31, 2011 were as follows:

(in millions)	Leveraged Leases	Direct Finance Leases	Total
2012	$ 108	$ 45	$ 153
2013	158	45	203
2014	243	45	288
2015	335		335
2016	149		149
Thereafter	2,933	27	2,960
Total	$3,926	$162	$4,088

Included in net revenues for the years ended December 31, 2011, 2010 and 2009, were leveraged lease revenues of $(314) million, which includes a reduction to cumulative lease earnings of $490 million as a result of the PMCC Leveraged Lease Charge, $160 million and $341 million, respectively, and direct finance lease revenues of $1 million, $1 million and $7 million, respectively. Income tax (benefit) expense, excluding interest on tax underpayments, on leveraged lease revenues for the years ended December 31, 2011, 2010 and 2009, was $(112) million, $58 million and $119 million, respectively.

Income from investment tax credits on leveraged leases, and initial direct and executory costs on direct finance leases, were not significant during the years ended December 31, 2011, 2010 and 2009.

PMCC maintains an allowance for losses, which provides for estimated losses on its investments in finance leases. PMCC's portfolio consists of leveraged and direct finance leases to a diverse base of lessees participating in a wide variety of industries. Losses on such leases are recorded when probable and estimable. PMCC regularly performs a systematic assessment of each individual lease in its portfolio to determine potential credit or collection issues that might indicate impairment. Impairment takes into consideration both the probability of default and the likelihood of recovery if default were to occur. PMCC considers both quantitative and qualitative factors of each investment when performing its assessment of the allowance for losses.

Quantitative factors that indicate potential default are tied most directly to public debt ratings. PMCC monitors all publicly available information on its obligors, including financial statements and credit rating agency reports. Qualitative factors that indicate the likelihood of recovery if default were to occur include, but are not limited to, underlying collateral value, other forms of credit support, and legal/structural considerations impacting each lease. Using all available information, PMCC calculates potential losses for each lease in its portfolio based on its default and recovery assumption for each lease. The aggregate of these potential losses forms a range of potential losses which is used as a guideline to determine the adequacy of PMCC's allowance for losses.

PMCC assesses the adequacy of its allowance for losses relative to the credit risk of its leasing portfolio on an ongoing basis. PMCC believes that, as of December 31, 2011, the allowance for losses of $227 million is adequate. PMCC continues to monitor economic and credit conditions, and the individual situations of its lessees and their respective industries, and may have to increase its allowance for losses if such conditions worsen.

The activity in the allowance for losses on finance assets for the years ended December 31, 2011, 2010 and 2009 was as follows:

(in millions)	2011	2010	2009
Balance at beginning of year	**$202**	$266	$304
Increase to allowance	**25**		15
Amounts written-off		(64)	(53)
Balance at end of year	**$227**	$202	$266

PMCC leases 28 aircraft to American Airlines, Inc. ("American"), which filed for bankruptcy on November 29, 2011. As of the date of the bankruptcy filing, PMCC stopped recording income on its $140 million investment in finance leases from American. The leases could be rejected, restructured or, where applicable, foreclosed upon by the debtholders which would result in a write-off of the related investment in finance lease balance against PMCC's allowance for losses. Should foreclosure occur, PMCC would be subject to an acceleration of deferred taxes of approximately $22 million. After assessing its allowance for losses, including the impact of the American bankruptcy filing, PMCC increased the allowance for losses by $60 million during the fourth quarter of 2011. With the exception of American, all PMCC lessees were current on their lease payment obligations as of December 31, 2011.

During the third quarter of 2011, PMCC determined that its allowance for losses exceeded the amount required based on its assessment of the credit quality of the leasing portfolio at that time including reductions in exposure to below investment grade lessees. As a result, the allowance for losses was reduced by $35 million.

PMCC leased, under several lease arrangements, various types of automotive manufacturing equipment to General Motors Corporation ("GM"), which filed for bankruptcy on June 1, 2009. As of the date of the bankruptcy filing, PMCC stopped recording income on its $214 million investment in finance leases from GM. During 2009, GM rejected one of the leases, which resulted in a $49 million write-off against PMCC's allowance for losses, lowering the investment in finance leases balance from GM to $165 million. General Motors LLC ("New GM"), which is the successor of GM's North American automobile business, agreed to assume nearly all the remaining leases under same terms as GM, except for a rebate of a portion of future rents. The assignment of the leases to New GM was approved by the bankruptcy court and became effective in March 2010. During the first quarter of 2010, GM rejected another lease that was not assigned to New GM. The impact of the rent rebates and the 2010 lease rejection resulted in a $64 million write-off against PMCC's allowance for losses in the first quarter of 2010. In the first quarter of 2010, PMCC participated in a transaction pursuant to which the equipment related to the rejected leases was sold to New GM. These transactions resulted in an acceleration of deferred taxes of $34 million in 2010. As of December 31, 2011 and 2010, PMCC's investment in finance leases from New GM was $101 million.

During 2009, PMCC increased its allowance for losses by $15 million based on management's assessment of its portfolio, including its exposure to GM.

The credit quality of PMCC's investments in finance leases as assigned by Standard & Poor's Rating Services ("Standard & Poor's") and Moody's Investor Service, Inc. ("Moody's") at December 31, 2011 and 2010 was as follows:

(in millions)	2011	2010
Credit Rating by Standard & Poor's/Moody's:		
"AAA/Aaa" to "A-/A3"	**$1,570**	$2,343
"BBB+/Baa1" to "BBB-/Baa3"	**1,080**	1,148
"BB+/Ba1" and Lower	**1,136**	1,213
Total	**$3,786**	$4,704

Note 9.

Short-Term Borrowings and Borrowing Arrangements:

At December 31, 2011 and December 31, 2010, Altria Group, Inc. had no short-term borrowings. The credit line available to Altria Group, Inc. at December 31, 2011 was $3.0 billion.

On June 30, 2011, Altria Group, Inc. entered into a senior unsecured 5-year revolving credit agreement (the "Credit Agreement"). The Credit Agreement provides for borrowings up to an aggregate principal amount of $3.0 billion and expires on June 30, 2016. The Credit Agreement replaced Altria Group, Inc.'s $0.6 billion senior unsecured 364-day revolving credit agreement, which was to expire on November 16, 2011 (the "364-Day Agreement"), and Altria Group, Inc.'s $2.4 billion senior unsecured 3-year revolving credit agreement, which was to expire on November 20, 2012 (together with the 364-Day Agreement, the "Terminated Agreements"). The Terminated Agreements were terminated effective June 30, 2011. Pricing for interest and fees under the Credit Agreement may be modified in the event of a change in the rating of Altria Group, Inc.'s long-term senior unsecured debt. Interest rates on borrowings under the Credit Agreement are expected to be based on the London Interbank Offered Rate ("LIBOR") plus a percentage equal to Altria Group, Inc.'s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.'s long-term senior unsecured debt from Standard & Poor's and Moody's. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2011 for borrowings under the Credit Agreement are 0.75% and 1.75%, respectively. The Credit Agreement does not include any other rating triggers, nor does it contain any provisions that could require the posting of collateral.

The Credit Agreement is used for general corporate purposes and to support Altria Group, Inc.'s commercial paper issuances. As in the Terminated Agreements, the Credit Agreement requires that Altria Group, Inc. maintain (i) a ratio of debt to consolidated EBITDA of not more than 3.0 to 1.0 and (ii) a ratio of consolidated EBITDA to consolidated interest expense of not less than 4.0 to 1.0, each calculated as of the end of the applicable quarter on a rolling four quarters basis. At December 31, 2011, the ratios of debt to consolidated EBITDA and consolidated EBITDA to consolidated interest expense, calculated in accordance with the Credit Agreement, were 1.9 to 1.0 and 6.4 to 1.0, respectively. Altria Group, Inc. expects to continue to meet its covenants associated with the Credit Agreement. The terms "consolidated EBITDA," "debt" and "consolidated interest expense," as defined in the Credit Agreement, include certain adjustments.

Any commercial paper issued by Altria Group, Inc. and borrowings under the Credit Agreement are guaranteed by PM USA (see Note 20. *Condensed Consolidating Financial Information*).

Note 10.

Long-Term Debt:

At December 31, 2011 and 2010, Altria Group, Inc.'s long-term debt, all of which was consumer products debt, consisted of the following:

(in millions)	2011	2010
Notes, 4.125% to 10.20%, interest payable semi-annually (average coupon interest rate 8.3%), due through 2039	**$13,647**	$12,152
Debenture, 7.75% due 2027, interest payable semi-annually	**42**	42
	13,689	12,194
Less current portion of long-term debt	**600**	
	$13,089	$12,194

Aggregate maturities of long-term debt are as follows:

(in millions)	Altria Group, Inc.	UST	Total Long-Term Debt
2012		$600	$ 600
2013	$1,459		1,459
2014	525		525
2015	1,000		1,000
2018	3,100	300	3,400
2019	2,200		2,200
Thereafter	4,542		4,542

Altria Group, Inc.'s estimate of the fair value of its debt is based on observable market information from a third party pricing source. The aggregate fair value of Altria Group, Inc.'s total long-term debt at December 31, 2011, was $17.7 billion, as compared with its carrying value of $13.7 billion. The aggregate fair value of Altria Group, Inc.'s long-term debt at December 31, 2010, was $15.5 billion, as compared with its carrying value of $12.2 billion.

■ **Altria Group, Inc. Senior Notes:** On May 5, 2011, Altria Group, Inc. issued $1.5 billion (aggregate principal amount) of 4.75% senior unsecured long-term notes due May 5, 2021, with interest payable semi-annually. The net proceeds from the issuances of these senior unsecured notes were added to Altria Group, Inc.'s general funds and used for general corporate purposes.

The notes of Altria Group, Inc. are senior unsecured obligations and rank equally in right of payment with all of Altria Group, Inc.'s existing and future senior unsecured indebtedness. With respect to $12,725 million (aggregate principal amount) of Altria Group, Inc.'s senior unsecured long-term notes that were issued from 2008 to 2011, upon the occurrence of both (i) a change of control of Altria Group, Inc. and (ii) the notes ceasing to be rated investment grade by each of Moody's, Standard & Poor's and Fitch Ratings Ltd. within a specified time period, Altria Group, Inc. will be required to make an offer to purchase the notes at a price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest to the date of repurchase as and to the extent set forth in the terms of the notes.

With respect to $10,225 million (aggregate principal amount) of senior unsecured long-term notes issued in 2008 and 2009, the interest rate payable on each series of notes is subject to adjustment from time to time if the rating assigned to the notes of such series by Moody's or Standard & Poor's is downgraded (or subsequently upgraded) as and to the extent set forth in the terms of the notes.

The obligations of Altria Group, Inc. under the notes are guaranteed by PM USA (see Note 20. *Condensed Consolidating Financial Information*).

- **UST Senior Notes:** As discussed in Note 3. *UST Acquisition*, the purchase price for the acquisition of UST included $900 million (aggregate principal amount) of long-term debt consisting of notes that are senior unsecured obligations and rank equally in right of payment with all of UST's existing and future senior unsecured and unsubordinated indebtedness. With respect to $300 million (aggregate principal amount) of the UST senior notes, upon the occurrence of both (i) a change of control of UST and (ii) these notes ceasing to be rated investment grade by each of Moody's and Standard & Poor's within a specified time period, UST would be required to make an offer to purchase these notes at a price equal to 101% of the aggregate principal amount of such series, plus accrued and unpaid interest to the date of repurchase as and to the extent set forth in the terms of these notes.

Note 11.

Capital Stock:

Shares of authorized common stock are 12 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, December 31, 2008	2,805,961,317	(744,589,733)	2,061,371,584
Exercise of stock options and issuance of other stock awards		14,657,060	14,657,060
Balances, December 31, 2009	2,805,961,317	(729,932,673)	2,076,028,644
Exercise of stock options and issuance of other stock awards		12,711,022	12,711,022
Balances, December 31, 2010	2,805,961,317	(717,221,651)	2,088,739,666
Exercise of stock options and issuance of other stock awards		**5,004,502**	**5,004,502**
Repurchases of common stock		**(49,324,883)**	**(49,324,883)**
Balances, December 31, 2011	**2,805,961,317**	**(761,542,032)**	**2,044,419,285**

At December 31, 2011, 48,822,217 shares of common stock were reserved for stock options and other stock awards under Altria Group, Inc.'s stock plans, and 10 million shares of Serial Preferred Stock, $1.00 par value, were authorized. No shares of Serial Preferred Stock have been issued.

Note 12.

Stock Plans:

Under the Altria Group, Inc. 2010 Performance Incentive Plan (the "2010 Plan"), Altria Group, Inc. may grant to eligible employees stock options, stock appreciation rights, restricted stock, restricted and deferred stock units, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Up to 50 million shares of common stock may be issued under the 2010 Plan. In addition, Altria Group, Inc. may grant up to one million shares of common stock to members of the Board of Directors who are not employees of Altria Group, Inc. under the Stock Compensation Plan for Non-Employee Directors (the "Directors Plan"). Shares available to be granted under the 2010 Plan and the Directors Plan at December 31, 2011, were 47,880,823 and 658,731 respectively.

Restricted and Deferred Stock

Altria Group, Inc. may grant shares of restricted stock and deferred stock to eligible employees. These shares include nonforfeitable rights to dividends or dividend equivalents during the vesting period but may not be sold, assigned, pledged or otherwise encumbered. Such shares are subject to forfeiture if certain employment conditions are not met. Restricted and deferred stock generally vests on the third anniversary of the grant date.

The fair value of the shares of restricted stock and deferred stock at the date of grant is amortized to expense ratably over the restriction period, which is generally three years. Altria Group, Inc. recorded pre-tax compensation expense related to restricted stock and deferred stock granted to employees for the years ended December 31, 2011, 2010 and 2009 of $47 million, $44 million and $61 million, respectively. The deferred tax benefit recorded related to this compensation expense was $18 million, $16 million and $24 million for the years ended December 31, 2011, 2010 and 2009, respectively. The unamortized compensation expense related to Altria Group, Inc. restricted stock and deferred stock was $67 million at December 31, 2011 and is expected to be recognized over a weighted-average period of approximately 2 years.

Altria Group, Inc.'s restricted stock and deferred stock activity was as follows for the year ended December 31, 2011:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at December 31, 2010	8,765,598	$19.72
Granted	**2,216,160**	**24.34**
Vested	**(2,259,327)**	**22.41**
Forfeited	**(312,015)**	**20.84**
Balance at December 31, 2011	**8,410,416**	**20.17**

The weighted-average grant date fair value of Altria Group, Inc. restricted stock and deferred stock granted during the years ended December 31, 2011, 2010 and 2009 was $54 million, $53 million and $95 million, respectively, or $24.34, $19.90 and $16.71 per restricted or deferred share, respectively. The total fair value of Altria Group, Inc. restricted stock and deferred stock vested during the years ended December 31, 2011, 2010 and 2009 was $56 million, $33 million and $46 million, respectively.

Stock Option Plan

Altria Group, Inc. has not granted stock options to employees since 2002.

Altria Group, Inc. stock option activity was as follows for the year ended December 31, 2011:

	Shares Subject to Option	Weighted-Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2010	2,675,593	$10.95		
Options exercised	**(2,637,038)**	**10.95**		
Options canceled	**(33,965)**	**10.23**		
Balance/ Exercisable at December 31, 2011	**4,590**	**12.48**	**4 months**	**$79 thousand**

The aggregate intrinsic value shown in the table above was based on the December 31, 2011 closing price for Altria Group, Inc.'s common stock of $29.65. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $37 million, $110 million and $87 million, respectively.

Note 13.

Earnings per Share:

Basic and diluted earnings per share ("EPS") were calculated using the following:

	For the Years Ended December 31,		
(in millions)	2011	2010	2009
Net earnings attributable to Altria Group, Inc.	**$3,390**	$3,905	$3,206
Less: Distributed and undistributed earnings attributable to unvested restricted and deferred shares	**(13)**	(15)	(11)
Earnings for basic and diluted EPS	**$3,377**	$3,890	$3,195
Weighted-average shares for basic EPS	**2,064**	2,077	2,066
Add: Incremental shares from stock options		2	5
Weighted-average shares for diluted EPS	**2,064**	2,079	2,071

For the 2011 and 2010 computations, there were no antidilutive stock options. For the 2009 computation, 0.7 million stock options were excluded from the calculation of weighted-average shares for diluted EPS because their effects were antidilutive.

Note 14.

Accumulated Other Comprehensive Losses:

The following table sets forth the changes in each component of accumulated other comprehensive losses, net of deferred income taxes, attributable to Altria Group, Inc.:

(in millions)	Currency Translation Adjustments	Changes in Net Loss and Prior Service Cost	Ownership Share of SABMiller's Other Comprehensive Earnings	Accumulated Other Comprehensive Losses
Balances, December 31, 2008	$—	$(2,221)	$ 40	$(2,181)
Period change, before income taxes	3	611	372	986
Deferred income taxes		(236)	(130)	(366)
Balances, December 31, 2009	3	(1,846)	282	(1,561)
Period change, before income taxes	1	58	63	122
Deferred income taxes		(23)	(22)	(45)
Balances, December 31, 2010	4	(1,811)	323	(1,484)
Period change, before income taxes	**(2)**	**(415)**	**(231)**	**(648)**
Deferred income taxes		**164**	**81**	**245**
Balances, December 31, 2011	**$ 2**	**$(2,062)**	**$ 173**	**$(1,887)**

Note 15.

Income Taxes:

Earnings before income taxes, and provision for income taxes consisted of the following for the years ended December 31, 2011, 2010 and 2009:

(in millions)	2011	2010	2009
Earnings before income taxes:			
United States	**$5,568**	$5,709	$4,868
Outside United States	**14**	14	9
Total	**$5,582**	$5,723	$4,877
Provision for income taxes:			
Current:			
Federal	**$2,353**	$1,430	$1,512
State and local	**275**	258	111
Outside United States	**4**	4	3
	2,632	1,692	1,626
Deferred:			
Federal	**(458)**	120	(14)
State and local	**15**	4	57
	(443)	124	43
Total provision for income taxes	**$2,189**	$1,816	$1,669

Altria Group, Inc.'s U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the year 2004 and forward, with years 2004 to 2006 currently under examination by the Internal Revenue Service ("IRS") as part of a routine audit conducted in the ordinary course of business. State jurisdictions have statutes of limitations generally ranging from 3 to 4 years. Certain of Altria Group, Inc.'s state tax returns are currently under examination by various states as part of routine audits conducted in the ordinary course of business.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009 was as follows:

(in millions)	2011	2010	2009
Balance at beginning of year	**$399**	$ 601	$669
Additions based on tax positions related to the current year	**22**	21	15
Additions for tax positions of prior years	**71**	30	34
Reductions for tax positions due to lapse of statutes of limitations	**(39)**	(58)	(22)
Reductions for tax positions of prior years	**(67)**	(164)	(87)
Settlements	**(5)**	(31)	(8)
Balance at end of year	**$381**	$ 399	$601

Unrecognized tax benefits and Altria Group, Inc.'s consolidated liability for tax contingencies at December 31, 2011 and 2010, were as follows:

(in millions)	2011	2010
Unrecognized tax benefits — Altria Group, Inc.	$ 191	$220
Unrecognized tax benefits — Kraft	112	101
Unrecognized tax benefits — PMI	78	78
Unrecognized tax benefits	381	399
Accrued interest and penalties	618	261
Tax credits and other indirect benefits	(211)	(85)
Liability for tax contingencies	$ 788	$575

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2011 was $350 million, along with $31 million affecting deferred taxes. However, the impact on net earnings at December 31, 2011 would be $160 million, as a result of receivables from Altria Group, Inc.'s former subsidiaries Kraft Foods Inc. ("Kraft") and Philip Morris International Inc. ("PMI") of $112 million and $78 million, respectively, discussed below. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate at December 31, 2010 was $360 million, along with $39 million affecting deferred taxes. However, the impact on net earnings at December 31, 2010 would be $181 million, as a result of receivables from Kraft and PMI of $101 million and $78 million, respectively, discussed below.

Under tax sharing agreements entered into in connection with the 2007 and 2008 spin-offs between Altria Group, Inc. and its former subsidiaries Kraft and PMI, respectively, Kraft and PMI are responsible for their respective pre-spin-off tax obligations. Altria Group, Inc., however, remains severally liable for Kraft's and PMI's pre-spin-off federal tax obligations pursuant to regulations governing federal consolidated income tax returns. As a result, at December 31, 2011, Altria Group, Inc. continues to include the pre-spin-off federal income tax reserves of Kraft and PMI of $112 million and $78 million, respectively, in its liability for uncertain tax positions, and also includes corresponding receivables from Kraft and PMI of $112 million and $78 million, respectively, in its assets.

In the fourth quarter of 2011, the IRS, Kraft and Altria Group, Inc. executed a closing agreement that resolved certain Kraft tax matters arising out of the IRS's examination of Altria Group, Inc.'s consolidated federal income tax returns for the years ended 2004-2006. As a result of this closing agreement in the fourth quarter of 2011, Altria Group, Inc. recorded an income tax benefit of $12 million attributable to the reversal of federal income tax reserves and associated interest related to the resolution of certain Kraft tax matters.

As discussed in Note 19. *Contingencies*, Altria Group, Inc. and the IRS executed a closing agreement during the second quarter of 2010 in connection with the IRS's examination of Altria Group, Inc.'s consolidated federal income tax returns for the years 2000-2003, which resolved various tax matters for Altria Group, Inc. and its subsidiaries, including its former subsidiaries — Kraft and PMI. As a result of the closing agreement, Altria Group, Inc. paid the IRS approximately $945 million of tax and associated interest during the third quarter of 2010 with respect to certain PMCC leveraged lease transactions referred to by the IRS as lease-in/lease-out ("LILO") and sale-in/lease-out ("SILO") transactions, entered into during the 1996-2003 years. During the first quarter of 2011, Altria Group, Inc. filed claims for a refund of the approximately $945 million paid to the IRS. The IRS disallowed the claims during the third quarter of 2011. In addition, as a result of this closing agreement, in the second quarter of 2010, Altria Group, Inc. recorded (i) a $47 million income tax benefit primarily attributable to the reversal of tax reserves and associated interest related to Altria Group, Inc. and its current subsidiaries; and (ii) an income tax benefit of $169 million attributable to the reversal of federal income tax reserves and associated interest related to the resolution of certain Kraft and PMI tax matters.

In the third quarter of 2009, the IRS, Kraft, and Altria Group, Inc. executed a closing agreement that resolved certain Kraft tax matters arising out of the 2000-2003 IRS audit of Altria Group, Inc. As a result of this closing agreement, in the third quarter of 2009, Altria Group, Inc. recorded an income tax benefit of $88 million attributable to the reversal of federal income tax reserves and associated interest related to the resolution of certain Kraft tax matters.

The tax benefits of $12 million, $169 million and $88 million, for the years ended December 31, 2011, 2010 and 2009, respectively, were offset by a reduction to the corresponding receivables from Kraft and PMI, which were recorded as reductions to operating income on Altria Group, Inc.'s consolidated statements of earnings for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, during 2011, Altria Group, Inc. recorded an additional tax provision and associated interest of $26 million related to various tax matters for Kraft. This additional tax provision was offset by an increase to the corresponding receivable from Kraft, which was recorded as an increase to operating income on Altria Group, Inc.'s consolidated statement of earnings for the year ended December 31, 2011. For the years ended December 31, 2011, 2010 and 2009, there was no impact on Altria Group, Inc.'s net earnings associated with the Kraft and PMI tax matters discussed above.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2011, Altria Group, Inc. had $618 million of accrued interest and penalties, of which approximately $39 million and $21 million related to Kraft and PMI, respectively, for which Kraft and PMI are responsible under their respective tax sharing agreements. As of December 31, 2010, Altria Group, Inc. had $261 million of accrued interest and penalties, of which approximately $32 million and $19 million related to Kraft and PMI, respectively. The corresponding receivables from Kraft and PMI are included in assets on Altria Group, Inc.'s consolidated balance sheets at December 31, 2011 and 2010.

For the years ended December 31, 2011, 2010 and 2009, Altria Group, Inc. recognized in its consolidated statements of earnings $496 million, $(69) million and $3 million, respectively, of gross interest expense (income) associated with uncertain tax positions, which in 2011 primarily relates to the PMCC Leveraged Lease Charge.

Altria Group, Inc. is subject to income taxation in many jurisdictions. Uncertain tax positions reflect the difference between tax positions taken or expected to be taken on income tax returns and the amounts recognized in the financial statements. Resolution of the related tax positions with the relevant tax authorities may take many years to complete, since such timing is not entirely within the control of Altria Group, Inc. It is reasonably possible that within the next 12 months certain examinations will be resolved, which could result in a decrease in unrecognized tax benefits of approximately $250 million, the majority of which would relate to the unrecognized tax benefits of Kraft and PMI, for which Altria Group, Inc. is indemnified.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
Increase (decrease) resulting from:			
State and local income taxes, net of federal tax benefit	**3.8**	3.7	2.4
Uncertain tax positions	**5.5**	(2.3)	(0.6)
SABMiller dividend benefit	**(2.0)**	(2.3)	(2.4)
Domestic manufacturing deduction	**(2.4)**	(2.4)	(1.5)
Other	**(0.7)**		1.3
Effective tax rate	**39.2%**	31.7%	34.2%

The tax provision in 2011 includes a $312 million charge that primarily represents a permanent charge for interest, net of income tax benefit, on tax underpayments, associated with the previously discussed PMCC Leveraged Lease Charge which was recorded during the second quarter of 2011 and is reflected in uncertain tax positions above. The tax provision in 2011 also includes tax benefits of $77 million primarily attributable to the reversal of tax reserves and associated interest related to the expiration of statutes of limitations, closure of tax audits and the reversal of tax accruals no longer required. The tax provision in 2010 includes tax benefits of $216 million from the reversal of tax reserves and associated interest resulting from the execution of the 2010 closing agreement with the IRS discussed above. The tax provision in 2010 also includes tax benefits of $64 million from the reversal of tax reserves and associated interest following the resolution of several state audits and the expiration of statutes of limitations. The tax provision in 2009 includes tax benefits of $88 million from the reversal of tax reserves and associated interest resulting from the execution of the 2009 closing agreement with the IRS discussed above. The tax provision in 2009 also includes a tax benefit of $53 million from the utilization of net operating losses in the third quarter.

The tax effects of temporary differences that gave rise to consumer products deferred income tax assets and liabilities consisted of the following at December 31, 2011 and 2010:

(in millions)	2011	2010
Deferred income tax assets:		
Accrued postretirement and postemployment benefits	**$ 1,087**	$ 1,045
Settlement charges	**1,382**	1,393
Accrued pension costs	**458**	395
Net operating losses and tax credit carryforwards	**96**	87
Total deferred income tax assets	**3,023**	2,920
Deferred income tax liabilities:		
Property, plant and equipment	**(511)**	(425)
Intangible assets	**(3,721)**	(3,655)
Investment in SABMiller	**(1,803)**	(1,758)
Other	**(251)**	(296)
Total deferred income tax liabilities	**(6,286)**	(6,134)
Valuation allowances	**(82)**	(39)
Net deferred income tax liabilities	**$(3,345)**	$(3,253)

Financial services deferred income tax liabilities of $2,811 million and $3,880 million at December 31, 2011 and 2010, respectively, are not included in the table above. These amounts, which are primarily attributable to temporary differences relating to net investments in finance leases, are included in total financial services liabilities on Altria Group, Inc.'s consolidated balance sheets at December 31, 2011 and 2010.

At December 31, 2011, Altria Group, Inc. had estimated state tax net operating losses of $1,267 million that, if unutilized, will expire in 2012 through 2031, state tax credit carryforwards of $78 million which, if unutilized, will expire in 2014 through 2017, and foreign tax credit carryforwards of $31 million which, if unutilized, will expire in 2020 through 2021. A valuation allowance is recorded against certain state net operating losses and tax credit carryforwards due to uncertainty regarding their utilization.

Note 16.

Segment Reporting:

The products of Altria Group, Inc.'s consumer products subsidiaries include cigarettes manufactured and sold by PM USA, smokeless products manufactured and sold by or on behalf of USSTC and PM USA, machine-made large cigars and pipe tobacco manufactured and sold by Middleton, and wine produced and/or distributed by Ste. Michelle. Another subsidiary of Altria Group, Inc., PMCC, maintains a portfolio of leveraged and direct finance leases. The products and services of these subsidiaries constitute Altria Group, Inc.'s reportable segments of cigarettes, smokeless products, cigars, wine and financial services.

Altria Group, Inc.'s chief operating decision maker reviews operating companies income to evaluate the performance of and allocate resources to the segments. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest and other debt expense, net (consumer products), and provision for income taxes are centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by Altria Group, Inc.'s chief operating decision maker. Information about total assets by segment is not disclosed because such information is not reported to or used by Altria Group, Inc.'s chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 4. *Goodwill and Other Intangible Assets, net.* The accounting policies of the segments are the same as those described in Note 2. *Summary of Significant Accounting Policies.*

Segment data were as follows:

	For the Years Ended December 31,		
(in millions)	**2011**	**2010**	**2009**
Net revenues:			
Cigarettes	**$21,403**	$21,631	$20,919
Smokeless products	**1,627**	1,552	1,366
Cigars	**567**	560	520
Wine	**516**	459	403
Financial services	**(313)**	161	348
Net revenues	**$23,800**	$24,363	$23,556
Earnings before income taxes:			
Operating companies income (loss):			
Cigarettes	**$ 5,574**	$ 5,451	$ 5,055
Smokeless products	**859**	803	381
Cigars	**163**	167	176
Wine	**91**	61	43
Financial services	**(349)**	157	270
Amortization of intangibles	**(20)**	(20)	(20)
General corporate expenses	**(256)**	(216)	(204)
Changes to Kraft and PMI tax-related receivables	**14**	(169)	(88)
UST acquisition-related transaction costs			(60)
Corporate asset impairment and exit costs	**(8)**	(6)	(91)
Operating income	**6,068**	6,228	5,462
Interest and other debt expense, net	**(1,216)**	(1,133)	(1,185)
Earnings from equity investment in SABMiller	**730**	628	600
Earnings before income taxes	**$ 5,582**	$ 5,723	$ 4,877

PM USA, USSTC and Middleton's largest customer, McLane Company, Inc., accounted for approximately 27%, 27% and 26% of Altria Group, Inc.'s consolidated net revenues for the years ended December 31, 2011, 2010 and 2009, respectively. These net revenues were reported in the cigarettes, smokeless products and cigars segments. Sales to three distributors accounted for approximately 66%, 65% and 64% of net revenues for the wine segment for the years ended December 31, 2011, 2010 and 2009, respectively.

Items affecting the comparability of net revenues and/or operating companies income (loss) for the segments were as follows:

- **Asset impairment, exit, implementation and integration costs:** See Note 5. *Asset Impairment, Exit, Implementation and Integration Costs* for a breakdown of these costs by segment.

- **PMCC Leveraged Lease Charge:** During 2011, Altria Group, Inc. recorded the PMCC Leveraged Lease Charge, which included a pre-tax charge of $490 million that was recorded as a decrease to PMCC's net revenues and operating companies income (see Note 8. *Finance Assets, net*, Note 15. *Income Taxes* and Note 19. *Contingencies* for further discussion of matters related to this charge).

- **PMCC allowance for losses:** During 2011, PMCC increased its allowance for losses by $25 million due primarily to American's bankruptcy filing. During 2009, PMCC increased its allowance for losses by $15 million based on management's assessment of its portfolio including its exposure to GM. See Note 8. *Finance Assets, net.*

- **Tobacco and health judgments:** During 2011, Altria Group, Inc. recorded pre-tax charges of $98 million, excluding accrued interest, related to tobacco and health judgments in the *Williams*, *Bullock* and *Scott* cases. These charges are reflected in the cigarettes segment. During 2010, Altria Group, Inc. recorded pre-tax charges of $16 million, excluding accrued interest, related to certain tobacco and health judgments (including a settlement of $5 million) which are reflected in the cigarettes ($11 million) and smokeless products ($5 million) segments. See Note 19. *Contingencies*.

	For the Years Ended December 31,		
(in millions)	**2011**	**2010**	**2009**
Depreciation expense:			
Cigarettes	**$142**	$164	$168
Smokeless products	**31**	32	41
Cigars	**3**	3	2
Wine	**25**	23	22
Corporate	**32**	34	38
Total depreciation expense	**$233**	$256	$271
Capital expenditures:			
Cigarettes	**$ 26**	$ 54	$147
Smokeless products	**24**	19	18
Cigars	**20**	16	4
Wine	**25**	22	24
Corporate	**10**	57	80
Total capital expenditures	**$105**	$168	$273

Effective with the first quarter of 2012, Altria Group, Inc. will revise its reportable segments based on changes in the way in which Altria Group, Inc.'s chief operating decision maker reviews the business. These changes relate to the restructuring associated with the 2011 Cost Reduction

Program (see Note 5. *Asset Impairment, Exit, Implementation and Integration Costs*), specifically the combination of the former cigars and cigarettes segments and evaluation of their operating results as a single smokeable products segment. Beginning in the first quarter of 2012, Altria Group, Inc.'s reportable segments will be smokeable products, smokeless products, wine and financial services.

Note 17.

Benefit Plans:

Subsidiaries of Altria Group, Inc. sponsor noncontributory defined benefit pension plans covering the majority of all employees of Altria Group, Inc. However, employees hired on or after a date specific to their employee group are not eligible to participate in noncontributory defined benefit pension plans but are instead eligible to participate in a defined contribution plan with enhanced benefits. This transition for new hires occurred from October 1, 2006 to January 1, 2008. In addition, effective January 1, 2010, certain employees of UST and Middleton who were participants in noncontributory defined benefit pension plans ceased to earn additional benefit service under those plans and became eligible to participate in a defined contribution plan with enhanced benefits. Altria Group, Inc. and its subsidiaries also provide health care and other benefits to the majority of retired employees.

The plan assets and benefit obligations of Altria Group, Inc.'s pension plans and the benefit obligations of Altria Group, Inc.'s postretirement plans are measured at December 31 of each year.

Pension Plans

Obligations and Funded Status

The projected benefit obligations, plan assets and funded status of Altria Group, Inc.'s pension plans at December 31, 2011 and 2010, were as follows:

(in millions)	2011	2010
Projected benefit obligation at beginning of year	**$ 6,439**	$ 6,075
Service cost	**74**	80
Interest cost	**351**	356
Benefits paid	**(371)**	(375)
Actuarial losses	**460**	287
Termination	**39**	
Curtailment	**(22)**	
Other	**(5)**	16
Projected benefit obligation at end of year	**6,965**	6,439
Fair value of plan assets at beginning of year	**5,218**	4,870
Actual return on plan assets	**188**	667
Employer contributions	**240**	30
Funding of UST plans		26
Benefits paid	**(371)**	(375)
Fair value of plan assets at end of year	**5,275**	5,218
Net pension liability recognized at December 31	**$(1,690)**	$(1,221)

The net pension liability recognized in Altria Group, Inc.'s consolidated balance sheets at December 31, 2011 and 2010, was as follows:

(in millions)	2011	2010
Other accrued liabilities	**$ (28)**	$ (30)
Accrued pension costs	**(1,662)**	(1,191)
	$(1,690)	$(1,221)

The accumulated benefit obligation, which represents benefits earned to date, for the pension plans was $6.6 billion and $6.1 billion at December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, the accumulated benefit obligations were in excess of plan assets for all pension plans.

The following assumptions were used to determine Altria Group, Inc.'s benefit obligations under the plans at December 31:

	2011	2010
Discount rate	**5.0%**	5.5%
Rate of compensation increase	**4.0**	4.0

The discount rates for Altria Group, Inc.'s plans were developed from a model portfolio of high-quality corporate bonds with durations that match the expected future cash flows of the benefit obligations.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2011, 2010 and 2009:

(in millions)	2011	2010	2009
Service cost	**$ 74**	$ 80	$ 96
Interest cost	**351**	356	349
Expected return on plan assets	**(422)**	(421)	(429)
Amortization:			
Net loss	**171**	126	119
Prior service cost	**14**	13	12
Termination, settlement and curtailment	**41**		12
Net periodic pension cost	**$ 229**	$ 154	$ 159

During 2011 and 2009, termination, settlement and curtailment shown in the table above primarily reflect termination benefits, partially offset in 2009 by curtailment gains related to Altria Group, Inc.'s restructuring programs. For more information on Altria Group, Inc.'s restructuring programs, see Note 5. *Asset Impairment, Exit, Implementation and Integration Costs*.

The amounts included in termination, settlement and curtailment in the table above for the years ended December 31, 2011 and 2009 were comprised of the following changes:

(in millions)	2011	2009
Benefit obligation	$39	$ 9
Other comprehensive earnings/losses:		
Net losses		3
Prior service cost	2	
	$41	$12

For the pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive losses into net periodic benefit cost during 2012 are $224 million and $10 million, respectively.

The following weighted-average assumptions were used to determine Altria Group, Inc.'s net pension cost for the years ended December 31:

	2011	2010	2009
Discount rate	5.5%	5.9%	6.1%
Expected rate of return on plan assets	8.0	8.0	8.0
Rate of compensation increase	4.0	4.5	4.5

Altria Group, Inc. sponsors deferred profit-sharing plans covering certain salaried, non-union and union employees. Contributions and costs are determined generally as a percentage of earnings, as defined by the plans. Amounts charged to expense for these defined contribution plans totaled $106 million, $108 million and $106 million in 2011, 2010 and 2009, respectively.

Plan Assets

Altria Group, Inc.'s pension plans investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Altria Group, Inc. implements the investment strategy in a prudent and risk-controlled manner, consistent with the fiduciary requirements of the Employee Retirement Income Security Act of 1974, by investing retirement plan assets in a well-diversified mix of equities, fixed income and other securities that reflects the impact of the demographic mix of plan participants on the benefit obligation using a target asset allocation between equity securities and fixed income investments of 55%/45%. Accordingly, the composition of Altria Group, Inc.'s plan assets at December 31, 2011 was broadly characterized as an allocation between equity securities (53%), corporate bonds (23%), U.S. Treasury and Foreign Government securities (17%) and all other types of investments (7%). Virtually all pension assets can be used to make monthly benefit payments.

Altria Group, Inc.'s pension plans investment strategy is accomplished by investing in U.S. and international equity commingled funds which are intended to mirror indices such as the Standard & Poor's 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International ("MSCI") Europe, Australasia, Far East ("EAFE") Index, and MSCI Emerging Markets Index. Altria Group, Inc.'s pension plans also invest in actively managed international equity securities of large, mid, and small cap companies located in the developed markets of Europe, Australasia, and the Far East, and actively managed long duration fixed income securities that primarily include investment grade corporate bonds of companies from diversified industries, U.S. Treasuries and Treasury Inflation Protected Securities. The below investment grade securities represent 10% of the fixed income holdings or 5% of total plan assets at December 31, 2011. The allocation to emerging markets represents 4% of the equity holdings or 2% of total plan assets at December 31, 2011. The allocation to real estate and private equity investments is immaterial.

Altria Group, Inc.'s pension plans risk management practices include ongoing monitoring of the asset allocation, investment performance, investment managers' compliance with their investment guidelines, periodic rebalancing between equity and debt asset classes and annual actuarial re-measurement of plan liabilities.

Altria Group, Inc.'s expected rate of return on pension plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class. The forward-looking estimates are consistent with the overall long-term averages exhibited by returns on equity and fixed income securities.

The fair values of Altria Group, Inc.'s pension plan assets by asset category are as follows:

Investments at Fair Value as of December 31, 2011

(in millions)	Level 1	Level 2	Level 3	Total
Common/collective trusts:				
U.S. large cap	$ —	$1,482	$—	$1,482
U.S. small cap		441		441
International developed markets		152		152
International emerging markets		100		100
Long duration fixed income		585		585
U.S. and foreign government securities or their agencies:				
U.S. government and agencies		510		510
U.S. municipal bonds		44		44
Foreign government and agencies		204		204
Corporate debt instruments:				
Above investment grade		618		618
Below investment grade and no rating		255		255
Common stock:				
International equities	550			550
U.S. equities	21			21
Registered investment companies	124	63		187
U.S. and foreign cash and cash equivalents	42	4		46
Asset backed securities		49		49
Other, net	16	2	13	31
Total investments at fair value, net	$753	$4,509	$13	$5,275

Investments at Fair Value as of December 31, 2010

(in millions)	Level 1	Level 2	Level 3	Total
Common/collective trusts:				
U.S. large cap	$ —	$1,431	$—	$1,431
U.S. small cap		533		533
International developed markets		177		177
International emerging markets		123		123
Long duration fixed income		479		479
Other		125		125
U.S. and foreign government securities or their agencies:				
U.S. government and agencies		440		440
U.S. municipal bonds		32		32
Foreign government and agencies		308		308
Corporate debt instruments:				
Above investment grade		488		488
Below investment grade and no rating		178		178
Common stock:				
International equities	542			542
U.S. equities	24			24
Registered investment companies	152	62		214
U.S. and foreign cash and cash equivalents	38	6		44
Asset backed securities		48		48
Other, net	8	11	13	32
Total investments at fair value, net	$764	$4,441	$13	$5,218

Level 3 holdings are immaterial to total plan assets at December 31, 2011 and 2010.

For a description of the fair value hierarchy and the three levels of inputs used to measure fair value, see Note 2. *Summary of Significant Accounting Policies*.

Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the fair value hierarchy.

■ **Common/Collective Trusts:** Common/collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets by investing in equity index funds which are intended to mirror indices such as Standard & Poor's 500 Index, Russell Small Cap Completeness Index, State Street Global Advisor's Fundamental Index, MSCI EAFE Index, MSCI Emerging Markets Index, and an actively managed long duration fixed income fund. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. The underlying assets are valued based on the net asset value ("NAV") as provided by the investment account manager and are classified in level 2 of the fair value hierarchy. These common/collective trusts have defined redemption terms which vary from two day prior notice to semi-monthly openings for redemption. There are no other restrictions on redemption at December 31, 2011.

■ **U.S. and Foreign Government Securities:** U.S. and foreign government securities consist of investments in Treasury Nominal Bonds and Inflation Protected Securities, investment grade municipal securities and unrated or non-investment grade municipal securities. Government securities, which are traded in a non-active over-the-counter market, are valued at a price which is based on a broker quote, and are classified in level 2 of the fair value hierarchy.

■ **Corporate Debt Instruments:** Corporate debt instruments are valued at a price which is based on a compilation of primarily observable market information or a broker quote in a non-active over-the-counter market, and are classified in level 2 of the fair value hierarchy.

■ **Common Stocks:** Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date, and are classified in level 1 of the fair value hierarchy.

■ **Registered Investment Companies:** Investments in mutual funds sponsored by a registered investment company are valued based on exchange listed prices and are classified in level 1 of the fair value hierarchy. Registered investment company funds which are designed specifically to meet Altria Group, Inc.'s pension plans investment strategies but are not traded on an active market are valued based on the NAV of the underlying securities as provided by the investment account manager on the last business day of the period and are classified in level 2 of the fair value hierarchy. The registered investment company funds measured at NAV have daily liquidity and are not subject to any redemption restrictions at December 31, 2011.

■ **U.S. and Foreign Cash & Cash Equivalents:** Cash and cash equivalents are valued at cost that approximates fair value, and are classified in level 1 of the fair value hierarchy. Cash collateral for forward contracts on U.S. Treasury notes, which approximates fair value, is classified in level 2 of the fair value hierarchy.

■ **Asset Backed Securities:** Asset backed securities are fixed income securities such as mortgage backed securities and auto loans that are collateralized by pools of underlying assets that are unable to be sold individually. They are valued at a price which is based on a compilation of primarily observable market information or a broker quote in a non-active over-the-counter market, and are classified in level 2 of the fair value hierarchy.

Cash Flows

Altria Group, Inc. makes contributions to the extent that they are tax deductible, and to pay benefits that relate to plans for salaried employees that cannot be funded under IRS regulations. On January 3, 2012, Altria Group, Inc. made a voluntary $500 million contribution to its pension plans. Currently, Altria Group, Inc. anticipates making additional employer contributions to its pension plans of approximately $25 million to $50 million in 2012 based on current tax law. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from the Altria Group, Inc. pension plans at December 31, 2011, are as follows:

(in millions)	
2012	$ 386
2013	393
2014	416
2015	412
2016	418
2017 - 2021	2,191

Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2011, 2010 and 2009:

(in millions)	2011	2010	2009
Service cost	**$ 34**	$ 29	$ 33
Interest cost	**139**	135	125
Amortization:			
Net loss	**39**	32	36
Prior service credit	**(21)**	(21)	(9)
Termination and curtailment	**(4)**		40
Net postretirement health care costs	**$187**	$175	$225

During 2011 and 2009, termination and curtailment shown in the table above primarily reflects termination benefits and curtailment gains/losses related to Altria Group, Inc.'s restructuring programs. For further information on Altria Group, Inc.'s restructuring programs, see Note 5. *Asset Impairment, Exit, Implementation and Integration Costs.*

The amounts included in termination and curtailment shown in the table above for the years ended December 31, 2011 and 2009 were comprised of the following changes:

(in millions)	2011	2009
Accrued postretirement health care costs	**$ 11**	$40
Other comprehensive earnings/losses:		
Prior service credit	**(15)**	
	$ (4)	$40

For the postretirement benefit plans, the estimated net loss and prior service credit that are expected to be amortized from accumulated other comprehensive losses into net postretirement health care costs during 2012 are $49 million and $(47) million, respectively.

The following assumptions were used to determine Altria Group, Inc.'s net postretirement cost for the years ended December 31:

	2011	2010	2009
Discount rate	**5.5 %**	5.8 %	6.1 %
Health care cost trend rate	**8.0**	7.5	8.0

Altria Group, Inc.'s postretirement health care plans are not funded. The changes in the accumulated postretirement benefit obligation at December 31, 2011 and 2010, were as follows:

(in millions)	2011	2010
Accrued postretirement health care costs at beginning of year	**$2,548**	$2,464
Service cost	**34**	29
Interest cost	**139**	135
Benefits paid	**(136)**	(118)
Plan amendments	**(282)**	(58)
Assumption changes		124
Actuarial losses/(gains)	**191**	(28)
Termination and curtailment	**11**	
Accrued postretirement health care costs at end of year	**$2,505**	$2,548

The current portion of Altria Group, Inc.'s accrued postretirement health care costs of $146 million at December 31, 2011 and 2010, is included in other accrued liabilities on the consolidated balance sheets.

The Patient Protection and Affordable Care Act ("PPACA"), as amended by the Health Care and Education Reconciliation Act of 2010, was signed into law in March 2010. The PPACA mandates health care reforms with staggered effective dates from 2010 to 2018, including the imposition of an excise tax on high cost health care plans effective 2018. The additional accumulated postretirement liability resulting from the PPACA, which is not material to Altria Group, Inc., has been included in Altria Group, Inc.'s accumulated postretirement benefit obligation at December 31, 2011 and 2010. Given the complexity of the PPACA and the extended time period during which implementation is expected to occur, further adjustments to Altria Group, Inc.'s accumulated postretirement benefit obligation may be necessary in the future.

The following assumptions were used to determine Altria Group, Inc.'s postretirement benefit obligations at December 31:

	2011	2010
Discount rate	**4.9%**	5.5%
Health care cost trend rate assumed for next year	**8.0**	8.0
Ultimate trend rate	**5.0**	5.0
Year that the rate reaches the ultimate trend rate	**2018**	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2011:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	**13.3%**	**(10.6)%**
Effect on postretirement benefit obligation	**7.9**	**(6.7)**

Altria Group, Inc.'s estimated future benefit payments for its postretirement health care plans at December 31, 2011, are as follows:

(in millions)	
2012	$146
2013	158
2014	167
2015	173
2016	176
2017-2021	851

Postemployment Benefit Plans

Altria Group, Inc. sponsors postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following for the years ended December 31, 2011, 2010 and 2009:

(in millions)	2011	2010	2009
Service cost	**$ 1**	$ 1	$ 1
Interest cost	**2**	1	1
Amortization of net loss	**16**	12	11
Other	**121**	5	178
Net postemployment costs	**$140**	$ 19	$191

"Other" postemployment cost shown in the table above primarily reflects incremental severance costs related to Altria Group, Inc.'s restructuring programs (see Note 5. *Asset Impairment, Exit, Implementation and Integration Costs).*

For the postemployment benefit plans, the estimated net loss that is expected to be amortized from accumulated other comprehensive losses into net postemployment costs during 2012 is approximately $18 million.

Altria Group, Inc.'s postemployment benefit plans are not funded. The changes in the benefit obligations of the plans at December 31, 2011 and 2010, were as follows:

(in millions)	2011	2010
Accrued postemployment costs at beginning of year	**$151**	$349
Service cost	**1**	1
Interest cost	**2**	1
Benefits paid	**(48)**	(218)
Actuarial losses and assumption changes	**43**	13
Other	**121**	5
Accrued postemployment costs at end of year	**$270**	$151

The accrued postemployment costs were determined using a weighted-average discount rate of 2.8% and 3.8% in 2011 and 2010, respectively, an assumed weighted-average ultimate annual turnover rate of 1.0% in 2011 and 0.5% in 2010, assumed compensation cost increases of 4.0% in 2011 and 2010, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Comprehensive Earnings/Losses

The amounts recorded in accumulated other comprehensive losses at December 31, 2011 consisted of the following:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Net losses	**$(2,788)**	**$(796)**	**$(175)**	**$(3,759)**
Prior service (cost) credit	**(46)**	**425**		**379**
Deferred income taxes	**1,104**	**146**	**68**	**1,318**
Amounts recorded in accumulated other comprehensive losses	**$(1,730)**	**$(225)**	**$(107)**	**$(2,062)**

The amounts recorded in accumulated other comprehensive losses at December 31, 2010 consisted of the following:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Net losses	$(2,287)	$(647)	$(151)	$(3,085)
Prior service (cost) credit	(62)	182		120
Deferred income taxes	914	180	60	1,154
Amounts recorded in accumulated other comprehensive losses	$(1,435)	$(285)	$ (91)	$(1,811)

The movements in other comprehensive earnings/losses during the year ended December 31, 2011 were as follows:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	**$ 171**	**$ 39**	**$ 16**	**$ 226**
Prior service cost/credit	**14**	**(21)**		**(7)**
Deferred income taxes	**(72)**	**(7)**	**(6)**	**(85)**
	113	**11**	**10**	**134**
Other movements during the year:				
Net losses	**(672)**	**(188)**	**(40)**	**(900)**
Prior service cost/credit	**2**	**264**		**266**
Deferred income taxes	**262**	**(27)**	**14**	**249**
	(408)	**49**	**(26)**	**(385)**
Total movements in other comprehensive earnings/ losses	**$(295)**	**$ 60**	**$(16)**	**$(251)**

The movements in other comprehensive earnings/losses during the year ended December 31, 2010 were as follows:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	$126	$ 32	$ 12	$ 170
Prior service cost/credit	13	(21)		(8)
Deferred income taxes	(55)	(4)	(4)	(63)
	84	7	8	99
Other movements during the year:				
Net losses	(41)	(95)	(10)	(146)
Prior service cost/credit	(16)	58		42
Deferred income taxes	21	15	4	40
	(36)	(22)	(6)	(64)
Total movements in other comprehensive earnings/ losses	$ 48	$(15)	$ 2	$ 35

The movements in other comprehensive earnings/losses during the year ended December 31, 2009 were as follows:

(in millions)	Pensions	Post-retirement	Post-employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:				
Amortization:				
Net losses	$ 119	$ 36	$ 11	$ 166
Prior service cost/credit	12	(9)		3
Other expense:				
Net losses	3			3
Deferred income taxes	(52)	(10)	(4)	(66)
	82	17	7	106
Other movements during the year:				
Net losses	413	(25)	(24)	364
Prior service cost/credit		75		75
Deferred income taxes	(161)	(19)	10	(170)
	252	31	(14)	269
Total movements in other comprehensive earnings/ losses	$ 334	$ 48	$ (7)	$ 375

Note 18.

Additional Information:

	For the Years Ended December 31,		
(in millions)	2011	2010	2009
Research and development expense	**$ 128**	$ 144	$ 177
Advertising expense	**$ 5**	$ 5	$ 6
Interest and other debt expense, net:			
Interest expense	**$1,220**	$1,136	$1,189
Interest income	**(4)**	(3)	(4)
	$1,216	$1,133	$1,185
Interest expense of financial services operations included in cost of sales	**$ —**	$ —	$ 20
Rent expense	**$ 63**	$ 58	$ 55

Minimum rental commitments and sublease income under non-cancelable operating leases, including amounts associated with closed facilities primarily from the integration of UST (see Note 5. *Asset Impairment, Exit, Implementation and Integration Costs*), in effect at December 31, 2011, were as follows:

(in millions)	Rental Commitments	Sublease Income
2012	$ 56	$ 2
2013	46	3
2014	37	3
2015	25	4
2016	21	4
Thereafter	110	29
	$295	$45

Note 19.

Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA and UST and its subsidiaries, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution and claims of distributors.

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending or future cases. An unfavorable outcome or settlement of pending tobacco-related or other litigation could encourage the commencement of additional litigation. Damages claimed in some tobacco-related and other litigation are or can be significant and, in certain cases, range in the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. In certain cases, plaintiffs claim that defendants' liability is joint and several. In such cases, Altria Group, Inc. or its subsidiaries may face the risk that one or more co-defendants decline or otherwise fail to participate in the bonding required for an appeal or to pay their proportionate or jury-allocated share of a judgment. As a result, Altria Group, Inc. or its subsidiaries under certain circumstances may have to pay more than their proportionate share of any bonding- or judgment-related amounts.

Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 44 states now limit the dollar amount of bonds or require no bond at all. As discussed below, however, tobacco litigation plaintiffs have challenged the constitutionality of Florida's bond cap statute in several cases and plaintiffs may challenge state bond cap statutes in other jurisdictions as well. Such challenges may include the applicability of state bond caps in federal court. Although we cannot predict the outcome of such challenges, it is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome of one or more such challenges.

Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as discussed elsewhere in this Note 19. *Contingencies*: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Altria Group, Inc. and its subsidiaries have achieved substantial success in managing litigation. Nevertheless, litigation is subject to uncertainty and significant challenges remain. It is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Altria Group, Inc. and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. Each of the companies has defended, and will continue to defend, vigorously against litigation challenges. However, Altria Group, Inc. and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of Altria Group, Inc. to do so.

Overview of Altria Group, Inc. and/or PM USA Tobacco-Related Litigation

■ **Types and Number of Cases:** Claims related to tobacco products generally fall within the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs; (ii) smoking and health cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring and purporting to be brought on behalf of a class of individual plaintiffs, including cases in which the aggregated claims of a number of individual plaintiffs are to be tried in a single proceeding; (iii) health care cost recovery cases brought by governmental (both domestic and foreign) and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits;

(iv) class action suits alleging that the uses of the terms "Lights" and "Ultra Lights" constitute deceptive and unfair trade practices, common law fraud, or violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"); and (v) other tobacco-related litigation described below. Plaintiffs' theories of recovery and the defenses raised in pending smoking and health, health care cost recovery and "Lights/Ultra Lights" cases are discussed below.

The table below lists the number of certain tobacco-related cases pending in the United States against PM USA and, in some instances, Altria Group, Inc. as of December 31, 2011, December 31, 2010 and December 31, 2009.

Type of Case	Number of Cases Pending as of December 31, 2011	Number of Cases Pending as of December 31, 2010	Number of Cases Pending as of December 31, 2009
Individual Smoking and Health Cases (1)	**82**	92	89
Smoking and Health Class Actions and Aggregated Claims Litigation (2)	**7**	11	7
Health Care Cost Recovery Actions	**1**	4	3
"Lights/Ultra Lights" Class Actions	**18**	27	28
Tobacco Price Cases	**1**	1	2

(1) Does not include 2,586 cases brought by flight attendants seeking compensatory damages for personal injuries allegedly caused by exposure to environmental tobacco smoke ("ETS"). The flight attendants allege that they are members of an ETS smoking and health class action, which was settled in 1997 (*Broin*). The terms of the court-approved settlement in that case allow class members to file individual lawsuits seeking compensatory damages, but prohibit them from seeking punitive damages. Certain *Broin* plaintiffs have filed a motion seeking approximately $50 million in sanctions for alleged interference by R.J. Reynolds Tobacco Company ("R.J. Reynolds") and PM USA with Lorillard, Inc.'s acceptance of offers of settlement in the *Broin* progeny cases. In May 2011, the trial court denied this motion. Plaintiffs have appealed.

Also, does not include approximately 6,561 individual smoking and health cases (3,301 state court cases and 3,260 federal court cases) brought by or on behalf of approximately 8,126 plaintiffs in Florida (4,867 state court plaintiffs and 3,259 federal court plaintiffs) following the decertification of the *Engle* case discussed below. It is possible that some of these cases are duplicates and that additional cases have been filed but not yet recorded on the courts' dockets.

(2) Includes as one case the 613 civil actions (of which 352 are actions against PM USA) that are to be tried in a single proceeding in West Virginia (*In re: Tobacco Litigation*). The West Virginia Supreme Court of Appeals has ruled that the United States Constitution does not preclude a trial in two phases in this case. Under the current trial plan, issues related to defendants' conduct and plaintiffs' entitlement to punitive damages would be determined in the first phase. The second phase would consist of individual trials to determine liability, if any, as well as compensatory and punitive damages, if any. Trial in the case began in October 2011, but ended in a mistrial on November 8, 2011. The court has not yet scheduled a new trial.

■ **International Tobacco-Related Cases:** As of December 31, 2011, PM USA is a named defendant in Israel in one "Lights" class action and one health care cost recovery action. PM USA is a named defendant in four health care cost recovery actions in Canada, three of which also name Altria Group, Inc. as a defendant. PM USA and Altria Group, Inc. are also named defendants in six smoking and health class actions filed in various Canadian provinces. See *Guarantees* for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■ **Pending and Upcoming Tobacco-Related Trials:** As of December 31, 2011, 45 *Engle* progeny cases and 2 individual smoking and health cases against PM USA are set for trial in 2012. Cases against other companies in the tobacco industry are also scheduled for trial in 2012. Trial dates are subject to change.

■ **Trial Results:** Since January 1999, excluding the *Engle* progeny cases (separately discussed below), verdicts have been returned in 51 smoking and health, "Lights/Ultra Lights" and health care cost recovery cases in which PM USA was a defendant. Verdicts in favor of PM USA and other defendants were returned in 34 of the 51 cases. These 34 cases were tried in Alaska (1), California (5), Florida (9), Louisiana (1), Massachusetts (1), Mississippi (1), Missouri (3), New Hampshire (1), New Jersey (1), New York (4), Ohio (2), Pennsylvania (1), Rhode Island (1), Tennessee (2), and West Virginia (1). A motion for a new trial was granted in one of the cases in Florida.

Of the 17 non-*Engle* progeny cases in which verdicts were returned in favor of plaintiffs, fourteen have reached final resolution. A verdict against defendants in one health care cost recovery case (*Blue Cross/Blue Shield*) was reversed and all claims were dismissed with prejudice. In addition, a verdict against defendants in a purported "Lights" class action in Illinois (*Price*) was reversed and the case was dismissed with prejudice in December 2006. In December 2008, the plaintiff in *Price* filed a motion with the state trial court to vacate the judgment dismissing this case in light of the United States Supreme Court's decision in *Good* (see below for a discussion of developments in *Good* and *Price*).

As of January 26, 2012, twenty-seven *Engle* progeny cases involving PM USA have resulted in verdicts since the Florida Supreme Court's *Engle* decision. Fourteen verdicts were returned in favor of plaintiffs and thirteen verdicts were returned in favor of PM USA. See *Smoking and Health Litigation — Engle Progeny Trial Results* below for a discussion of these verdicts.

After exhausting all appeals in those cases resulting in adverse verdicts (*Engle* progeny and non-*Engle* progeny), PM USA has paid judgments (and related costs and fees) totaling approximately $177.1 million and interest totaling approximately $80.0 million as of December 31, 2011. As described below, PM USA recorded provisions for *Bullock* and *Williams* in the fourth quarter of 2011 and paid the *Williams* judgment on January 20, 2012.

■ **Security for Judgments:** To obtain stays of judgments pending current appeals, as of December 31, 2011, PM USA has posted various forms of security totaling approximately $63 million, the majority of which has been collateralized with cash deposits that are included in other assets on the consolidated balance sheets.

Smoking and Health Litigation

■ **Overview:** Plaintiffs' allegations of liability in smoking and health cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, nuisance, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violations of deceptive trade practice laws and consumer protection statutes, and claims under the federal and state anti-racketeering statutes. Plaintiffs in the smoking and health actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, statutes of limitations and preemption by the Federal Cigarette Labeling and Advertising Act.

■ **Non-Engle Progeny Trial Results:** Summarized below are the non-*Engle* progeny smoking and health cases that were pending during 2011 in which verdicts were returned in favor of plaintiffs. A chart listing the verdicts for plaintiffs in the *Engle* progeny cases can be found in *Smoking and Health Litigation — Engle Progeny Trial Results* below.

- *D. Boeken*: In August 2011, a California jury returned a verdict in favor of plaintiff, awarding $12.8 million in compensatory damages against PM USA. PM USA's motions for judgment notwithstanding the verdict and for a new trial were denied in October 2011. PM USA has filed a notice of appeal, and posted a bond in the amount of $12.8 million on November 4, 2011.

- *Bullock*: In October 2002, a California jury awarded against PM USA $850,000 in compensatory damages and $28 billion in punitive damages. In December 2002, the trial court reduced the punitive damages award to $28 million. In April 2006, the California Court of Appeal affirmed the $28 million punitive damages award. In August 2006, the California Supreme Court denied plaintiffs' petition to overturn the trial court's reduction of the punitive damages award and granted PM USA's petition for review challenging the punitive damages award. In May 2007, the California Supreme Court transferred the case to the Second District of the California Court of Appeal with directions that the court vacate its 2006 decision and reconsider the case in light of the United States Supreme Court's decision in the *Williams* case discussed below. In January 2008, the California Court of Appeal reversed the judgment with respect to the $28 million punitive damages award, affirmed the judgment in all other respects, and remanded the case to the trial court to conduct a new trial on the amount of punitive damages. In March 2008, plaintiffs and PM USA appealed to the California Supreme Court. In April 2008, the California Supreme Court denied both petitions for review. In July 2008, $43.3 million of escrow funds were returned to PM USA. The case was remanded to the superior court for a new trial on the amount of punitive damages, if any. In August 2009, the jury returned a verdict, and in December 2009, the superior court entered a judgment, awarding plaintiff $13.8 million in punitive damages, plus costs. In December 2009, PM USA filed a motion for judgment notwithstanding the verdict seeking a reduction of the punitive damages award, which motion was denied in January 2010. PM USA noticed an appeal in February 2010 and posted an appeal bond of approximately $14.7 million. In August 2011, the California Court of Appeal affirmed the final judgment entered in favor of the plaintiffs. On November 30, 2011, the California Supreme Court denied PM USA's petition for review. In the fourth quarter of 2011, PM USA recorded a pre-tax provision of $14 million related to damages and costs and $3 million related to interest. As of December 31, 2011, PM USA recorded a total pre-tax provision of $14.7 million related to damages and costs and $4.1 million related to interest. These amounts are included in other accrued liabilities on Altria Group, Inc.'s consolidated balance sheet at December 31, 2011.

- *Schwarz*: In March 2002, an Oregon jury awarded against PM USA $168,500 in compensatory damages and $150 million in punitive damages. In May 2002, the trial court reduced the punitive damages award to $100 million. In October 2002, PM USA posted an appeal bond of approximately $58.3 million. In May 2006, the Oregon Court of Appeals affirmed the compensatory damages verdict, reversed the award of punitive damages and remanded the case to the trial court for a second trial to determine the amount of punitive damages, if any. In June 2006, plaintiff petitioned the Oregon Supreme Court to review the portion of the court of appeals' decision reversing and remanding the case for a new trial on punitive damages. In June 2010, the Oregon Supreme Court affirmed the court of appeals' decision and remanded the case to the trial court for a new trial limited to the question of punitive damages. In December 2010, the Oregon Supreme Court reaffirmed its earlier ruling and awarded PM USA approximately $500,000 in costs. In January 2011, the trial court issued an order releasing PM USA's appeal bond. In March 2011, PM USA filed a claim against the plaintiff for its costs and disbursements on appeal, plus interest. Trial on the amount of punitive damages is set to begin on January 30, 2012.

- *Williams*: In March of 1999, an Oregon jury awarded against PM USA $800,000 in compensatory damages (capped statutorily at $500,000), $21,500 in medical expenses, and $79.5 million in punitive damages. The trial court reduced the punitive damages award to approximately $32 million, and PM USA and plaintiff appealed. In June 2002, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. In October 2003, the United States Supreme Court set aside the Oregon appellate court's ruling and directed the Oregon court to reconsider the case in light of the 2003 *State Farm* decision by the United States Supreme Court, which limited punitive damages. In June 2004, the Oregon Court of Appeals reinstated the $79.5 million punitive damages award. In February 2006, the Oregon Supreme Court affirmed the Court of Appeals' decision. The United States Supreme Court granted PM USA's petition for *writ of certiorari* in May 2006. In February 2007, the United States Supreme Court vacated the $79.5 million punitive damages award and remanded the case to the Oregon Supreme Court for further proceedings consistent with its decision. In January 2008, the Oregon Supreme Court affirmed the Oregon Court of Appeals' June 2004 decision, which in turn, upheld the jury's compensatory damages award and reinstated the jury's award of $79.5 million in punitive damages. After the United States Supreme Court declined to issue a *writ of certiorari,* PM USA paid $61.1 million to the plaintiff, representing the compensatory damages award, forty percent of the punitive damages award and accrued interest. Although Oregon state law requires that sixty percent of any punitive damages award be paid to the state, the Oregon trial court ruled in February 2010 that, as a result of the Master Settlement Agreement ("MSA"), the state is not entitled to collect its sixty percent share of the punitive damages award. In June 2010, the trial court further held that, under the Oregon statute, PM USA is not required to pay the sixty percent share to plaintiff. Both the plaintiff in *Williams* and the state appealed these rulings to the Oregon Court of Appeals. In December 2010, on its own motion, the Oregon Court of Appeals certified the appeals to the Oregon Supreme Court, and the Oregon Supreme Court accepted certification. On December 2, 2011, the Oregon Supreme Court reversed the trial court and ruled that PM USA is required to pay the state the sixty percent portion of the punitive damages award. On December 16, 2011, PM USA filed a petition for rehearing before the Oregon Supreme Court, which the Oregon Supreme Court denied on January 12, 2012. In the fourth quarter of 2011, PM USA recorded a pre-tax provision of approximately $48 million related to damages and costs and $54 million related to interest. These amounts are included in other accrued liabilities on Altria Group, Inc.'s consolidated balance sheet at December 31, 2011. On January 20, 2012, PM USA paid an amount of approximately $102 million in satisfaction of the judgment and associated costs and interest.

See *Scott Class Action* below for a discussion of the verdict and post-trial developments in the *Scott* class action and *Federal Government Lawsuit* below for a discussion of the verdict and post-trial developments in the *United States of America* healthcare cost recovery case.

Engle Class Action

In July 2000, in the second phase of the *Engle* smoking and health class action in Florida, a jury returned a verdict assessing punitive damages totaling approximately $145 billion against various defendants, including $74 billion against PM USA. Following entry of judgment, PM USA appealed.

In May 2001, the trial court approved a stipulation providing that execution of the punitive damages component of the *Engle* judgment will remain stayed against PM USA and the other participating defendants through the completion of all judicial review. As a result of the stipulation, PM USA placed $500 million into an interest-bearing escrow account that, regardless of the outcome of the judicial review, was to be paid to the court and the court was to determine how to allocate or distribute it consistent with Florida Rules of Civil Procedure. In May 2003, the Florida Third District Court of Appeal reversed the judgment entered by the trial court and instructed the trial court to order the decertification of the class. Plaintiffs petitioned the Florida Supreme Court for further review.

In July 2006, the Florida Supreme Court ordered that the punitive damages award be vacated, that the class approved by the trial court be decertified, and that members of the decertified class could file individual actions against defendants within one year of issuance of the mandate. The court further declared the following Phase I findings are entitled to *res judicata* effect in such individual actions brought within one year of the issuance of the mandate: (i) that smoking causes various diseases; (ii) that nicotine in cigarettes is addictive; (iii) that defendants' cigarettes were defective and unreasonably dangerous; (iv) that defendants concealed or omitted material information not otherwise known or available knowing that the material was false or misleading or failed to disclose a material fact concerning the health effects or addictive nature of smoking; (v) that defendants agreed to misrepresent information regarding the health effects or addictive nature of cigarettes with the intention of causing the public to rely on this information to their detriment; (vi) that defendants agreed to conceal or omit information regarding the health effects of cigarettes or their addictive nature with the intention that smokers would rely on the information to their detriment; (vii) that all defendants sold or supplied cigarettes that were defective; and (viii) that defendants were negligent. The court also reinstated compensatory damages awards totaling approximately $6.9 million to two individual plaintiffs and found that a third plaintiff's claim was barred by the statute of limitations. In February 2008, PM USA paid approximately $3 million, representing its share of compensatory damages and interest, to the two individual plaintiffs identified in the Florida Supreme Court's order.

In August 2006, PM USA sought rehearing from the Florida Supreme Court on parts of its July 2006 opinion, including the ruling (described above) that certain jury findings have *res judicata* effect in subsequent individual trials timely brought by *Engle* class members. The rehearing motion also asked, among other things, that legal errors that were raised but not expressly ruled upon in the Third District Court of Appeal or in the Florida Supreme Court now be addressed. Plaintiffs also filed a motion for rehearing in August 2006 seeking clarification of the applicability of the statute of limitations to non-members of the decertified class. In December 2006, the Florida Supreme Court refused to revise its July 2006 ruling, except that it revised the set of Phase I findings entitled to *res judicata* effect by excluding finding (v) listed above (relating to agreement to misrepresent information), and added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations of fact made by defendants. In January 2007, the Florida Supreme Court issued the mandate from its revised opinion. Defendants then filed a motion with the Florida Third District Court of Appeal requesting that the court address legal errors that were previously raised by defendants but have not yet been addressed either by the Third District Court of Appeal or by the Florida Supreme Court. In February 2007, the Third District Court of Appeal denied defendants' motion. In May 2007, defendants' motion for a partial stay of the mandate pending the completion of appellate review was denied by the Third District Court of Appeal. In May 2007, defendants filed a petition for *writ of certiorari* with the United States Supreme Court. In October 2007, the United States Supreme Court denied defendants' petition. In November 2007, the United States Supreme Court denied defendants' petition for rehearing from the denial of their petition for *writ of certiorari*.

In February 2008, the trial court decertified the class except for purposes of the May 2001 bond stipulation, and formally vacated the punitive damages award pursuant to the Florida Supreme Court's mandate. In April 2008, the trial court ruled that certain defendants, including PM USA, lacked standing with respect to allocation of the funds escrowed under the May 2001 bond stipulation and will receive no credit at this time from the $500 million paid by PM USA against any future punitive damages awards in cases brought by former *Engle* class members.

In May 2008, the trial court, among other things, decertified the limited class maintained for purposes of the May 2001 bond stipulation and, in July 2008, severed the remaining plaintiffs' claims except for those of Howard Engle. The only remaining plaintiff in the *Engle* case, Howard Engle, voluntarily dismissed his claims with prejudice.

The deadline for filing *Engle* progeny cases, as required by the Florida Supreme Court's decision, expired in January 2008. As of December 31, 2011, approximately 6,561 cases (3,301 state court cases and 3,260 federal court cases) were pending against PM USA or Altria Group, Inc. asserting individual claims by or on behalf of approximately 8,126 plaintiffs (4,867 state court plaintiffs and 3,259 federal court plaintiffs). It is possible that some of these cases are duplicates. Some of these cases have been removed from various Florida state courts to the federal district courts in Florida, while others were filed in federal court.

Federal Engle Progeny Cases

Three federal district courts (in the *Merlob*, *B. Brown* and *Burr* cases) ruled in 2008 that the findings in the first phase of the *Engle* proceedings cannot be used to satisfy elements of plaintiffs' claims, and two of those rulings (*B. Brown* and *Burr*) were certified by the trial court for interlocutory review. The certification in both cases was granted by the United States Court of Appeals for the Eleventh Circuit and the appeals were consolidated. In February 2009, the appeal in *Burr* was dismissed for lack of prosecution. In July 2010, the Eleventh Circuit ruled in *B. Brown* that, as a matter of Florida law, plaintiffs do not have an unlimited right to use the findings from the original *Engle* trial to meet their burden of establishing the elements of their claims at trial. The Eleventh Circuit did not reach the issue of whether the use of the *Engle* findings violates the defendants' due process rights. Rather, plaintiffs may only use the findings to establish those specific facts, if any, that they demonstrate with a reasonable degree of certainty were actually decided by the original *Engle* jury. The Eleventh Circuit remanded the case to the district court to determine what specific factual findings the *Engle* jury actually made. In the *Burr* case, PM USA filed a motion seeking a ruling from the district court regarding the preclusive effect of the *Engle* findings pursuant to the Eleventh Circuit's decision in *B. Brown*. In May 2011, the district court denied that motion without prejudice on procedural grounds.

In the *Waggoner* case, the United States District Court for the Middle District of Florida (Jacksonville) ruled on December 20, 2011 that application of the *Engle* findings to establish the wrongful conduct elements of plaintiffs' claims consistent with *Martin* or *J. Brown* did not violate defendants' due process rights. The court ruled, however, that plaintiffs must establish legal causation to establish liability. With respect to punitive damages, the district court held that plaintiffs could rely on the findings in support of their punitive damages claims but that in addition plaintiffs must demonstrate specific conduct by specific defendants, independent of the *Engle* findings, that satisfies the standards for awards of punitive damages. PM USA and the other defendants are seeking review of the due process ruling by the United States Court of Appeals for the Eleventh Circuit.

Engle progeny cases pending in the federal district courts in the Middle District of Florida asserting individual claims by or on behalf of approximately 3,200 plaintiffs remain stayed. There are currently 31 active cases pending in federal court. Discovery is proceeding in these cases and the first trial is set to begin on February 7, 2012.

Florida Bond Cap Statute

In June 2009, Florida amended its existing bond cap statute by adding a $200 million bond cap that applies to all state *Engle* progeny lawsuits in the aggregate and establishes individual bond caps for individual *Engle* progeny cases in amounts that vary depending on the number of judgments in effect at a given time. Plaintiffs in three *Engle* progeny cases against R.J. Reynolds in Alachua County, Florida (*Alexander, Townsend* and *Hall*) and one case in Escambia County (*Clay*) have challenged the constitutionality of the bond cap statute. The Florida Attorney General has intervened in these cases in defense of the constitutionality of the statute.

Trial court rulings have been rendered in *Clay, Alexander, Townsend* and *Hall* rejecting the plaintiffs' bond cap statute challenges in those cases. The plaintiffs have appealed these rulings. In *Alexander*, *Clay* and *Hall*, the District Court of Appeal for the First District of Florida affirmed the trial court decisions and certified the decision in *Hall* for appeal to the Florida Supreme Court, but declined to certify the question of the constitutionality of the bond cap statute in *Clay* and

Alexander. The Florida Supreme Court has granted review of the *Hall* decision.

No federal court has yet to address the constitutionality of the bond cap statute or the applicability of the bond cap to *Engle* progeny cases tried in federal court.

Engle Progeny Trial Results

As of January 26, 2012, twenty-seven *Engle* progeny cases involving PM USA have resulted in verdicts since the Florida Supreme Court *Engle* decision. Fourteen verdicts (see *Hess, Barbanell, F. Campbell, Naugle, Douglas, R. Cohen, Putney, Kayton* (formerly *Tate*), *Piendle*, *Hatziyannakis, Huish*, *Tullo*, *Allen* and *Hallgren* descriptions in the table below) were returned in favor of plaintiffs and thirteen verdicts were returned in favor of PM USA (*Gelep, Kalyvas, Gil de Rubio, Warrick, Willis, Frazier, C. Campbell, Rohr, Espinosa, Oliva, Weingart, Junious* and *Szymanski*). The jury in the *Weingart* case returned a verdict against PM USA awarding no damages, but in September 2011, the trial court granted an *additur*. For a further discussion of this case, see the verdict chart below. In addition, there have been a number of mistrials, only some of which have resulted in new trials as of January 26, 2012.

In *Lukacs*, a case that was tried to verdict before the Florida Supreme Court *Engle* decision, the Florida Third District Court of Appeal in March 2010 affirmed *per curiam* the trial court decision without issuing an opinion. Under Florida procedure, further review of a *per curiam* affirmance without opinion by the Florida Supreme Court is generally prohibited. Subsequently in 2010, after defendants' petition for rehearing with the Court of Appeal was denied, defendants paid the judgment.

The chart below lists the verdicts and post-trial developments in the *Engle* progeny cases that were pending during 2011 and 2012 in which verdicts were returned in favor of plaintiffs.

Date	Plaintiff	Verdict	Post-Trial Developments
January 2012	*Hallgren*	On January 26, 2012, a Highland County jury returned a verdict in favor of plaintiff and against PM USA and R.J. Reynolds. The jury awarded approximately $2 million in compensatory damages and allocated 25% of the fault to PM USA (an amount of approximately $500,000). The jury also awarded $750,000 in punitive damages against each of the defendants.	
July 2011	*Weingart*	A Palm Beach County jury returned a verdict in the amount of zero damages and allocated 3% of the fault to each of the defendants (PM USA, R.J. Reynolds and Lorillard Tobacco Company).	In September 2011, the trial court granted plaintiff's motion for *additur* or a new trial, concluding that an *additur* of $150,000 is required for plaintiff's pain and suffering. The trial court has entered final judgment and, since PM USA was allocated 3% of the fault, its portion of the damages would be $4,500. PM USA has filed its notice of appeal, and posted a bond in the amount of $5,000 on November 14, 2011.
April 2011	*Allen*	A Duval County jury returned a verdict in favor of plaintiffs and against PM USA and R.J. Reynolds. The jury awarded a total of $6 million in compensatory damages and allocated 15% of the fault to PM USA (an amount of $900,000). The jury also awarded $17 million in punitive damages against each of the defendants.	In May 2011, the defendants filed various post-trial motions, and the trial court entered final judgment. Argument was heard in June 2011. In October 2011, the trial court granted the defendants' motion for *remittitur*, reducing the punitive damages award against PM USA to $2.7 million, and denied defendants' remaining post-trial motions. PM USA filed a notice of appeal, and posted a bond in the amount of $1,250,000 on November 4, 2011.
April 2011	*Tullo*	A Palm Beach County jury returned a verdict in favor of plaintiff and against PM USA, Lorillard Tobacco Company and Liggett Group. The jury awarded a total of $4.5 million in compensatory damages and allocated 45% of the fault to PM USA (an amount of $2,025,000).	In April 2011, the trial court entered final judgment. In July 2011, PM USA filed its notice of appeal and posted a $2 million bond.
February 2011	*Huish*	An Alachua County jury returned a verdict in favor of plaintiff and against PM USA. The jury awarded $750,000 in compensatory damages and allocated 25% of the fault to PM USA (an amount of $187,500). The jury also awarded $1.5 million in punitive damages against PM USA.	In March 2011, the trial court entered final judgment. PM USA filed post-trial motions, which were denied in April 2011. In May 2011, PM USA filed its notice of appeal and posted a $1.7 million appeal bond.

Date	Plaintiff	Verdict	Post-Trial Developments
February 2011	*Hatziyannakis*	A Broward County jury returned a verdict in favor of plaintiff and against PM USA. The jury awarded approximately $270,000 in compensatory damages and allocated 32% of the fault to PM USA (an amount of approximately $86,000).	In April 2011, the trial court denied PM USA's post-trial motions for a new trial and to set aside the verdict. In June 2011, PM USA filed its notice of appeal and posted an $86,000 appeal bond.
August 2010	*Piendle*	A Palm Beach County jury returned a verdict in favor of plaintiff and against PM USA and R.J. Reynolds. The jury awarded $4 million in compensatory damages and allocated 27.5% of the fault to PM USA (an amount of approximately $1.1 million). The jury also awarded $90,000 in punitive damages against PM USA.	In September 2010, the trial court entered final judgment. In January 2011, the trial court denied the parties' post-trial motions. PM USA filed its notice of appeal and posted a $1.2 million appeal bond.
July 2010	*Kayton* (formerly *Tate*)	A Broward County jury returned a verdict in favor of the plaintiff and against PM USA. The jury awarded $8 million in compensatory damages and allocated 64% of the fault to PM USA (an amount of approximately $5.1 million). The jury also awarded approximately $16.2 million in punitive damages against PM USA.	In August 2010, the trial court entered final judgment, and PM USA filed its notice of appeal and posted a $5 million appeal bond.
April 2010	*Putney*	A Broward County jury returned a verdict in favor of the plaintiff and against PM USA, R.J. Reynolds and Liggett Group. The jury awarded approximately $15.1 million in compensatory damages and allocated 15% of the fault to PM USA (an amount of approximately $2.3 million). The jury also awarded $2.5 million in punitive damages against PM USA.	In August 2010, the trial court entered final judgment. PM USA filed its notice of appeal and posted a $1.6 million appeal bond.
March 2010	*R. Cohen*	A Broward County jury returned a verdict in favor of the plaintiff and against PM USA and R.J. Reynolds. The jury awarded $10 million in compensatory damages and allocated 33 1/3% of the fault to PM USA (an amount of approximately $3.3 million). The jury also awarded a total of $20 million in punitive damages, assessing separate $10 million awards against each defendant.	In July 2010, the trial court entered final judgment and, in August 2010, PM USA filed its notice of appeal. In October 2010, PM USA posted a $2.5 million appeal bond.
March 2010	*Douglas*	A Hillsborough County jury returned a verdict in favor of the plaintiff and against PM USA, R.J. Reynolds and Liggett Group. The jury awarded $5 million in compensatory damages. Punitive damages were dismissed prior to trial. The jury allocated 18% of the fault to PM USA, resulting in an award of $900,000.	In June 2010, PM USA filed its notice of appeal and posted a $900,000 appeal bond. In September 2010, the plaintiff filed with the trial court a challenge to the constitutionality of the Florida bond cap statute but withdrew the challenge in August 2011. Argument on the merits of the appeal was heard in October 2011.
November 2009	*Naugle*	A Broward County jury returned a verdict in favor of the plaintiff and against PM USA. The jury awarded approximately $56.6 million in compensatory damages and $244 million in punitive damages. The jury allocated 90% of the fault to PM USA.	In March 2010, the trial court entered final judgment reflecting a reduced award of approximately $13 million in compensatory damages and $26 million in punitive damages. In April 2010, PM USA filed its notice of appeal and posted a $5 million appeal bond. In August 2010, upon the motion of PM USA, the trial court entered an amended final judgment of approximately $12.3 million in compensatory damages and approximately $24.5 million in punitive damages to correct a clerical error. The case remains on appeal.

Date	Plaintiff	Verdict	Post-Trial Developments
August 2009	*F. Campbell*	An Escambia County jury returned a verdict in favor of the plaintiff and against R.J. Reynolds, PM USA and Liggett Group. The jury awarded $7.8 million in compensatory damages. In September 2009, the trial court entered final judgment and awarded the plaintiff $156,000 in damages against PM USA due to the jury allocating only 2% of the fault to PM USA.	In January 2010, defendants filed their notice of appeal, and PM USA posted a $156,000 appeal bond. In March 2011, the Florida First District Court of Appeal affirmed *per curiam* (with citation) the trial court's decision without issuing an opinion. PM USA's motion to certify the Court of Appeal's decision to the Florida Supreme Court as a matter of public importance was denied in May 2011. In June 2011, PM USA filed a petition for discretionary review with the Florida Supreme Court. In July 2011, the Florida Supreme Court declined to hear PM USA's petition. On December 16, 2011, PM USA and Liggett Group filed a joint petition for a *writ of certiorari* with the United States Supreme Court. R.J. Reynolds filed a separate petition for a *writ of certiorari* on December 16, 2011. As of December 31, 2011, PM USA has recorded a provision of approximately $242,000 for compensatory damages, costs and interest.
August 2009	*Barbanell*	A Broward County jury returned a verdict in favor of the plaintiff, awarding $5.3 million in compensatory damages. The judge had previously dismissed the punitive damages claim. In September 2009, the trial court entered final judgment and awarded plaintiff $1.95 million in actual damages. The judgment reduced the jury's $5.3 million award of compensatory damages due to the jury allocating 36.5% of the fault to PM USA.	A notice of appeal was filed by PM USA in September 2009, and PM USA posted a $1.95 million appeal bond. Argument on the merits of the appeal was heard in September 2011.
February 2009	*Hess*	A Broward County jury found in favor of plaintiffs and against PM USA. The jury awarded $3 million in compensatory damages and $5 million in punitive damages. In June 2009, the trial court entered final judgment and awarded plaintiffs $1,260,000 in actual damages and $5 million in punitive damages. The judgment reduced the jury's $3 million award of compensatory damages due to the jury allocating 42% of the fault to PM USA.	PM USA noticed an appeal to the Fourth District Court of Appeal in July 2009. Argument was heard in March 2011.

■ **Appeals of Engle Progeny Verdicts:** Plaintiffs in various *Engle* progeny cases have appealed adverse rulings or verdicts, and in some cases, PM USA has cross-appealed. PM USA's appeals of adverse verdicts are discussed in the chart above.

Since the remand of *B. Brown* (discussed above under the heading *Federal Engle Progeny Cases*), the Eleventh Circuit's ruling on Florida state law is currently superseded by two state appellate rulings in *Martin*, an *Engle* progeny case against R.J. Reynolds in Escambia County, and *J. Brown*, an *Engle* progeny case against R.J. Reynolds in Broward County. In *Martin*, the Florida First District Court of Appeal rejected the *B. Brown* ruling as a matter of state law and upheld the use of the *Engle* findings to relax plaintiffs' burden of proof. R.J. Reynolds had sought Florida Supreme Court review in that case but, in July 2011, the Florida Supreme Court declined to hear the appeal. On December 16, 2011, petitions for *certiorari* were filed with the United States Supreme Court by R.J. Reynolds in *Campbell, Martin, Gray* and *Hall* and by PM USA and Liggett Group in *Campbell*.

In *J. Brown*, the Florida Fourth District Court of Appeal also rejected the *B. Brown* ruling as a matter of state law and upheld the use of the *Engle* findings to relax plaintiffs' burden of proof. However, the Fourth District expressly disagreed with the First District's *Martin* decision by ruling that *Engle* progeny plaintiffs must prove legal causation on their claims. In addition, the *J. Brown* court expressed concerns that using the *Engle* findings to reduce plaintiffs' burden may violate defendants' due process rights. In October 2011, the Fourth District denied R.J. Reynolds' motion to certify *J. Brown* to the Florida Supreme Court for review. R.J. Reynolds is seeking review of the case by the Florida Supreme Court.

As noted above in *Federal Engle Progeny Cases*, there has been no federal appellate review of the federal due process issues raised by the use of findings from the original *Engle* trial in *Engle* progeny cases.

Because of the substantial period of time required for the federal and state appellate processes, it is possible that PM USA may have to pay certain outstanding judgments in the *Engle* progeny cases before the final adjudication of these issues by the Florida Supreme Court or the United States Supreme Court.

■ **Other Smoking and Health Class Actions:** Since the dismissal in May 1996 of a purported nationwide class action brought on behalf of allegedly addicted smokers, plaintiffs have filed numerous putative smoking and health class action suits in various state and federal courts. In general, these cases purport to be brought on behalf of residents of a particular state or states (although a few cases purport to be nationwide in scope) and raise addiction claims and, in many cases, claims of physical injury as well.

Class certification has been denied or reversed by courts in 59 smoking and health class actions involving PM USA in Arkansas (1), California (1), the District of Columbia (2), Florida (2), Illinois (3), Iowa (1), Kansas (1), Louisiana (1), Maryland (1), Michigan (1), Minnesota (1), Nevada (29), New Jersey (6), New York (2), Ohio (1), Oklahoma (1), Pennsylvania (1), Puerto Rico (1), South Carolina (1), Texas (1) and Wisconsin (1).

PM USA and Altria Group, Inc. are named as defendants, along with other cigarette manufacturers, in six actions filed in the Canadian provinces of Alberta, Manitoba, Nova Scotia, Saskatchewan and British Columbia. In Saskatchewan and British Columbia, plaintiffs seek class certification on behalf of individuals who suffer or have suffered from various diseases including chronic obstructive pulmonary disease, emphysema, heart disease or cancer after smoking defendants' cigarettes. In the actions filed in Alberta, Manitoba and Nova Scotia, plaintiffs seek certification of classes of all individuals who smoked defendants' cigarettes. See *Guarantees* for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■ **Scott Class Action:** In July 2003, following the first phase of the trial in the *Scott* class action, in which plaintiffs sought creation of a fund to pay for medical monitoring and smoking cessation programs, a Louisiana jury returned a verdict in favor of defendants, including PM USA, in connection with plaintiffs' medical monitoring claims, but also found that plaintiffs could benefit from smoking cessation assistance. The jury also found that cigarettes as designed are not defective but that the defendants failed to disclose all they knew about smoking and diseases and marketed their products to minors. In May 2004, in the second phase of the trial, the jury awarded plaintiffs approximately $590 million against all defendants jointly and severally, to fund a 10-year smoking cessation program. Defendants appealed.

In April 2010, the Louisiana Fourth Circuit Court of Appeal issued a decision that affirmed in part prior decisions ordering the defendants to fund a statewide 10-year smoking cessation program. After conducting its own independent review of the record, the Court of Appeal made its own factual findings with respect to liability and the amount owed, lowering the amount of the judgment to approximately $241 million, plus interest commencing July 21, 2008, the date of entry of the amended judgment. In addition, the Court of Appeal declined plaintiffs' cross appeal requests for a medical monitoring program and reinstatement of other components of the smoking cessation program. The Court of Appeal specifically reserved to the defendants the right to assert claims to any unspent or unused surplus funds at the termination of the smoking cessation program. In June 2010, defendants and plaintiffs filed separate *writ of certiorari* applications with the Louisiana Supreme Court. The Louisiana Supreme Court denied both sides' applications. In September 2010, upon defendants' application, the United States Supreme Court granted a stay of the judgment pending the defendants' filing and the Court's disposition of the defendants' petition for a *writ of certiorari*. In June 2011, the United States Supreme Court denied the defendants' petition. As of March 31, 2011, PM USA recorded a provision of $26 million in connection with the case and additional provisions of approximately $3.7 million related to accrued interest. In the second quarter of 2011, after the June 2011 United States Supreme Court denial of defendants' petition for a *writ of certiorari*, PM USA recorded an additional provision of approximately $36 million related to the judgment and approximately $5 million related to interest.

In August 2011, PM USA paid its share of the judgment in an amount of approximately $70 million. The defendants' payments have been deposited into a court-supervised fund that is intended to pay for smoking cessation programs. On October 31, 2011, plaintiffs' counsel filed a motion for an award of attorneys' fees and costs. Plaintiffs' counsel seek additional fees from defendants ranging from $91 million to $642 million. Additionally, plaintiffs' counsel request an award of approximately $13 million in costs. As of December 31, 2011, PM USA has recorded a provision of approximately $1.3 million for costs, but is opposing plaintiffs' counsel's request for additional costs and for fees. Argument on whether defendants can be held liable for attorneys' fees is scheduled for February 3, 2012.

■ **Other Medical Monitoring Class Actions:** In addition to the *Scott* class action discussed above, two purported medical monitoring class actions are pending against PM USA. These two cases were brought in New York (*Caronia*, filed in January 2006 in the United States District Court for the Eastern District of New York) and Massachusetts (*Donovan*, filed in December 2006 in the United States District Court for the District of Massachusetts) on behalf of each state's respective residents who: are age 50 or older; have smoked the *Marlboro* brand for 20 pack-years or more; and have neither been diagnosed with lung cancer nor are under investigation by a physician for suspected lung cancer. Plaintiffs in these cases seek to impose liability under various product-based causes of action and the creation of a court-supervised program providing members of the purported class Low Dose CT Scanning in order to identify and diagnose lung cancer. Plaintiffs in these cases do not seek punitive damages. A case brought in California (*Xavier*) was dismissed in July 2011, and a case brought in Florida (*Gargano*) was voluntarily dismissed with prejudice in August 2011.

In *Caronia*, in February 2010, the district court granted in part PM USA's summary judgment motion, dismissing plaintiffs' strict liability and negligence claims and certain other claims, granted plaintiffs leave to amend their complaint to allege a medical monitoring cause of action and requested further briefing on PM USA's summary judgment motion as to plaintiffs' implied warranty claim and, if plaintiffs amend their complaint, their medical monitoring claim. In March 2010, plaintiffs filed their amended complaint and PM USA moved to dismiss the implied warranty and medical monitoring claims. In January 2011, the district court granted PM USA's motion, dismissed plaintiffs' claims and declared plaintiffs' motion for class certification moot in light of the dismissal of the case. The plaintiffs have appealed that decision to the United States Court of Appeals for the Second Circuit. Argument has been set for March 1, 2012.

In *Donovan*, the Supreme Judicial Court of Massachusetts, in answering questions certified to it by the district court, held in October 2009 that under certain circumstances state law recognizes a claim by individual smokers for medical monitoring despite the absence of an actual injury. The court also ruled that whether or not the case is barred by the applicable statute of limitations is a factual issue to be determined by the trial court. The case was remanded to federal court for further proceedings. In June 2010, the district court granted in part the plaintiffs' motion for class certification, certifying the class as to plaintiffs' claims for breach of implied warranty and violation of the Massachusetts Consumer Protection Act, but denying certification as to plaintiffs' negligence claim. In July 2010, PM USA petitioned the United States Court of Appeals for the First Circuit for appellate review of the class certification decision. The petition was denied in September 2010. As a remedy, plaintiffs have proposed a 28-year medical monitoring program with an approximate cost of $190 million. In April 2011, plaintiffs moved to amend their class certification to extend the cut-off date for individuals to satisfy the class membership criteria from December 14, 2006 to August 1, 2011. The district court granted this motion in May 2011. Trial has been postponed. In June 2011, plaintiffs filed various motions for summary judgment and to strike affirmative defenses. On October 31, 2011, PM USA filed a motion for class decertification. Argument is scheduled for January 27, 2012.

Evolving medical standards and practices could have an impact on the defense of medical monitoring claims. For example, the first publication of the findings of the National Cancer Institute's National Lung Screening Trial (NLST) in June 2011 reported a 20% reduction in lung cancer deaths among certain long term smokers receiving Low Dose CT Scanning for lung cancer. Since then, various public health organizations have begun to develop new lung cancer screening guidelines. Also, a number of hospitals have advertised the availability of screening programs.

Health Care Cost Recovery Litigation

■ **Overview:** In the health care cost recovery litigation, governmental entities and non-governmental plaintiffs seek reimbursement of health care cost expenditures allegedly caused by tobacco products and, in some cases, of future expenditures and damages as well. Relief sought by some but not all plaintiffs includes punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees.

The claims asserted include the claim that cigarette manufacturers were "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking, as well as claims of indemnity, negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under federal and state statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under federal and state anti-racketeering statutes.

Defenses raised include lack of proximate cause, remoteness of injury, failure to state a valid claim, lack of benefit, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), lack of antitrust standing and injury, federal preemption, lack of statutory authority to bring suit, and statutes of limitations. In addition, defendants argue that they should be entitled to "set off" any alleged damages to the extent the plaintiffs benefit economically from the sale of cigarettes through the receipt of excise taxes or otherwise. Defendants also argue that these cases are improper because plaintiffs must proceed under principles of subrogation and assignment. Under traditional theories of recovery, a payor of medical costs (such as an insurer) can seek recovery of health care costs from a third party solely by "standing in the shoes" of the injured party. Defendants argue that plaintiffs should be required to bring any actions as subrogees of individual health care recipients and should be subject to all defenses available against the injured party.

Although there have been some decisions to the contrary, most judicial decisions in the United States have dismissed all or most health care cost recovery claims against cigarette manufacturers. Nine federal circuit courts of appeals and eight state appellate courts, relying primarily on grounds that plaintiffs' claims were too remote, have ordered or affirmed dismissals of health care cost recovery actions. The United States Supreme Court has refused to consider plaintiffs' appeals from the cases decided by five circuit courts of appeals.

In April 2011, in the health care cost recovery case brought against PM USA and other defendants by the City of St. Louis, Missouri and approximately 40 Missouri hospitals, the jury returned a verdict in favor of the defendants on all counts. In June 2011, the litigation was concluded in a consent judgment pursuant to which the plaintiffs waived all rights to appeal in exchange for the defendants' waiver of any claim for costs.

Individuals and associations have also sued in purported class actions or as private attorneys general under the Medicare as Secondary Payer ("MSP") provisions of the Social Security Act to recover from defendants Medicare expenditures allegedly incurred for the treatment of smoking-related diseases. Cases were brought in New York (2), Florida (2) and Massachusetts (1). All were dismissed by federal courts.

In addition to the cases brought in the United States, health care cost recovery actions have also been brought against tobacco industry participants, including PM USA and Altria Group, Inc., in Israel (1), the Marshall Islands (dismissed), and Canada (4), and other entities have stated that they are considering filing such actions. In the case in Israel, in July 2011, the Israel Supreme Court reversed the trial court's decision denying defendants' motion to dismiss and dismissed the case. In August 2011, plaintiff filed a motion for rehearing with the Israel Supreme Court.

In September 2005, in the first of the four health care cost recovery cases filed in Canada, the Canadian Supreme Court ruled that legislation passed in British Columbia permitting the lawsuit is constitutional, and, as a result, the case, which had previously been dismissed by the trial court, was permitted to proceed. PM USA's and other defendants' challenge to the British Columbia court's exercise of jurisdiction was rejected by the Court of Appeals of British Columbia and, in April 2007, the Supreme Court of Canada denied review of that decision. In December 2009, the Court of Appeals of British Columbia ruled that certain defendants can proceed against the Federal Government of Canada as third parties on the theory that the Federal Government of Canada negligently misrepresented to defendants the efficacy of a low tar tobacco variety that the Federal Government of Canada developed and licensed to defendants. In May 2010, the Supreme Court of Canada granted leave to the Federal Government of Canada to appeal this decision and leave to defendants to cross-appeal the Court of Appeals' decision to dismiss claims against the Federal Government of Canada based on other theories of liability. In July 2011, the Supreme Court of Canada dismissed the third-party claims against the Federal Government of Canada.

During 2008, the Province of New Brunswick, Canada, proclaimed into law previously adopted legislation allowing reimbursement claims to be brought against cigarette manufacturers, and it filed suit shortly thereafter. In September 2009, the Province of Ontario, Canada, filed suit against a number of cigarette manufacturers based on previously adopted legislation nearly identical in substance to the New Brunswick health care cost recovery legislation. In February 2011, the Province of Newfoundland and Labrador filed a case substantially similar to the ones brought by New Brunswick and Ontario.

PM USA is named as a defendant in the British Columbia case, while Altria Group, Inc. and PM USA are named as defendants in the New Brunswick, Ontario and Newfoundland cases. Several other provinces and territories in Canada have enacted similar legislation or are in the process of enacting similar legislation. See *Guarantees* for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■ **Settlements of Health Care Cost Recovery Litigation:** In November 1998, PM USA and certain other United States tobacco product manufacturers entered into the MSA with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other United States tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements"). The State Settlement Agreements require that the original participating manufacturers make substantial annual payments of approximately $9.4 billion each year, subject to adjustments for several factors, including inflation, market share and industry volume. In addition, the original participating manufacturers are required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million. For the years ended December 31, 2011, 2010 and 2009, the aggregate amount recorded in cost of sales with respect to the State Settlement Agreements and the Fair and Equitable Tobacco Reform Act of 2004 ("FETRA") was approximately $4.8 billion, $4.8 billion and $5.0 billion, respectively.

The State Settlement Agreements also include provisions relating to advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to certain tobacco control and underage use laws, restrictions on lobbying activities and other provisions.

■ **Possible Adjustments in MSA Payments for 2003 to 2010:** Pursuant to the provisions of the MSA, domestic tobacco product manufacturers, including PM USA, who are original signatories to the MSA (the "Original Participating Manufacturers" or "OPMs") are participating in proceedings that may result in downward adjustments to the amounts paid by the OPMs and the other MSA-participating manufacturers to the states and territories that are parties to the MSA for each of the years 2003 to 2010. The proceedings relate to an MSA payment adjustment (the "NPM Adjustment") based on the collective loss of market share for the relevant year by all participating manufacturers who are subject to the payment obligations and marketing restrictions of the MSA to non-participating manufacturers ("NPMs") who are not subject to such obligations and restrictions.

As part of these proceedings, an independent economic consulting firm jointly selected by the MSA parties or otherwise selected pursuant to the MSA's provisions is required to determine whether the disadvantages of the MSA were a "significant factor" contributing to the participating manufacturers' collective loss of market share for the year in question. If the firm determines that the disadvantages of the MSA were such a "significant factor," each state may avoid a downward adjustment to its share of the participating manufacturers' annual payments for that year by establishing that it diligently enforced a qualifying escrow statute during the entirety of that year. Any potential downward adjustment would then be reallocated to any states that do not establish such diligent enforcement. PM USA believes that the MSA's arbitration clause requires a state to submit its claim to have diligently enforced a qualifying escrow statute to binding arbitration before a panel of three former federal judges in the manner provided for in the MSA. A number of states have taken the position that this claim should be decided in state court on a state-by-state basis.

An independent economic consulting firm, jointly selected by the MSA parties, determined that the disadvantages of the

MSA were a significant factor contributing to the participating manufacturers' collective loss of market share for each of the years 2003 - 2005. A different independent economic consulting firm, jointly selected by the MSA parties, determined that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers' collective loss of market share for the year 2006. Following the firm's determination for 2006, the OPMs and the states agreed that the states would not contest that the disadvantages of the MSA were a significant factor contributing to the participating manufacturers' collective loss of market share for the years 2007, 2008 and 2009. Accordingly, the OPMs and the states have agreed that no "significant factor" determination by an independent economic consulting firm will be necessary with respect to the participating manufacturers' collective loss of market share for the years 2007, 2008 and 2009 (the "significant factor agreement"). This agreement became effective for 2007 and 2008 on February 1, 2010 and February 1, 2011, respectively, and will become effective for 2009 on February 1, 2012. The MSA's Independent Auditor has determined that the participating manufacturers collectively lost market share for 2010. Subsequent to that determination, the OPMs and the states have agreed to extend the significant factor agreement to apply to such collective loss of market share for 2010, as well as to any collective loss of market share that the participating manufacturers experience for 2011-2012. This agreement will become effective for 2010 on February 1, 2013. If the Independent Auditor determines that the participating manufacturers collectively lost market share for 2011 or 2012, this agreement will become effective for 2011 on February 1, 2014 and for 2012 on February 1, 2015.

Following the "significant factor" determination with respect to 2003, thirty-eight states filed declaratory judgment actions in state courts seeking a declaration that the state diligently enforced its escrow statute during 2003. The OPMs and other MSA-participating manufacturers responded to these actions by filing motions to compel arbitration in accordance with the terms of the MSA, including filing motions to compel arbitration in eleven MSA states and territories that did not file declaratory judgment actions. Courts in all but one of the forty-six MSA states and the District of Columbia and Puerto Rico have ruled that the question of whether a state diligently enforced its escrow statute during 2003 is subject to arbitration. Several of these rulings may be subject to further review. One state court (in *State of Montana*) has ruled that the diligent enforcement claims of that state may be litigated in state court, rather than in arbitration. In January 2010, the OPMs filed a petition for a *writ of certiorari* in the United States Supreme Court seeking further review of the Montana decision holding that a state's diligent enforcement claims may be litigated in state court, rather than in arbitration. The petition was denied in June 2010. Following the denial of this petition, Montana renewed an action in its state court seeking a declaratory judgment that it diligently enforced its escrow statute during 2003 and other relief. The case is now proceeding in the trial court.

PM USA, the other OPMs and approximately twenty-five other MSA-participating manufacturers have entered into an agreement regarding arbitration with forty-five MSA states concerning the 2003 NPM Adjustment, including the states' claims of diligent enforcement for 2003. The agreement further provides for a partial liability reduction for the 2003 NPM Adjustment for states that entered into the agreement by January 30, 2009 and are determined in the arbitration not to have diligently enforced a qualifying escrow statute during 2003. Based on the number of states that entered into the agreement by January 30, 2009 (forty-five), the partial liability reduction for those states is 20%. The partial liability reduction would reduce the amount of PM USA's 2003 NPM Adjustment by up to a corresponding percentage. The selection of the arbitration panel for the 2003 NPM Adjustment was completed in July 2010, and the arbitration is currently ongoing. Proceedings to determine state diligent enforcement claims for the years 2004 through 2010 have not yet been scheduled.

Once a significant factor determination in favor of the participating manufacturers for a particular year has been made by an economic consulting firm, or the states' agreement not to contest significant factor for a particular year has become effective, PM USA has the right under the MSA to pay the disputed amount of the NPM Adjustment for that year into a disputed payments account or withhold it altogether. PM USA has made its full MSA payment due in each year from 2006 - 2010 to the states (subject to a right to recoup the NPM Adjustment amount in the form of a credit against future MSA payments), even though it had the right to deduct the disputed amounts of the 2003 – 2007 NPM Adjustments, as described above, from such MSA payments. PM USA paid its share of the amount of the disputed 2008 NPM Adjustment shown below into the MSA's disputed payments account in connection with its MSA payment due in 2011. The approximate maximum principal amounts of PM USA's share of the disputed NPM Adjustment for the years 2003 through 2010, as currently calculated by the MSA's Independent Auditor, are as follows (the amounts shown below do not include the interest or earnings thereon to which PM USA believes it would be entitled in the manner provided in the MSA):

Year for which NPM Adjustment calculated	2003	2004	2005	2006	2007	2008	2009	2010
Year in which deduction for NPM Adjustment may be taken	2006	2007	2008	2009	2010	2011	2012	2013
PM USA's Approximate Share of Disputed NPM Adjustment (in millions)	$337	$388	$181	$154	$207	$267	$211	$209

The foregoing amounts may be recalculated by the Independent Auditor if it receives information that is different from or in addition to the information on which it based these calculations, including, among other things, if it receives revised sales volumes from any participating manufacturer. Disputes among the manufacturers could also reduce the foregoing amounts. The availability and the precise amount of any NPM Adjustment for 2003-2010 will not be finally determined until 2012 or thereafter. There is no certainty that the OPMs and other MSA-participating manufacturers will ultimately receive any adjustment as a result of these proceedings, and the amount of any adjustment received for a year could be less than the amount for that year listed above. If the OPMs do receive such an adjustment through these proceedings, the adjustment would be allocated among the OPMs pursuant to the MSA's provisions. It is expected that PM USA would receive its share of any adjustments for 2003 – 2007 in the form of a credit against future MSA payments and its share of any adjustment for 2008 in the form of a withdrawal from the disputed payments account.

PM USA intends to pursue vigorously the disputed NPM Adjustments for 2003-2010 through the proceedings described above. PM USA would be willing, however, to enter into a settlement of those disputed NPM Adjustments if it determined that such a settlement were in its best interests.

■ **Other Disputes Related to MSA Payments:** In addition to the disputed NPM Adjustments described above, MSA states and participating manufacturers, including PM USA, are conducting another arbitration to resolve certain other disputes related to the calculation of the participating manufacturers' payments under the MSA. PM USA disputes the method by which ounces of "roll your own" tobacco have been converted to cigarettes for purposes of calculating the downward volume adjustments to its MSA payments. PM USA believes that, for the years 2004 – 2010, the use of an incorrect conversion method resulted in excess MSA payments by PM USA of approximately $85 million in the aggregate.

If PM USA prevails on this issue, it would be entitled to a credit against future MSA payments in that amount, plus interest. In addition, PM USA seeks application of what it believes to be the correct method for years subsequent to 2010.

This arbitration will also resolve a dispute concerning whether the total domestic cigarette market and certain other calculations related to the participating manufacturers' MSA payments should be determined based on the "net" number of cigarettes on which federal excise tax is paid, as is currently the case, or whether the "adjusted gross" number of cigarettes on which federal excise tax is paid is the correct methodology. PM USA anticipates that this arbitration will not be concluded until later in 2012 or thereafter.

No assurance can be given that PM USA will prevail on either of these disputes.

■ **Other MSA-Related Litigation:** PM USA was named as a defendant in an action (*Vibo*) brought in October 2008 in federal court in Kentucky by an MSA participating manufacturer that is not an OPM. Other defendants include various other participating manufacturers and the Attorneys General of all 52 states and territories that are parties to the MSA. The plaintiff alleged that certain of the MSA's payment provisions discriminate against it in favor of certain other participating manufacturers in violation of the federal antitrust laws and the United States Constitution. The plaintiff also sought injunctive relief, alteration of certain MSA payment provisions as applied to it, treble damages under the federal antitrust laws, and/or rescission of its joinder in the MSA. The plaintiff also filed a motion for a preliminary injunction enjoining the states from enforcing the allegedly discriminatory payment provisions against it during the pendency of the action. In January 2009, the district court dismissed the complaint and denied plaintiff's request for preliminary injunctive relief. In January 2010, the court entered final judgment dismissing the case. Plaintiff appealed this decision to the United States Court of Appeals for the Sixth Circuit. Argument was heard in October 2011.

Without naming PM USA or any other private party as a defendant, NPMs and/or their distributors or customers have filed several legal challenges to the MSA and related legislation. New York state officials and the Attorneys General for 24 other states are defendants in a lawsuit (*Pryor*) filed in the United States District Court for the Southern District of New York in which plaintiffs allege that the MSA and/or related legislation violates federal antitrust laws and the Commerce Clause of the United States Constitution. The United States Court of Appeals for the Second Circuit has held that the allegations in that lawsuit, if proven, establish a basis for relief on antitrust and Commerce Clause grounds and that the trial courts in New York have personal jurisdiction sufficient to enjoin other states' officials from enforcing their MSA-related legislation. On remand, the trial court held that plaintiffs are unlikely to succeed on the merits and refused to enjoin the enforcement of New York's allocable share amendment to the MSA's Model Escrow Statute. That decision was affirmed by the United States Court of Appeals for the Second Circuit. In March 2011, the trial court granted summary judgment on all claims for the New York state officials. Plaintiffs have filed a motion to modify the judgment and a notice of appeal.

In addition to the *Pryor* decision above, the United States Courts of Appeals for the Second, Fifth, Sixth, Eighth, Ninth and Tenth Circuits have affirmed dismissals or grants of summary judgment in favor of state officials in seven other cases asserting antitrust and constitutional challenges to the allocable share amendment legislation in those states.

In January 2011, an international arbitration tribunal rejected claims brought against the United States challenging MSA-related legislation in various states under the North American Free Trade Agreement.

■ **Federal Government's Lawsuit:** In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers, including PM USA, and others, including Altria Group, Inc. asserting claims under three federal statutes, namely the Medical Care Recovery Act ("MCRA"), the MSP provisions of the Social Security Act and the civil provisions of RICO. Trial of the case ended in June 2005. The lawsuit sought to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants' fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans' health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleged that such costs total more than $20 billion annually. It also sought what it alleged to be equitable and declaratory relief, including disgorgement of profits which arose from defendants' allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government's future costs of providing health care resulting from defendants' alleged past tortious and wrongful conduct. In September 2000, the trial court dismissed the government's MCRA and MSP claims, but permitted discovery to proceed on the government's claims for relief under the civil provisions of RICO.

The government alleged that disgorgement by defendants of approximately $280 billion is an appropriate remedy. In May 2004, the trial court issued an order denying defendants' motion for partial summary judgment limiting the disgorgement remedy. In February 2005, a panel of the United States Court of Appeals for the District of Columbia Circuit held that disgorgement is not a remedy available to the government under the civil provisions of RICO and entered summary judgment in favor of defendants with respect to the disgorgement claim. In July 2005, the government petitioned the United States Supreme Court for further review of the Court of Appeals' ruling that disgorgement is not an available remedy, and in October 2005, the Supreme Court denied the petition.

In June 2005, the government filed with the trial court its proposed final judgment seeking remedies of approximately $14 billion, including $10 billion over a five-year period to fund a national smoking cessation program and $4 billion over a ten-year period to fund a public education and counter-marketing campaign. Further, the government's proposed remedy would have required defendants to pay additional monies to these programs if targeted reductions in the smoking rate of those under 21 are not achieved according to a prescribed timetable. The government's proposed remedies also included a series of measures and restrictions applicable to cigarette business operations — including, but not limited to, restrictions on advertising and marketing, potential measures with respect to certain price promotional activities and research and development, disclosure requirements for certain confidential data and implementation of a monitoring system with potential broad powers over cigarette operations.

In August 2006, the federal trial court entered judgment in favor of the government. The court held that certain defendants, including Altria Group, Inc. and PM USA, violated RICO and engaged in 7 of the 8 "sub-schemes" to defraud that the government had alleged. Specifically, the court found that:

- defendants falsely denied, distorted and minimized the significant adverse health consequences of smoking;
- defendants hid from the public that cigarette smoking and nicotine are addictive;
- defendants falsely denied that they control the level of nicotine delivered to create and sustain addiction;
- defendants falsely marketed and promoted "low tar/light" cigarettes as less harmful than full-flavor cigarettes;
- defendants falsely denied that they intentionally marketed to youth;
- defendants publicly and falsely denied that ETS is hazardous to non-smokers; and
- defendants suppressed scientific research.

The court did not impose monetary penalties on the defendants, but ordered the following relief: (i) an injunction against "committing any act of racketeering" relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Council for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against "making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States public and that misrepresents or suppresses information concerning cigarettes"; (iv) an injunction against conveying any express or implied health message through use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including "lights," "ultra lights" and "low tar," which the court found could cause consumers to believe one cigarette brand is less hazardous than another brand; (v) the issuance of "corrective statements" in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit from smoking "low tar" or "light" cigarettes, defendants' manipulation of cigarette design to ensure optimum nicotine delivery and the adverse health effects of exposure to environmental tobacco smoke; (vi) the disclosure on defendants' public document websites and in the Minnesota document repository of all documents produced to the government in the lawsuit or produced in any future court or administrative action concerning smoking and health until 2021, with certain additional requirements as to documents withheld from production under a claim of privilege or confidentiality; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedule as defendants now follow in disclosing such data to the Federal Trade Commission ("FTC") for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette businesses within the United States; and (ix) payment of the government's costs in bringing the action.

The defendants appealed and, in May 2009, a three judge panel of the Court of Appeals for the District of Columbia Circuit issued a *per curiam* decision largely affirming the trial court's judgment against defendants and in favor of the government. Although the panel largely affirmed the remedial order that was issued by the trial court, it vacated the following aspects of the order:

- its application to defendants' subsidiaries;

- the prohibition on the use of express or implied health messages or health descriptors, but only to the extent of extraterritorial application;
- its point-of-sale display provisions; and
- its application to Brown & Williamson Holdings.

The Court of Appeals panel remanded the case for the trial court to reconsider these four aspects of the injunction and to reformulate its remedial order accordingly.

Furthermore, the Court of Appeals panel rejected all of the government's and intervenors' cross appeal arguments and refused to broaden the remedial order entered by the trial court. The Court of Appeals panel also left undisturbed its prior holding that the government cannot obtain disgorgement as a permissible remedy under RICO.

In July 2009, defendants filed petitions for a rehearing before the panel and for a rehearing by the entire Court of Appeals. Defendants also filed a motion to vacate portions of the trial court's judgment on the grounds of mootness because of the passage of the Family Smoking Prevention and Tobacco Control Act ("FSPTCA"), granting the United States Food and Drug Administration (the "FDA") broad authority over the regulation of tobacco products. In September 2009, the Court of Appeals entered three *per curiam* rulings. Two of them denied defendants' petitions for panel rehearing or for rehearing *en banc*. In the third *per curiam* decision, the Court of Appeals denied defendants' suggestion of mootness and motion for partial *vacatur*. In February 2010, PM USA and Altria Group, Inc. filed their *certiorari* petitions with the United States Supreme Court. In addition, the federal government and the intervenors filed their own *certiorari* petitions, asking the court to reverse an earlier Court of Appeals decision and hold that civil RICO allows the trial court to order disgorgement as well as other equitable relief, such as smoking cessation remedies, designed to redress continuing consequences of prior RICO violations. In June 2010, the United States Supreme Court denied all of the parties' petitions. In July 2010, the Court of Appeals issued its mandate lifting the stay of the trial court's judgment and remanding the case to the trial court. As a result of the mandate, except for those matters remanded to the trial court for further proceedings, defendants are now subject to the injunction discussed above and the other elements of the trial court's judgment.

In February 2011, the government submitted its proposed corrective statements and the trial court referred issues relating to a document repository to a special master. The defendants filed a response to the government's proposed corrective statements and filed a motion to vacate the trial court's injunction in light of the FSPTCA, which motion was denied in June 2011. The defendants have appealed the trial court's ruling to the United States Court of Appeals for the District of Columbia Circuit. Argument is scheduled for April 20, 2012.

Apart from the matters on appeal, two issues remain pending before the district court: (i) the substance of the court-ordered corrective statements and (ii) the requirements related to point-of-sale signage. On November 17, 2011, the district court ordered the parties to submit their views on whether the district court should delay its order on these issues while other courts decide more recent cases challenging the FDA's new rules imposing certain tobacco marketing restrictions and graphic warnings. The parties complied with the district court's requests, and defendants asked the court to defer resolution of these issues until these other cases are fully resolved. On January 26, 2012, the district court ruled that it would not delay its decision until after the resolution of the cases challenging the FDA's new rules. The district court has not addressed the content of the corrective communications or the requirements related to point-of-sale signage.

On December 14, 2011, the parties to the lawsuit entered into an agreement as to the issues concerning the document repository. Pursuant to this agreement, PM USA agreed to deposit an amount of approximately $3.1 million into the district court.

"Lights/Ultra Lights" Cases

■ **Overview:** Plaintiffs in certain pending matters seek certification of their cases as class actions and allege, among other things, that the uses of the terms "Lights" and/or "Ultra Lights" constitute deceptive and unfair trade practices, common law fraud, or RICO violations, and seek injunctive and equitable relief, including restitution and, in certain cases, punitive damages. These class actions have been brought against PM USA and, in certain instances, Altria Group, Inc. or its subsidiaries, on behalf of individuals who purchased and consumed various brands of cigarettes, including *Marlboro* Lights, *Marlboro Ultra* Lights, *Virginia Slims* Lights and Superslims, *Merit* Lights and *Cambridge* Lights. Defenses raised in these cases include lack of misrepresentation, lack of causation, injury, and damages, the statute of limitations, express preemption by the Federal Cigarette Labeling and Advertising Act ("FCLAA") and implied preemption by the policies and directives of the FTC, non-liability under state statutory provisions exempting conduct that complies with federal regulatory directives, and the First Amendment. As of December 31, 2011, a total of eighteen such cases were pending in the United States. Four of these cases were pending in a multidistrict litigation proceeding in a single U.S. federal court as discussed below. The other cases were pending in various U.S. state courts. In addition, a purported "Lights" class action is pending against PM USA in Israel. Other entities have stated that they are considering filing such actions against Altria Group, Inc. and PM USA.

In the one "Lights" case pending in Israel, hearings on plaintiffs' motion for class certification were held in November and December 2008, and an additional hearing on class certification was held in November 2011. See *Guarantees* for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

■ **The Good Case:** In May 2006, a federal trial court in Maine granted PM USA's motion for summary judgment in *Good*, a purported "Lights" class action, on the grounds that plaintiffs' claims are preempted by the FCLAA and dismissed the case. In August 2007, the United States Court of Appeals for the First Circuit vacated the district court's grant of PM USA's motion for summary judgment on federal preemption grounds and remanded the case to district court. The district court stayed the case pending the United States Supreme Court's ruling on defendants' petition for *writ of certiorari* with the United States Supreme Court, which was granted in January 2008. The case was stayed pending the United States Supreme Court's decision. In December 2008, the United States Supreme Court ruled that plaintiffs' claims are not barred by federal preemption. Although the Court rejected the argument that the FTC's actions were so extensive with respect to the descriptors that the state law claims were barred as a matter of federal law, the Court's decision was limited: it did not address the ultimate merits of plaintiffs' claim, the viability of the action as a class action, or other state law issues. The case was returned to the federal court in Maine and consolidated with other federal cases in the multidistrict litigation proceeding discussed below. In June 2011, the plaintiffs voluntarily dismissed the case without prejudice after the district court denied plaintiffs' motion for class certification.

■ **Federal Multidistrict Proceeding:** Since the December 2008 United States Supreme Court decision in *Good*, and through December 31, 2011, twenty-four purported "Lights" class actions were served upon PM USA and, in certain cases, Altria Group, Inc. These cases were filed in 14 states, the U.S. Virgin Islands and the District of Columbia. All of these cases either were filed in federal court or were removed to federal court by PM USA.

A number of purported "Lights" class actions were transferred and consolidated by the Judicial Panel on Multidistrict Litigation ("JPMDL") before the United States District Court for the District of Maine for pretrial proceedings ("MDL proceeding"). These cases, and the states in which each originated, included: *Biundo* (Illinois), *Cabbat* (Hawaii), *Calistro* (U.S. Virgin Islands), *Corse* (Tennessee), *Domaingue* (New York), *Good* (Maine), *Haubrich* (Pennsylvania), *McClure* (Tennessee), *Mirick* (Mississippi), *Mulford* (New Mexico), *Parsons* (District of Columbia), *Phillips* (Ohio), *Slater* (District of Columbia), *Tang* (New York), *Tyrer* (California), *Williams* (Arkansas) and *Wyatt* (Wisconsin).

In November 2010, the district court in the MDL proceeding denied plaintiffs' motion for class certification in four cases, covering the jurisdictions of California, the District of Columbia, Illinois and Maine. These jurisdictions were selected by the parties as sample cases, with two selected by plaintiffs and two selected by defendants. Plaintiffs sought appellate review of this decision but, in February 2011, the United States Court of Appeals for the First Circuit denied plaintiffs' petition for leave to appeal. In June 2011, plaintiffs in twelve cases voluntarily dismissed without prejudice their cases, and in August 2011, plaintiff in *McClure* voluntarily dismissed the case without prejudice. On December 12, 2011, the district court approved the request of the plaintiffs in the remaining four cases (*Phillips*, *Tang*, *Wyatt* and *Cabbat*) to recommend to the JPMDL that their cases be transferred back to the courts in which the suits originated. The question of the transfer, which defendants oppose, is now before the JPMDL.

■ **"Lights" Cases Dismissed, Not Certified or Ordered De-Certified:** To date, in addition to the district court in the MDL proceeding, 15 courts in 16 "Lights" cases have refused to certify class actions, dismissed class action allegations, reversed prior class certification decisions or have entered judgment in favor of PM USA.

Trial courts in Arizona, Illinois, Kansas, New Jersey, New Mexico, Oregon, Tennessee and Washington have refused to grant class certification or have dismissed plaintiffs' class action allegations. Plaintiffs voluntarily dismissed a case in Michigan after a trial court dismissed the claims plaintiffs asserted under the Michigan Unfair Trade and Consumer Protection Act.

Several appellate courts have issued rulings that either affirmed rulings in favor of Altria Group, Inc. and/or PM USA or reversed rulings entered in favor of plaintiffs. In Florida, an intermediate appellate court overturned an order by a trial court that granted class certification in *Hines*. The Florida Supreme Court denied review in January 2008. The Supreme Court of Illinois has overturned a judgment that awarded damages to a certified class in the *Price* case. See *The Price Case* below for further discussion. In Louisiana, the United States Court of Appeals for the Fifth Circuit dismissed a purported "Lights" class action brought in Louisiana federal court (*Sullivan*) on the grounds that plaintiffs' claims were preempted by the FCLAA. In New York, the United States Court of Appeals for the Second Circuit overturned a decision by a New York trial court in *Schwab* that denied defendants' summary judgment motions and granted plaintiffs' motion for certification of a nationwide class of all United States residents that purchased cigarettes in the United States that were labeled "Light" or "Lights." In July 2010, plaintiffs in *Schwab* voluntarily dismissed the case with prejudice. In Ohio, the Ohio Supreme Court overturned class certifications in the *Marrone* and *Phillips* cases. Plaintiffs voluntarily dismissed without prejudice both cases in August 2009. The Supreme Court of Washington denied a motion for interlocutory review filed by the plaintiffs in the *Davies* case that sought review of an order by the trial court that refused to certify a class. Plaintiffs subsequently voluntarily dismissed the *Davies* case with prejudice.

In Oregon (*Pearson*), a state court denied plaintiff's motion for interlocutory review of the trial court's refusal to certify a class. In February 2007, PM USA filed a motion for summary judgment based on federal preemption and the Oregon statutory exemption. In September 2007, the district court granted PM USA's motion based on express preemption under the FCLAA, and plaintiffs appealed this dismissal and the class certification denial to the Oregon Court of Appeals. Argument was held in April 2010.

In *Cleary*, which was pending in an Illinois federal court, the district court dismissed plaintiffs' "Lights" claims against one defendant and denied plaintiffs' request to remand the case to state court. In September 2009, the court issued its ruling on PM USA's and the remaining defendants' motion for summary judgment as to all "Lights" claims. The court granted the motion as to all defendants except PM USA. As to PM USA, the court granted the motion as to all "Lights" and other low tar brands other than *Marlboro* Lights. As to *Marlboro* Lights, the court ordered briefing on why the 2002 state court order dismissing the *Marlboro* Lights claims should not be vacated based upon *Good*. In January 2010, the court vacated the previous dismissal. In February 2010, the court granted summary judgment in favor of defendants as to all claims except for the *Marlboro* Lights claims, based on the statute of limitations and deficiencies relating to the named plaintiffs. In June 2010, the court granted summary judgment in favor of all defendants on all remaining claims, dismissing the case. In July 2010, plaintiffs filed a motion for reconsideration with the district court, which was denied. In August 2010, plaintiffs filed an appeal with the United States Court of Appeals for the Seventh Circuit. In August 2011, the Seventh Circuit affirmed the trial court's dismissal of the case. Plaintiffs' petition for rehearing was denied by the Seventh Circuit on November 15, 2011.

■ **Other Developments:** In December 2009, the state trial court in the *Carroll (*formerly known as *Holmes)* case (pending in Delaware), denied PM USA's motion for summary judgment based on an exemption provision in the Delaware Consumer Fraud Act. In January 2011, the trial court allowed the plaintiffs to file an amended complaint substituting class representatives and naming Altria Group, Inc. and PMI as additional defendants. In July 2011, the parties stipulated to the dismissal without prejudice of Altria Group, Inc. and PMI. The stipulation is signed by the parties but not yet approved by the trial court. See *Guarantees* for a discussion of the Distribution Agreement between Altria Group, Inc. and PMI that provides for indemnities for certain liabilities concerning tobacco products.

In June 2007, the United States Supreme Court reversed the lower court rulings in the *Watson* case that denied plaintiffs' motion to have the case heard in a state, as opposed to federal, trial court. The Supreme Court rejected defendants' contention that the case must be tried in federal court under the "federal officer" statute. The case was removed to federal court in Arkansas and the case was transferred to the MDL proceeding discussed above. In November 2010, the district court in the MDL proceeding remanded the *Watson* case to Arkansas state court. On December 19, 2011, the plaintiffs voluntarily dismissed their claims against Altria Group, Inc. without prejudice.

■ **The Price Case:** Trial in the *Price* case commenced in state court in Illinois in January 2003, and in March 2003, the judge found in favor of the plaintiff class and awarded $7.1 billion in compensatory damages and $3 billion in punitive damages against PM USA. In December 2005, the Illinois Supreme Court reversed the trial court's judgment in favor of the plaintiffs. In November 2006, the United States Supreme Court denied plaintiffs' petition for *writ of certiorari* and, in December 2006, the Circuit Court of Madison County enforced the Illinois Supreme Court's mandate and dismissed the case with prejudice.

In December 2008, plaintiffs filed with the trial court a petition for relief from the final judgment that was entered in favor of PM USA. Specifically, plaintiffs sought to vacate the judgment entered by the trial court on remand from the 2005 Illinois Supreme Court decision overturning the verdict on the ground that the United States Supreme Court's December 2008 decision in *Good* demonstrated that the Illinois Supreme Court's decision was "inaccurate." PM USA filed a motion to dismiss plaintiffs' petition and, in February 2009, the trial court granted PM USA's motion on the basis that the petition was not timely filed. In March 2009, the *Price* plaintiffs filed a notice of appeal with the Fifth Judicial District of the Appellate Court of Illinois. In February 2011, the intermediate appellate court ruled that the petition was timely filed and reversed the trial court's dismissal of the plaintiffs' petition and, in September 2011, the Illinois Supreme Court declined PM USA's petition for review. As a result, the case has returned to the trial court for proceedings on whether the court should grant the plaintiffs' petition to reopen the prior judgment.

In June 2009, the plaintiff in an individual smoker lawsuit (*Kelly*) brought on behalf of an alleged smoker of "Lights" cigarettes in Madison County, Illinois state court filed a motion seeking a declaration that his claims under the Illinois Consumer Fraud Act are not (1) barred by the exemption in that statute based on his assertion that the Illinois Supreme Court's decision in *Price* is no longer good law in light of the decisions by the United States Supreme Court in *Good* and *Watson*, and (2) preempted in light of the United States Supreme Court's decision in *Good*. In September 2009, the court granted plaintiff's motion as to federal preemption, but denied it with respect to the state statutory exemption.

■ **State Trial Court Class Certifications:** State trial courts have certified classes against PM USA in Massachusetts (*Aspinall*), Minnesota (*Curtis*), Missouri (*Larsen*) and New Hampshire (*Lawrence*). Significant developments in these cases include:

- *Aspinall*: In August 2004, the Massachusetts Supreme Judicial Court affirmed the class certification order. In August 2006, the trial court denied PM USA's motion for summary judgment and granted plaintiffs' motion for summary judgment on the defenses of federal preemption and a state law exemption to Massachusetts' consumer protection statute. On motion of the parties, the trial court subsequently reported its decision to deny summary judgment to the appeals court for review and stayed further proceedings pending completion of the appellate review. In December 2008, subsequent to the United States Supreme Court's decision in *Good*, the Massachusetts Supreme Judicial Court issued an order requesting that the parties advise the court within 30 days whether the *Good* decision is dispositive of federal preemption issues pending on appeal. In January 2009, PM USA notified the Massachusetts Supreme Judicial Court that *Good* is dispositive of the federal preemption issues on appeal, but requested further briefing on the state law statutory exemption issue. In March 2009, the

Massachusetts Supreme Judicial Court affirmed the order denying summary judgment to PM USA and granting the plaintiffs' cross-motion. In January 2010, plaintiffs moved for partial summary judgment as to liability claiming collateral estoppel from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above). Argument on plaintiffs' motion was held in July 2011.

■ *Curtis*: In April 2005, the Minnesota Supreme Court denied PM USA's petition for interlocutory review of the trial court's class certification order. In October 2009, the trial court denied plaintiffs' motion for partial summary judgment, filed in February 2009, claiming collateral estoppel from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above). In October 2009, the trial court granted PM USA's motion for partial summary judgment as to all consumer protection counts and, in December 2009, dismissed the case in its entirety. In December 2010, the Minnesota Court of Appeals reversed the trial court's dismissal of the case and affirmed the trial court's prior certification of the class under Minnesota's consumer protection statutes. The Court of Appeals also affirmed the trial court's denial of the plaintiffs' motion for partial summary judgment claiming collateral estoppel from the findings in the case brought by the Department of Justice. PM USA's petition for review with the Minnesota Supreme Court was granted in March 2011. Argument on the petition was heard in September 2011.

■ *Larsen*: In August 2005, a Missouri Court of Appeals affirmed the class certification order. In December 2009, the trial court denied plaintiffs' motion for reconsideration of the period during which potential class members can qualify to become part of the class. The class period remains 1995 – 2003. In June 2010, PM USA's motion for partial summary judgment regarding plaintiffs' request for punitive damages was denied. In April 2010, plaintiffs moved for partial summary judgment as to an element of liability in the case, claiming collateral estoppel from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above). The plaintiffs' motion was denied in December 2010. In June 2011, PM USA filed various summary judgment motions challenging the plaintiffs' claims. On August 31, 2011, the trial court granted PM USA's motion for partial summary judgment, ruling that plaintiffs could not present a damages claim based on allegations that *Marlboro* Lights are more dangerous than *Marlboro* Reds. The trial court denied PM USA's remaining summary judgment motions. Trial in the case began in September 2011 and, in October 2011 the court declared a mistrial after the jury failed to reach a verdict. The court has scheduled a new trial to begin on January 21, 2013.

■ *Lawrence*: In November 2010, the trial court certified a class consisting of all persons who purchased *Marlboro* Lights cigarettes in the state of New Hampshire at any time from the date the brand was introduced into commerce until the date trial in the case begins. PM USA's motion for reconsideration of this decision was denied in January 2011. In September 2011, the New Hampshire Supreme Court accepted review of the class certification decision.

Certain Other Tobacco-Related Litigation

■ **Tobacco Price Case:** As of December 31, 2011, one case remains pending in Kansas (*Smith*) in which plaintiffs allege that defendants, including PM USA and Altria Group, Inc., conspired to fix cigarette prices in violation of antitrust laws. Plaintiffs' motion for class certification has been granted. Trial has been set for July 16, 2012.

■ **Case Under the California Business and Professions Code:** In June 1997, a lawsuit (*Brown*) was filed in California state court alleging that domestic cigarette manufacturers, including PM USA and others, have violated California Business and Professions Code Sections 17200 and 17500 regarding unfair, unlawful and fraudulent business practices. Class certification was granted as to plaintiffs' claims that class members are entitled to reimbursement of the costs of cigarettes purchased during the class periods and injunctive relief. In September 2004, the trial court granted defendants' motion for summary judgment as to plaintiffs' claims attacking defendants' cigarette advertising and promotion and denied defendants' motion for summary judgment on plaintiffs' claims based on allegedly false affirmative statements. In March 2005, the court granted defendants' motion to decertify the class based on a California law, which *inter alia* limits the ability to bring a lawsuit to only those plaintiffs who have "suffered injury in fact" and "lost money or property" as a result of defendants' alleged statutory violations ("Proposition 64").

In September 2006, an intermediate appellate court affirmed the trial court's order decertifying the class. In May 2009, the California Supreme Court reversed the trial court decision that was affirmed by the appellate court and remanded the case to the trial court. In March 2010, the trial court granted reconsideration of its September 2004 order granting partial summary judgment to defendants with respect to plaintiffs' "Lights" claims on the basis of judicial decisions issued since its order was issued, including the United States Supreme Court's ruling in *Good*, thereby reinstating plaintiffs' "Lights" claims. Since the trial court's prior ruling decertifying the class was reversed on appeal by the California Supreme Court, the parties and the court are treating all claims currently being asserted by the plaintiffs as certified, subject, however, to defendants' challenge to the class representatives' standing to assert their claims. The class is defined as people who, at the time they were residents of California, smoked in California one or more cigarettes between June 10, 1993 and April 23, 2001, and who were exposed to defendants' marketing and advertising activities in California.

In July 2010, plaintiffs filed a motion seeking collateral estoppel effect from the findings in the case brought by the Department of Justice (see *Federal Government's Lawsuit* described above). In September 2010, plaintiffs filed a motion for preliminary resolution of legal issues regarding restitutionary relief. The trial court denied both of plaintiffs' motions in November 2010. In November 2010, defendants filed a motion seeking a determination that *Brown* class members who were also part of the class in *Daniels* (a previously disclosed consumer fraud case in which the California Supreme Court affirmed summary judgment in PM USA's favor based on preemption and First Amendment grounds) are precluded by the *Daniels* judgment from recovering in *Brown*. This motion was denied in December 2010. Defendants sought review of this decision before the Fourth District Court of Appeal but were denied review in March 2011. On January 9, 2012, defendants filed motions for a determination that the class representatives lack standing and are not typical or adequate to represent the class and to decertify the class. Argument is scheduled for March 21, 2012. Trial is currently scheduled for October 5, 2012.

■ **Ignition Propensity Cases:** PM USA is currently a defendant in two wrongful death actions in which plaintiffs contend that fires caused by cigarettes led to other individuals' deaths. In one case pending in federal court in Massachusetts (*Sarro*), the district court in August 2009 granted in part PM USA's motion to dismiss, but ruled that two claims unrelated to product design could go forward. In November 2010, PM USA filed a motion for summary judgment. Argument was heard in March 2011. In a Kentucky case (*Walker*), the federal district court denied plaintiffs' motion to remand the case to state court and dismissed plaintiffs' claims in February 2009. Plaintiffs subsequently filed a notice of appeal. On October 31, 2011, the United States Court of Appeals for the Sixth Circuit (the "Sixth Circuit") reversed the portion of the district court decision that denied remand of the case to Kentucky state court and remanded the case to Kentucky state court. The Sixth Circuit did not address the merits of the district court's dismissal order. Defendants' petition for rehearing with the Sixth Circuit was denied on December 8, 2011.

UST Litigation

Claims related to smokeless tobacco products generally fall within the following categories:

First, UST and/or its tobacco subsidiaries has been named in certain health care cost reimbursement/third-party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities.

Second, UST and/or its tobacco subsidiaries has been named in certain actions in West Virginia (See *In re: Tobacco Litigation* above) brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are five individuals alleging use of USSTC's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products. USSTC, along with other non-cigarette manufacturers, has remained severed from such proceedings since December 2001.

Third, UST and/or its tobacco subsidiaries has been named in a number of other individual tobacco and health suits. Plaintiffs' allegations of liability in these cases are based on various theories of recovery, such as negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of implied warranty, addiction, and breach of consumer protection statutes. Plaintiffs seek various forms of relief, including compensatory and punitive damages, and certain equitable relief, including but not limited to disgorgement. Defenses raised in these cases include lack of causation, assumption of the risk, comparative fault and/or contributory negligence, and statutes of limitations. USSTC is currently named in one such action in Florida (*Vassallo*).

Certain Other Actions

■ **IRS Challenges to PMCC Leases:**

■ *Background:* The IRS has concluded its examination of Altria Group, Inc.'s consolidated federal income tax returns for the years 1996 through 2003, and for each year has disallowed tax benefits pertaining to certain leveraged lease transactions entered into by PMCC (referred to by the IRS as lease-in/lease-out ("LILO") and sale-in/lease-out ("SILO") transactions). For financial reporting purposes, PMCC accounted for LILO and SILO transactions as leveraged lease transactions under the guidance in Accounting Standards Codification ("ASC") 840, *Leases* ("ASC 840"). For income tax purposes, PMCC treated these transactions as leases under case law and applicable IRS administrative guidance for the 1996 through 2009 tax years.

■ *Refund Claims and Litigation:* Altria Group, Inc. believes that its tax treatment of PMCC's LILO and SILO transactions on federal and state income tax returns for the 1996 through 2009 tax years was proper and complied with applicable tax laws in effect during the relevant periods. Altria Group, Inc. has contested the disallowances for the 1996 through 2003 tax years, filed claims for refunds of federal income tax and associated interest paid and pursued or is pursuing refund litigation in federal court with respect to certain of the refund claims, as discussed below.

In October 2006, Altria Group, Inc. filed a complaint in the United States District Court for the Southern District of New York to claim a refund on a portion of these federal income tax payments and associated interest for the years 1996 and 1997, attributable to LILO and SILO transactions entered into during those years. In July 2009, the jury returned a unanimous verdict in favor of the IRS and, in April 2010, after denying Altria Group, Inc.'s post-trial motions, the district court entered final judgment in favor of the IRS. Altria Group, Inc. filed an appeal with the United States Court of

Appeals for the Second Circuit in June 2010. In September 2011, the Second Circuit affirmed the district court decision in favor of the IRS. Altria Group, Inc. has elected not to pursue further judicial review of its refund claim for the 1996 and 1997 transactions.

In March 2008, Altria Group, Inc. filed a second complaint in the United States District Court for the Southern District of New York seeking a refund of the federal income tax payments and associated interest for the years 1998 and 1999 attributable to the disallowance of tax benefits claimed in those years with respect to the LILO and SILO transactions subject to the jury verdict and with respect to the additional LILO and SILO transactions entered into in 1998 and 1999. In May 2009, the district court granted a stay pending the decision by the United States Court of Appeals for the Second Circuit in the appeal involving the 1996 and 1997 transactions. Following Altria Group, Inc.'s decision not to pursue further judicial review of its refund claim regarding the 1996 and 1997 transactions, the case for the 1998 and 1999 years has been reactivated.

In March 2011, Altria Group, Inc. filed claims for a refund with the IRS for the years 2000 through 2003 of the tax and associated interest paid with respect to the LILO and SILO transactions that PMCC entered into during the 1996-2003 years. The IRS disallowed the claims in July 2011, and Altria Group, Inc. intends to commence litigation in federal court.

In a closing agreement entered into in May 2010, Altria Group, Inc. and the IRS agreed that, with the exception of the LILO and SILO transactions, the tax treatment reported by Altria Group, Inc. on its consolidated federal income tax returns for the 2000-2003 years, as amended by the agreed-upon adjustments in the closing agreement, is appropriate and final. The IRS may not assess against Altria Group, Inc. any further taxes or additions to tax (including penalties) with respect to these years.

As a prerequisite to commencing in federal court the refund litigation described above following the IRS disallowance of tax benefits of the LILO and SILO transactions for the 1996-1999 audit cycle, in 2006 Altria Group, Inc. paid approximately $150 million related to disallowed tax benefits and associated interest. Similarly, following the IRS disallowance of tax benefits of the LILO and SILO transactions for the 2000-2003 audit cycle, also described above, in 2010, Altria Group, Inc. paid approximately $945 million in disallowed tax benefits and associated interest in order to pursue its legal challenge to the disallowances in federal court.

■ *Payments to the IRS:* As indicated in *"Refund Claims and Litigation"* above, Altria Group, Inc. has paid a total of approximately $1.1 billion in federal income tax payments and interest with respect to the LILO and SILO transactions for the 1996 through 2003 tax years. The tax component of this amount represents an acceleration of taxes that Altria Group, Inc. would have otherwise paid over the later stages of the LILO and SILO transactions. Altria Group, Inc. treated the amounts paid to the IRS for these years as deposits for financial reporting purposes pending the ultimate outcomes of the litigation. Altria Group, Inc. included such amounts in Other assets on its consolidated balance sheets and did not include such amounts in the supplemental disclosure of cash paid for income taxes on the consolidated statement of cash flows. As a result of its decision not to pursue further judicial review of its refund claims for the 1996 and 1997 transactions, Altria Group, Inc.'s consolidated balance sheet at December 31, 2011 reflects reductions in both Other assets and tax liabilities of approximately $362 million, which is the amount of taxes and interest that Altria Group, Inc. has previously paid related to the 1996 and 1997 transactions for the 1996 through 2003 tax years. This payment has been included in the supplemental disclosure of cash paid for income taxes on the consolidated statement of cash flows for the year ended December 31, 2011. The impact of these payments on Altria Group, Inc.'s earnings has previously been recorded on its financial statements, as discussed below. If Altria Group, Inc. were to prevail in the current and/or anticipated refund litigation, it would receive a refund of the remaining amounts paid to the IRS plus interest. If the IRS's position with respect to the LILO and SILO transactions is ultimately sustained, Altria Group, Inc. would further reduce its tax liabilities and the asset discussed above.

■ *Anticipated Future Disallowances and Additional Payments to the IRS:* Altria Group, Inc. further expects the IRS and impacted states to disallow income tax benefits claimed in years 2004 through 2009 related to the LILO and SILO transactions that PMCC entered into from 1996 through 2003. The disallowance of federal and state income tax benefits for the 2004 through 2009 tax years and associated interest through the 2011 tax year would result in additional payments of approximately $600 million, excluding potential penalties. The tax component of this amount represents an acceleration of taxes that Altria Group, Inc. would have otherwise paid over the later stages of the LILO and SILO transactions. This amount is net of federal and state income taxes paid on gains associated with sales of leased assets from January 1, 2008 through December 31, 2011 and excludes additional taxes paid in 2011 for the 2010 and 2011 tax years as a result of the decision discussed below not to claim tax benefits for the 2010 and future tax years. Although the initial amount payable may be greater than $600 million, such taxes paid on gains associated with sales of leased assets will be subsequently recovered no later than the closing of the audits for the cycles in which the sales have occurred. The payments of disallowed tax benefits, if any, would depend upon the timing and outcome of future IRS audits and any related administrative challenges or litigation. The IRS is currently auditing the 2004-2006 tax years.

■ *2010 and Future Tax Years:* Altria Group, Inc. did not claim tax benefits pertaining to PMCC's LILO and SILO transactions on its federal and state income tax returns for 2010 and, at this time, does not intend to claim such tax benefits in future years. Altria Group, Inc., however, intends to preserve its right to file amended returns for these years claiming the tax benefits pertaining to PMCC's LILO and SILO transactions if Altria Group, Inc. is successful in the current and/or anticipated litigation discussed above.

■ *Second Quarter 2011 Earnings Charge:* Altria Group, Inc. has continually re-evaluated the likelihood of sustaining its tax position on PMCC's LILO and SILO transactions, as required by ASC 740, *Income Taxes* ("ASC 740"). In the second quarter of 2011, in accordance with ASC 840 and ASC 740, Altria Group, Inc. recorded a one-time charge of $627 million against its 2011 reported earnings related to the tax treatment of the LILO and SILO transactions that PMCC entered into between 1996 and 2003. Altria Group, Inc.'s decision to record the charge was based on the Federal Circuit's April 2011 adverse decision in *Wells Fargo & Co. v. United States*, involving SILO transactions entered into by another taxpayer. Altria Group, Inc. concluded that the decision introduced incremental risk to its tax analysis and, as a result, that it was no longer more likely than not that it would prevail in its defense of its tax position on PMCC's LILO and SILO transactions.

The charge of $627 million reflects the re-characterization of PMCC's LILO and SILO transactions as loans (as opposed to leases) for income tax purposes, which changes the timing of income recognition for tax purposes over the term of the deemed loan. This change, in turn, impacts the income of the leases recorded pursuant to leveraged lease accounting (ASC 840) resulting in a lowering of the cumulative income from the transactions that had been recorded from inception of the transactions to the date of the charge. This earnings charge is incremental to $146 million recorded as a reduction to stockholders' equity upon the adoption of new accounting standards for leases ("FAS 13-2") and for uncertainty in income taxes ("FIN 48") on January 1, 2007, and approximately $95 million recorded to the statements of earnings from January 1, 2007 through March 31, 2011. In quantifying the reduction in cumulative leveraged lease income to include in the second quarter 2011 earnings charge, Altria Group, Inc. was required to make assumptions regarding a potential settlement of these matters with the IRS. To the extent the assumptions change, there may be additional impact on Altria Group, Inc.'s earnings but Altria Group, Inc. does not expect such impact, if any, to be significant.

Approximately 50% of the $627 million charge represents the effects of re-characterization of the transactions as loans and the resulting reduction in cumulative leveraged lease income described above. This reduction in income will be recaptured over the remaining terms of the respective transactions. The remaining portion of the charge primarily represents a permanent charge for interest on tax underpayments. The charge does not include potential penalties as Altria Group, Inc. believes that it met the applicable standards to avoid any associated penalties at the time it claimed the deductions on its tax returns.

As of December 31, 2011, the LILO and SILO transactions represented approximately 30% of the Net Finance Assets of PMCC's lease portfolio. PMCC has not entered into any LILO or SILO transactions since 2003.

■ **Kraft Thrift Plan Cases:** Four participants in the Kraft Foods Global, Inc. Thrift Plan ("Kraft Thrift Plan"), a defined contribution plan, filed a class action complaint (*George II*) on behalf of all participants and beneficiaries of the Kraft Thrift Plan in July 2008 in the United States District Court for the Northern District of Illinois alleging breach of fiduciary duty under the Employee Retirement Income Security Act ("ERISA"). Named defendants in this action include Altria Corporate Services, Inc. (now Altria Client Services Inc.) and certain company committees that allegedly had a relationship to the Kraft Thrift Plan. Plaintiffs request, among other remedies, that defendants restore to the Kraft Thrift Plan all losses improperly incurred.

In December 2009, the court granted in part and denied in part defendants' motion to dismiss plaintiffs' complaint. In addition to dismissing certain claims made by plaintiffs for equitable relief under ERISA as to all defendants, the court dismissed claims alleging excessive administrative fees and mismanagement of company stock funds as to one of the Altria Group, Inc. defendants. In February 2010, the court granted a joint stipulation dismissing the fee and stock fund claims without prejudice as to the remaining defendants, including Altria Corporate Services, Inc. Accordingly, the only claim remaining at this time in *George II* relates to the alleged negligence of plan fiduciaries for including the Growth Equity Fund and Balanced Fund as Kraft Thrift Plan investment options. Plaintiffs filed a motion for class certification in March 2010, which the court granted in August 2010. Defendants filed a motion for summary judgment in January 2011, and plaintiffs filed a motion for partial summary judgment. In March 2011, defendants filed a motion to vacate the class certification in light of recent federal judicial precedent. In July 2011, the court granted defendants' summary judgment motion in part, finding that claims for periods prior to July 2, 2002 were time barred, and that the defendants properly monitored the funds. The court also denied plaintiffs' motion for partial summary judgment. Remaining in the case are claims after July 2, 2002 relating to whether it was prudent to retain actively managed investments (Growth Equity Fund and Balanced Fund) in the Kraft Thrift Plan after 1999. In July 2011, the court also granted defendants' motion to vacate the class certification, and allowed plaintiffs leave to file a new motion for class certification in light of recent precedent and the court's summary judgment findings. Plaintiffs' motion to certify the class is pending before the court.

In August 2011, Altria Client Services, Inc. and a company committee that allegedly had a relationship to the Kraft Thrift Plan were added as defendants in another class action previously brought by the same plaintiffs in 2006 (*George I*), in which plaintiffs allege defendants breached their fiduciary duties under ERISA by offering company stock funds in a unitized format and by allegedly overpaying for recordkeeping services.

The Altria Group, Inc. defendants deny any violation of ERISA or other unlawful conduct and are defending these cases vigorously. The parties are currently in mediation. Absent a resolution, trial in both cases is expected to be scheduled to occur in the first half of 2012. Under the terms of a Distribution Agreement between Altria Group, Inc. and Kraft, the Altria Group, Inc. defendants may be entitled to indemnity against any liabilities incurred in connection with these cases.

■ California Wage and Hour Case

In September 2011, two former sales representatives employed in California by Altria Group Distribution Company ("AGDC") filed a putative class action in the United States District Court for the Northern District of California, under California's wage and hour laws. The named plaintiffs seek to represent a class of all former sales representatives who worked for AGDC in California at any time since September 2007. The plaintiffs seek overtime pay, recovery of certain wages, reimbursement of business expenses and other non-monetary relief and penalties. On November 9, 2011, the plaintiffs amended their complaint to add an additional claim for penalties under California's Private Attorney General Act. On January 6, 2012, AGDC moved to dismiss certain of plaintiffs' claims and to transfer the case from the Northern District of California to the Central District of California.

Environmental Regulation

Altria Group, Inc. and its subsidiaries (and former subsidiaries) are subject to various federal, state and local laws and regulations concerning the discharge of materials into the environment, or otherwise related to environmental protection, including, in the United States: The Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund"), which can impose joint and several liability on each responsible party. Subsidiaries (and former subsidiaries) of Altria Group, Inc. are involved in several matters subjecting them to potential costs of remediation and natural resource damages under Superfund or other laws and regulations. Altria Group, Inc.'s subsidiaries expect to continue to make capital and other expenditures in connection with environmental laws and regulations. Altria Group, Inc. provides for expenses associated with environmental remediation obligations on an undiscounted basis when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change. Other than those amounts, it is not possible to reasonably estimate the cost of any environmental remediation and compliance efforts that subsidiaries of Altria Group, Inc. may undertake in the future. In the opinion of management, however, compliance with environmental laws and regulations, including the payment of any remediation costs or damages and the making of related expenditures, has not had, and is not expected to have, a material adverse effect on Altria Group, Inc.'s consolidated results of operations, capital expenditures, financial position or cash flows.

Guarantees

In the ordinary course of business, certain subsidiaries of Altria Group, Inc. have agreed to indemnify a limited number of third parties in the event of future litigation. At December 31, 2011, subsidiaries of Altria Group, Inc. were also contingently liable for $29 million of guarantees related to their own performance, consisting primarily of surety bonds. These items have not had, and are not expected to have, a significant impact on Altria Group, Inc.'s liquidity.

Under the terms of a distribution agreement between Altria Group, Inc. and PMI, entered into as a result of Altria Group, Inc.'s 2008 spin-off of its former subsidiary PMI, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. PMI will indemnify Altria Group, Inc. and PM USA for liabilities related to tobacco products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for PMI. Altria Group, Inc. does not have a related liability recorded on its consolidated balance sheet at December 31, 2011 as the fair value of this indemnification is insignificant.

As more fully discussed in Note 20. *Condensed Consolidating Financial Information*, PM USA has issued guarantees relating to Altria Group, Inc.'s obligations under its outstanding debt securities, borrowings under its Credit Agreement and amounts outstanding under its commercial paper program.

Redeemable Noncontrolling Interest

In September 2007, Ste. Michelle completed the acquisition of Stag's Leap Wine Cellars through one of its consolidated subsidiaries, Michelle-Antinori, LLC ("Michelle-Antinori"), in which Ste. Michelle holds an 85% ownership interest with a 15% noncontrolling interest held by Antinori California ("Antinori"). In connection with the acquisition of Stag's Leap Wine Cellars, Ste. Michelle entered into a put arrangement with Antinori. The put arrangement, as later amended, provides Antinori with the right to require Ste. Michelle to purchase its 15% ownership interest in Michelle-Antinori at a price equal to Antinori's initial investment of $27 million. The put arrangement became exercisable on September 11, 2010 and has no expiration date. As of December 31, 2011, the redemption value of the put arrangement did not exceed the noncontrolling interest balance. Therefore, no adjustment to the value of the redeemable noncontrolling interest was recognized in the consolidated balance sheet for the put arrangement.

The noncontrolling interest put arrangement is accounted for as mandatorily redeemable securities because redemption is outside of the control of Ste. Michelle. As such, the redeemable noncontrolling interest is reported in the mezzanine equity section in the consolidated balance sheets at December 31, 2011 and 2010.

Note 20.

Condensed Consolidating Financial Information:

PM USA, which is a wholly-owned subsidiary of Altria Group, Inc., has issued guarantees relating to Altria Group, Inc.'s obligations under its outstanding debt securities, borrowings under its Credit Agreement and amounts outstanding under its commercial paper program (the "Guarantees"). Pursuant to the Guarantees, PM USA fully and unconditionally guarantees, as primary obligor, the payment and performance of Altria Group, Inc.'s obligations under the guaranteed debt instruments (the "Obligations"), subject to release under certain customary circumstances as noted below.

The Guarantees provide that PM USA guarantees the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of the Obligations. The liability of PM USA under the Guarantees is absolute and unconditional irrespective of: any lack of validity, enforceability or genuineness of any provision of any agreement or instrument relating thereto; any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to departure from any agreement or instrument relating thereto; any exchange, release or non-perfection of any collateral, or any release or amendment or waiver of or consent to departure from any other guarantee, for all or any of the Obligations; or any other circumstance that might otherwise constitute a defense available to, or a discharge of, Altria Group, Inc. or PM USA.

The obligations of PM USA under the Guarantees are limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of PM USA that are relevant under Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to the Guarantees, result in PM USA's obligations under the Guarantees not constituting a fraudulent transfer or conveyance. For this purpose, "Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

PM USA will be unconditionally released and discharged from its obligations under each of the Guarantees upon the earliest to occur of:

- the date, if any, on which PM USA consolidates with or merges into Altria Group, Inc. or any successor;
- the date, if any, on which Altria Group, Inc. or any successor consolidates with or merges into PM USA;
- the payment in full of the Obligations pertaining to such Guarantees; and
- the rating of Altria Group, Inc.'s long-term senior unsecured debt by Standard & Poor's of A or higher.

At December 31, 2011, the respective principal wholly-owned subsidiaries of Altria Group, Inc. and PM USA were not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock.

The following sets forth the condensed consolidating balance sheets as of December 31, 2011 and 2010, condensed consolidating statements of earnings for the years ended December 31, 2011, 2010 and 2009, and condensed consolidating statements of cash flows for the years ended December 31, 2011, 2010 and 2009 for Altria Group, Inc., PM USA and Altria Group, Inc.'s other subsidiaries that are not guarantors of Altria Group, Inc.'s debt instruments (the "Non-Guarantor Subsidiaries"). The financial information is based on Altria Group, Inc.'s understanding of the SEC interpretation and application of Rule 3-10 of SEC Regulation S-X.

The financial information may not necessarily be indicative of results of operations or financial position had PM USA and the Non-Guarantor Subsidiaries operated as independent entities. Altria Group, Inc. and PM USA account for investments in their subsidiaries under the equity method of accounting.

Condensed Consolidating Balance Sheets

(in millions of dollars)

December 31, 2011	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets					
Consumer products					
Cash and cash equivalents	$ 3,245	$ —	$ 25	$ —	$ 3,270
Receivables	174	16	78		268
Inventories:					
Leaf tobacco		565	369		934
Other raw materials		128	42		170
Work in process		4	312		316
Finished product		126	233		359
		823	956		1,779
Due from Altria Group, Inc. and subsidiaries	403	3,007	1,765	(5,175)	
Deferred income taxes	9	1,157	41		1,207
Other current assets	6	430	247	(76)	607
Total current assets	3,837	5,433	3,112	(5,251)	7,131
Property, plant and equipment, at cost	2	3,280	1,446		4,728
Less accumulated depreciation	2	2,005	505		2,512
		1,275	941		2,216
Goodwill			5,174		5,174
Other intangible assets, net		2	12,096		12,098
Investment in SABMiller	5,509				5,509
Investment in consolidated subsidiaries	7,009	342		(7,351)	
Due from Altria Group, Inc. and subsidiaries	6,500			(6,500)	
Other assets	941	586	111	(381)	1,257
Total consumer products assets	23,796	7,638	21,434	(19,483)	33,385
Financial services					
Finance assets, net			3,559		3,559
Due from Altria Group, Inc. and subsidiaries			292	(292)	
Other assets			18		18
Total financial services assets			3,869	(292)	3,577
Total Assets	$23,796	$7,638	$25,303	$(19,775)	$36,962

Condensed Consolidating Balance Sheets (continued)

(in millions of dollars)

December 31, 2011	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Liabilities					
Consumer products					
Current portion of long-term debt	$ —	$ —	$ 600	$ —	$ 600
Accounts payable	69	159	275		503
Accrued liabilities:					
Marketing		390	40		430
Taxes, except income taxes		209	11		220
Employment costs	29	12	184		225
Settlement charges		3,508	5		3,513
Other	384	620	383	(76)	1,311
Dividends payable	841				841
Due to Altria Group, Inc. and subsidiaries	3,792	474	1,201	(5,467)	
Total current liabilities	5,115	5,372	2,699	(5,543)	7,643
Long-term debt	12,790		299		13,089
Deferred income taxes	1,787		3,345	(381)	4,751
Accrued pension costs	236		1,426		1,662
Accrued postretirement health care costs		1,562	797		2,359
Due to Altria Group, Inc. and subsidiaries			6,500	(6,500)	
Other liabilities	188	216	198		602
Total consumer products liabilities	20,116	7,150	15,264	(12,424)	30,106
Financial services					
Deferred income taxes			2,811		2,811
Other liabilities			330		330
Total financial services liabilities			3,141		3,141
Total liabilities	20,116	7,150	18,405	(12,424)	33,247
Contingencies					
Redeemable noncontrolling interest			32		32
Stockholders' Equity					
Common stock	935		9	(9)	935
Additional paid-in capital	5,674	408	8,238	(8,646)	5,674
Earnings reinvested in the business	23,583	393	265	(658)	23,583
Accumulated other comprehensive losses	(1,887)	(313)	(1,649)	1,962	(1,887)
Cost of repurchased stock	(24,625)				(24,625)
Total stockholders' equity attributable to Altria Group, Inc.	3,680	488	6,863	(7,351)	3,680
Noncontrolling interests			3		3
Total stockholders' equity	3,680	488	6,866	(7,351)	3,683
Total Liabilities and Stockholders' Equity	$ 23,796	$7,638	$25,303	$(19,775)	$ 36,962

Condensed Consolidating Balance Sheets

(in millions of dollars)

December 31, 2010	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets					
Consumer products					
Cash and cash equivalents	$ 2,298	$ —	$ 16	$ —	$ 2,314
Receivables	1	9	75		85
Inventories:					
Leaf tobacco		594	366		960
Other raw materials		121	39		160
Work in process			299		299
Finished product		145	239		384
		860	943		1,803
Due from Altria Group, Inc. and subsidiaries	429	2,902	1,556	(4,887)	
Deferred income taxes	18	1,190		(43)	1,165
Other current assets	64	420	130		614
Total current assets	2,810	5,381	2,720	(4,930)	5,981
Property, plant and equipment, at cost	2	3,749	1,399		5,150
Less accumulated depreciation	2	2,343	425		2,770
		1,406	974		2,380
Goodwill			5,174		5,174
Other intangible assets, net		2	12,116		12,118
Investment in SABMiller	5,367				5,367
Investment in consolidated subsidiaries	7,561	325		(7,886)	
Due from Altria Group, Inc. and subsidiaries	6,500			(6,500)	
Other assets	1,511	680	98	(438)	1,851
Total consumer products assets	23,749	7,794	21,082	(19,754)	32,871
Financial services					
Finance assets, net			4,502		4,502
Due from Altria Group, Inc. and subsidiaries			690	(690)	
Other assets			29		29
Total financial services assets			5,221	(690)	4,531
Total Assets	$23,749	$7,794	$26,303	$(20,444)	$37,402

Condensed Consolidating Balance Sheets (continued)

(in millions of dollars)

December 31, 2010	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Liabilities					
Consumer products					
Accounts payable	$ —	$ 215	$ 314	$ —	$ 529
Accrued liabilities:					
Marketing		347	100		447
Taxes, except income taxes		212	19		231
Employment costs	30	18	184		232
Settlement charges		3,531	4		3,535
Other	312	467	333	(43)	1,069
Dividends payable	797				797
Due to Altria Group, Inc. and subsidiaries	3,674	454	1,449	(5,577)	
Total current liabilities	4,813	5,244	2,403	(5,620)	6,840
Long-term debt	11,295		899		12,194
Deferred income taxes	1,800		3,256	(438)	4,618
Accrued pension costs	204		987		1,191
Accrued postretirement health care costs		1,500	902		2,402
Due to Altria Group, Inc. and subsidiaries			6,500	(6,500)	
Other liabilities	445	335	169		949
Total consumer products liabilities	18,557	7,079	15,116	(12,558)	28,194
Financial services					
Deferred income taxes			3,880		3,880
Other liabilities			101		101
Total financial services liabilities			3,981		3,981
Total liabilities	18,557	7,079	19,097	(12,558)	32,175
Contingencies					
Redeemable noncontrolling interest			32		32
Stockholders' Equity					
Common stock	935		9	(9)	935
Additional paid-in capital	5,751	408	8,217	(8,625)	5,751
Earnings reinvested in the business	23,459	583	385	(968)	23,459
Accumulated other comprehensive losses	(1,484)	(276)	(1,440)	1,716	(1,484)
Cost of repurchased stock	(23,469)				(23,469)
Total stockholders' equity attributable to Altria Group, Inc.	5,192	715	7,171	(7,886)	5,192
Noncontrolling interests			3		3
Total stockholders' equity	5,192	715	7,174	(7,886)	5,195
Total Liabilities and Stockholders' Equity	$ 23,749	$7,794	$26,303	$(20,444)	$ 37,402

Condensed Consolidating Statements of Earnings

(in millions of dollars)

for the year ended December 31, 2011	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$ —	$21,330	$2,496	$ (26)	$23,800
Cost of sales		6,883	823	(26)	7,680
Excise taxes on products		6,846	335		7,181
Gross profit		7,601	1,338		8,939
Marketing, administration and research costs	186	2,164	293		2,643
Changes to Kraft and PMI tax-related receivables	(14)				(14)
Asset impairment and exit costs	8	200	14		222
Amortization of intangibles			20		20
Operating (expense) income	(180)	5,237	1,011		6,068
Interest and other debt expense, net	698	61	457		1,216
Earnings from equity investment in SABMiller	(730)				(730)
(Loss) earnings before income taxes and equity earnings of subsidiaries	(148)	5,176	554		5,582
(Benefit) provision for income taxes	(199)	1,930	458		2,189
Equity earnings of subsidiaries	3,339	64		(3,403)	
Net earnings	3,390	3,310	96	(3,403)	3,393
Net earnings attributable to noncontrolling interests			(3)		(3)
Net earnings attributable to Altria Group, Inc.	$3,390	$ 3,310	$ 93	$(3,403)	$ 3,390

Condensed Consolidating Statements of Earnings

(in millions of dollars)

for the year ended December 31, 2010	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$ —	$21,580	$2,809	$ (26)	$24,363
Cost of sales		6,990	740	(26)	7,704
Excise taxes on products		7,136	335		7,471
Gross profit		7,454	1,734		9,188
Marketing, administration and research costs	147	2,280	308		2,735
Changes to Kraft and PMI tax-related receivables	169				169
Asset impairment and exit costs		24	12		36
Amortization of intangibles			20		20
Operating (expense) income	(316)	5,150	1,394		6,228
Interest and other debt expense, net	549	2	582		1,133
Earnings from equity investment in SABMiller	(628)				(628)
(Loss) earnings before income taxes and equity earnings of subsidiaries	(237)	5,148	812		5,723
(Benefit) provision for income taxes	(329)	1,864	281		1,816
Equity earnings of subsidiaries	3,813	46		(3,859)	
Net earnings	3,905	3,330	531	(3,859)	3,907
Net earnings attributable to noncontrolling interests			(2)		(2)
Net earnings attributable to Altria Group, Inc.	$3,905	$ 3,330	$ 529	$(3,859)	$ 3,905

Condensed Consolidating Statements of Earnings

(in millions of dollars)

for the year ended December 31, 2009	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net revenues	$ —	$20,922	$2,634	$ —	$23,556
Cost of sales		7,332	658		7,990
Excise taxes on products		6,465	267		6,732
Gross profit		7,125	1,709		8,834
Marketing, administration and research costs	234	2,180	429		2,843
Changes to Kraft and PMI tax-related receivables	88				88
Asset impairment and exit costs		142	279		421
Amortization of intangibles		11	9		20
Operating (expense) income	(322)	4,792	992		5,462
Interest and other debt expense (income), net	579	(3)	609		1,185
Earnings from equity investment in SABMiller	(600)				(600)
(Loss) earnings before income taxes and equity earnings of subsidiaries	(301)	4,795	383		4,877
(Benefit) provision for income taxes	(313)	1,882	100		1,669
Equity earnings of subsidiaries	3,194			(3,194)	
Net earnings	3,206	2,913	283	(3,194)	3,208
Net earnings attributable to noncontrolling interests			(2)		(2)
Net earnings attributable to Altria Group, Inc.	$3,206	$ 2,913	$ 281	$(3,194)	$ 3,206

Condensed Consolidating Statements of Cash Flows

(in millions of dollars)

for the year ended December 31, 2011	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities					
Net cash (used in) provided by operating activities	$ (151)	$ 3,562	$ 202	$—	$ 3,613
Cash Provided by (Used in) Investing Activities					
Consumer products					
Capital expenditures		(26)	(79)		(105)
Other		1	1		2
Financial services					
Proceeds from finance assets			490		490
Net cash (used in) provided by investing activities		(25)	412		387
Cash Provided by (Used in) Financing Activities					
Consumer products					
Long-term debt issued	1,494				1,494
Repurchases of common stock	(1,327)				(1,327)
Dividends paid on common stock	(3,222)				(3,222)
Issuances of common stock	29				29
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	441	(28)	(413)		
Financing fees and debt issuance costs	(24)				(24)
Cash dividends received from/(paid by) subsidiaries	3,666	(3,453)	(213)		
Other	41	(56)	21		6
Net cash provided by (used in) financing activities	1,098	(3,537)	(605)		(3,044)
Cash and cash equivalents:					
Increase	947	—	9	—	956
Balance at beginning of year	2,298		16		2,314
Balance at end of year	$ 3,245	$ —	$ 25	$—	$ 3,270

Condensed Consolidating Statements of Cash Flows

(in millions of dollars)

for the year ended December 31, 2010	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities					
Net cash (used in) provided by operating activities	$ (712)	$ 2,993	$ 486	$—	$ 2,767
Cash Provided by (Used in) Investing Activities					
Consumer products					
Capital expenditures		(54)	(114)		(168)
Other		3	112		115
Financial services					
Proceeds from finance assets			312		312
Net cash (used in) provided by investing activities		(51)	310		259
Cash Provided by (Used in) Financing Activities					
Consumer products					
Long-term debt issued	1,007				1,007
Long-term debt repaid	(775)				(775)
Dividends paid on common stock	(2,958)				(2,958)
Issuances of common stock	104				104
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	279	325	(604)		
Financing fees and debt issuance costs	(6)				(6)
Cash dividends received from/(paid by) subsidiaries	3,438	(3,259)	(179)		
Other	59	(8)	(6)		45
Net cash provided by (used in) financing activities	1,148	(2,942)	(789)		(2,583)
Cash and cash equivalents:					
Increase	436	—	7	—	443
Balance at beginning of year	1,862		9		1,871
Balance at end of year	$ 2,298	$ —	$ 16	$—	$ 2,314

Condensed Consolidating Statements of Cash Flows

(in millions of dollars)

for the year ended December 31, 2009	Altria Group, Inc.	PM USA	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash Provided by (Used in) Operating Activities					
Net cash (used in) provided by operating activities	$ (10)	$ 3,496	$ (43)	$—	$ 3,443
Cash Provided by (Used in) Investing Activities					
Consumer products					
Capital expenditures		(149)	(124)		(273)
Acquisition of UST, net of acquired cash			(10,244)		(10,244)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(6,000)		6,000		
Other		(4)	(27)		(31)
Financial services					
Investment in finance assets			(9)		(9)
Proceeds from finance assets			793		793
Net cash used in investing activities	(6,000)	(153)	(3,611)		(9,764)
Cash Provided by (Used in) Financing Activities					
Consumer products					
Net repayment of short-term borrowings			(205)		(205)
Long-term debt issued	4,221				4,221
Long-term debt repaid		(135)	(240)		(375)
Financial Services					
Long-term debt repaid			(500)		(500)
Dividends paid on common stock	(2,693)				(2,693)
Issuances of common stock	89				89
Financing fees and debt issuance costs	(177)				(177)
Changes in amounts due to/from Altria Group, Inc. and subsidiaries	(5,227)	423	4,804		
Cash dividends received from/(paid by) subsidiaries	3,711	(3,575)	(136)		
Other	38	(57)	(65)		(84)
Net cash (used in) provided by financing activities	(38)	(3,344)	3,658		276
Cash and cash equivalents:					
(Decrease) increase	(6,048)	(1)	4	—	(6,045)
Balance at beginning of year	7,910	1	5		7,916
Balance at end of year	$ 1,862	$ —	$ 9	$—	$ 1,871

Note 21.

Quarterly Financial Data (Unaudited):

(in millions, except per share data)	2011 Quarters 1st	2nd	3rd	4th
Net revenues	**$5,643**	**$5,920**	**$6,108**	**$6,129**
Gross profit	**$2,148**	**$1,972**	**$2,445**	**$2,374**
Net earnings	**$ 938**	**$ 444**	**$1,174**	**$ 837**
Net earnings attributable to noncontrolling interests	**(1)**		**(1)**	**(1)**
Net earnings attributable to Altria Group, Inc.	**$ 937**	**$ 444**	**$1,173**	**$ 836**
Per share data:				
Basic EPS attributable to Altria Group, Inc.	**$ 0.45**	**$ 0.21**	**$ 0.57**	**$ 0.41**
Diluted EPS attributable to Altria Group, Inc.	**$ 0.45**	**$ 0.21**	**$ 0.57**	**$ 0.41**
Dividends declared	**$ 0.38**	**$ 0.38**	**$ 0.41**	**$ 0.41**
Market price — high	**$26.27**	**$28.13**	**$27.41**	**$30.40**
— low	**$23.34**	**$25.81**	**$23.20**	**$25.94**

(in millions, except per share data)	2010 Quarters 1st	2nd	3rd	4th
Net revenues	$5,760	$6,274	$6,402	$5,927
Gross profit	$2,084	$2,374	$2,476	$2,254
Net earnings	$ 813	$1,043	$1,131	$ 920
Net earnings attributable to noncontrolling interests		(1)		(1)
Net earnings attributable to Altria Group, Inc.	$ 813	$1,042	$1,131	$ 919
Per share data:				
Basic EPS attributable to Altria Group, Inc.	$ 0.39	$ 0.50	$ 0.54	$ 0.44
Diluted EPS attributable to Altria Group, Inc.	$ 0.39	$ 0.50	$ 0.54	$ 0.44
Dividends declared	$ 0.35	$ 0.35	$ 0.38	$ 0.38
Market price — high	$20.86	$21.91	$24.39	$26.22
— low	$19.14	$19.20	$19.89	$23.66

During 2011 and 2010, the following pre-tax charges or (gains) were included in net earnings attributable to Altria Group, Inc.:

(in millions)	2011 Quarters 1st	2nd	3rd	4th
Asset impairment and exit costs	**$ 2**	**$ 1**	**$ —**	**$219**
Implementation and integration costs		**2**	**1**	**1**
Tobacco and health judgments, including accrued interest		**41**		**121**
UST acquisition-related costs	**4**		**1**	**1**
PMCC (decrease) increase to allowance for losses			**(35)**	**60**
Reduction to cumulative lease earnings related to the PMCC Leveraged Lease Charge		**490**		
SABMiller special items	**(32)**	**57**	**11**	**46**
	$(26)	**$591**	**$(22)**	**$448**

(in millions)	2010 Quarters 1st	2nd	3rd	4th
Asset impairment and exit costs	$ 7	$ 21	$ 3	$ 5
Implementation and integration costs	33	29	24	9
Tobacco and health judgments, including accrued interest	3	16	2	
UST acquisition-related costs	5	5	5	7
SABMiller special items	17	47	21	22
	$ 65	$118	$ 55	$ 43

As discussed in Note 15. *Income Taxes*, Altria Group, Inc. has recognized income tax benefits and charges in the consolidated statements of earnings during 2011 and 2010 as a result of various tax events.

Description of the Company

At December 31, 2011, Altria Group, Inc.'s wholly-owned subsidiaries included Philip Morris USA Inc. ("PM USA"), which is engaged in the manufacture and sale of cigarettes and certain smokeless products in the United States; UST LLC ("UST"), which through its direct and indirect wholly-owned subsidiaries including U.S. Smokeless Tobacco Company LLC ("USSTC") and Ste. Michelle Wine Estates Ltd. ("Ste. Michelle"), is engaged in the manufacture and sale of smokeless products and wine; and John Middleton Co. ("Middleton"), which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco. Philip Morris Capital Corporation ("PMCC"), another wholly-owned subsidiary of Altria Group, Inc., maintains a portfolio of leveraged and direct finance leases. In addition, Altria Group, Inc. held a 27.0% economic and voting interest in SABMiller plc ("SABMiller") at December 31, 2011, which is accounted for under the equity method of accounting. Altria Group, Inc.'s access to the operating cash flows of its wholly-owned subsidiaries consists of cash received from the payment of dividends and distributions, and the payment of interest on intercompany loans by its subsidiaries. In addition, Altria Group, Inc. receives cash dividends on its interest in SABMiller, if and when SABMiller pays such dividends. At December 31, 2011, Altria Group, Inc.'s principal wholly-owned subsidiaries were not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock.

As discussed in Note 3. *UST Acquisition* to the consolidated financial statements ("Note 3"), on January 6, 2009, Altria Group, Inc. acquired all of the outstanding common stock of UST. As a result of the acquisition, UST became an indirect wholly-owned subsidiary of Altria Group, Inc.

At December 31, 2011, the products and services of Altria Group, Inc.'s subsidiaries constituted Altria Group, Inc.'s reportable segments of cigarettes, smokeless products, cigars, wine and financial services.

Beginning January 1, 2012, the chief operating decision maker is evaluating the combination of the former cigars and cigarettes segments as a single smokeable products segment, which is related to a cost reduction program announced in October 2011 (the "2011 Cost Reduction Program"). Effective with the first quarter of 2012, Altria Group, Inc.'s reportable segments will be smokeable products, smokeless products, wine and financial services. In addition, in connection with the 2011 Cost Reduction Program, effective January 1, 2012, Middleton became a wholly-owned subsidiary of PM USA. For further discussion on the 2011 Cost Reduction Program, see Note 5. *Asset Impairment, Exit, Implementation and Integration Costs* to the consolidated financial statements ("Note 5").

Executive Summary

The following executive summary is intended to provide significant highlights of the Discussion and Analysis that follows.

Consolidated Results of Operations: The changes in Altria Group, Inc.'s net earnings and diluted earnings per share ("EPS") attributable to Altria Group, Inc. for the year ended December 31, 2011, from the year ended December 31, 2010, were due primarily to the following:

(in millions, except per share data)	Net Earnings	Diluted EPS
For the year ended December 31, 2010	$3,905	$ 1.87
2010 Asset impairment, exit, implementation and integration costs	84	0.04
2010 UST acquisition-related costs	14	0.01
2010 Tobacco and health judgments	13	
2010 SABMiller special items	69	0.03
2010 Tax items	(110)	(0.05)
Subtotal 2010 items	70	0.03
2011 Asset impairment, exit, implementation and integration costs	**(142)**	**(0.07)**
2011 UST acquisition-related costs	**(5)**	**—**
2011 Tobacco and health judgments	**(102)**	**(0.05)**
2011 SABMiller special items	**(54)**	**(0.03)**
2011 PMCC Leveraged Lease Charge	**(627)**	**(0.30)**
2011 Tax items*	**77**	**0.04**
Subtotal 2011 items	**(853)**	**(0.41)**
Fewer shares outstanding		**0.01**
Operations	**268**	**0.14**
For the year ended December 31, 2011	**$3,390**	**$ 1.64**

* Excludes the tax impact included in the 2011 PMCC Leveraged Lease Charge.

See discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

Shares Outstanding: Fewer shares outstanding during 2011 compared with 2010 were due primarily to shares repurchased by Altria Group, Inc. under its $1.0 billion one-year share repurchase program, which was completed during the third quarter of 2011, and shares repurchased under its new $1.0 billion share repurchase program, which was announced in October 2011.

Operations: The increase of $268 million shown in the table above was due primarily to the following:

- Higher income from the cigarettes, smokeless products and wine segments; and
- Higher ongoing equity earnings from SABMiller;

partially offset by:

- Higher general corporate expenses;
- Higher interest and other debt expense, net; and
- Lower income from the financial services segment.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

2012 Forecasted Results: In January 2012, Altria Group, Inc. forecasted that its 2012 full-year reported diluted EPS is expected to be in the range of $2.14 to $2.20. This forecast includes estimated charges of $0.03 per share as detailed in the table below, as compared with 2011 full-year reported diluted EPS of $1.64, which included $0.41 per share of net charges, as detailed in the table below. Expected 2012 full-year adjusted diluted EPS, which excludes the charges in the table below, represents a growth rate of 6% to 9% over 2011 full-year adjusted diluted EPS.

The factors described in the *Cautionary Factors That May Affect Future Results* section of the following *Discussion and Analysis* represent continuing risks to this forecast.

Net Charges Included in Reported Diluted EPS

	2012	2011
Asset impairment, exit, implementation and integration costs	$0.02	**$ 0.07**
SABMiller special items	0.01	**0.03**
PMCC Leveraged Lease Charge		**0.30**
Tax items*		**(0.04)**
Tobacco and health judgments		**0.05**
	$0.03	**$ 0.41**

* Excludes the tax impact included in the 2011 PMCC Leveraged Lease Charge.

Adjusted diluted EPS is a financial measure that is not consistent with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Altria Group, Inc.'s management reviews diluted EPS on an adjusted basis, which excludes certain income and expense items that management believes are not part of underlying operations. These items typically include restructuring charges, SABMiller special items, certain PMCC leveraged lease charges and certain tax items. In December 2011, Altria Group, Inc. announced that it would also exclude charges for tobacco and health judgments from its adjusted diluted EPS calculation. Altria Group, Inc.'s management does not view any of these special items to be part of its sustainable results as they may be highly variable and difficult to predict and can distort underlying business trends and results. Altria Group, Inc.'s management believes that the redefined adjusted diluted EPS measure provides useful insight into underlying business trends and results, and provides a more meaningful comparison of year-over-year results. Adjusted measures are used by management and regularly provided to Altria Group, Inc.'s chief operating decision maker for planning, forecasting and evaluating the performances of Altria Group, Inc.'s businesses, including allocating resources and evaluating results relative to employee compensation targets. This information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2. *Summary of Significant Accounting Policies* to the consolidated financial statements ("Note 2") includes a summary of the significant accounting policies and methods used in the preparation of Altria Group, Inc.'s consolidated financial statements. In most instances, Altria Group, Inc. must use an accounting policy or method because it is the only policy or method permitted under U.S. GAAP.

The preparation of financial statements includes the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. If actual amounts are ultimately different from previous estimates, the revisions are included in Altria Group, Inc.'s consolidated results of operations for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between Altria Group, Inc.'s estimates and actual amounts in any year have not had a significant impact on its consolidated financial statements.

The following is a review of the more significant assumptions and estimates, as well as the accounting policies and methods used in the preparation of Altria Group, Inc.'s consolidated financial statements:

■ **Consolidation:** The consolidated financial statements include Altria Group, Inc., as well as its wholly-owned and majority-owned subsidiaries. Investments in which Altria Group, Inc. exercises significant influence are accounted for under the equity method of accounting. All intercompany transactions and balances have been eliminated.

■ **Revenue Recognition:** The consumer products businesses recognize revenues, net of sales incentives and sales returns, and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. Payments received in advance of revenue recognition are deferred and recorded in other accrued liabilities until revenue is recognized. Altria Group, Inc.'s consumer products businesses also include excise taxes billed to customers in net revenues. Shipping and handling costs are classified as part of cost of sales.

■ **Depreciation, Amortization, Impairment Testing and Asset Valuation:** Altria Group, Inc. depreciates property, plant and equipment, and amortizes its definite-lived intangible assets using the straight-line method over the estimated useful lives of the assets. Definite-lived intangible assets are amortized over their estimated useful lives up to 25 years.

Altria Group, Inc. reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable. Altria Group, Inc. performs undiscounted operating cash flow analyses to determine if an impairment exists. These analyses are affected by general economic conditions and projected growth rates. For purposes of recognition and measurement of an impairment for assets held for use, Altria Group, Inc. groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. Altria Group, Inc. also reviews the estimated remaining useful lives of long-lived assets whenever events or changes in business circumstances indicate the lives may have changed.

Goodwill and indefinite-lived intangible assets recorded by Altria Group, Inc. at December 31, 2011 relate primarily to the acquisitions of UST in 2009 (see Note 3) and Middleton in 2007. As required, Altria Group, Inc. conducts an annual review of goodwill and indefinite-lived intangible assets for potential impairment, and more frequently if an event occurs or circumstances change that would require Altria Group, Inc. to perform an interim review.

Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

Goodwill and indefinite-lived intangible assets, by reporting unit at December 31, 2011 were as follows:

(in millions)	Goodwill	Indefinite-Lived Intangible Assets
Cigarettes	$ —	$ 2
Smokeless products	5,023	8,801
Cigars	77	2,640
Wine	74	258
Total	$5,174	$11,701

During 2011, 2010 and 2009, Altria Group, Inc. completed its annual review of goodwill and indefinite-lived intangible assets, and no impairment charges resulted from these reviews.

At December 31, 2011, the estimated fair values of the smokeless products and wine reporting units, as well as the estimated fair value of the indefinite-lived intangible assets within those reporting units, except for certain smokeless products trademarks (primarily *Red Seal* and *Husky*), substantially exceeded their carrying values.

At December 31, 2011, the estimated fair value of the cigars reporting unit exceeded its carrying value by approximately 7%. In addition, the carrying value and excess fair value over carrying value for the indefinite-lived intangible assets of the cigars and certain smokeless products trademarks were as follows:

(in millions)	Carrying Value	Excess Fair Value Over Carrying Value
Cigars trademarks, primarily *Black & Mild*	$2,640	8%
Certain smokeless products trademarks, primarily *Red Seal* and *Husky*	921	2%

The cigars segment's results for 2011 were impacted by promotional investments to defend *Black & Mild*'s marketplace position. During 2011, Middleton observed significant competitive activity, including higher levels of imported, low-priced machine-made large cigars. In the smokeless products segment, 2011 results for certain smokeless products, primarily *Red Seal* and *Husky*, were impacted by lower levels of promotional support on these brands and increased competitive activity in the discount category. These specific marketplace dynamics resulted in lower expected discounted cash flows when conducting the 2011 annual review of goodwill and indefinite-lived intangible assets. As a result, management concluded after the 2011 review that while the fair values for the cigars reporting unit, the cigars trademarks, and certain smokeless products trademarks exceeded their respective carrying values (as indicated above), they no longer substantially exceeded their carrying values.

While Altria Group, Inc.'s management believes that the estimated fair values of each reporting unit and indefinite-lived intangible asset are reasonable, actual performance in the short-term or long-term could be significantly different from forecasted performance, which could result in impairment charges in future periods.

In 2011, Altria Group, Inc. utilized an income approach to estimate the fair value of its reporting units and its indefinite-lived intangible assets. The income approach reflects the discounting of expected future cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of those funds, the expected rate of inflation, and the risks associated with realizing expected future cash flows. The average discount rate utilized in performing the valuations was 10%.

In performing a discounted cash flow analysis, Altria Group, Inc. makes various judgments, estimates and assumptions, the most significant of which are future volume, income, growth rates, and discount rates. The analysis incorporates the assumptions in Altria Group, Inc.'s long-term financial forecast. Assumptions are also made for perpetual growth rates for periods beyond the long-term financial forecast. Fair value calculations are sensitive to changes in these estimates and assumptions, some of which relate to broader macroeconomic conditions outside of Altria Group, Inc.'s control.

Although Altria Group, Inc.'s discounted cash flow analysis is based on assumptions that are (i) considered reasonable; (ii) consistent with Altria Group, Inc.'s long-term financial planning process; and (iii) based on the best available information at the time that the discounted cash flow analysis is developed, there is significant judgment used in determining future cash flows. The following factors have the most potential to impact expected future cash flows and, therefore, Altria Group, Inc.'s impairment conclusions: general economic conditions, federal, state and local regulatory developments, changes in category growth rates as a result of changing consumer preferences, success of planned new product introductions, competitive activity, and tobacco-related taxes. For additional information on goodwill and other intangible assets, see Note 4. *Goodwill and Other Intangible Assets, net* to the consolidated financial statements.

■ **Marketing Costs:** Altria Group, Inc.'s consumer products businesses promote their products with consumer engagement programs, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, in-store display incentives, event marketing and volume-based incentives. Consumer engagement programs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization and redemption rates. For interim reporting purposes, consumer engagement programs and certain consumer incentive expenses are charged to operations as a percentage of sales, based on estimated sales and related expenses for the full year.

■ **Contingencies:** As discussed in Note 19. *Contingencies* to the consolidated financial statements ("Note 19"), and Item 3. *Legal Proceedings* to Altria Group, Inc.'s 2011 Form 10-K ("Item 3"), legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA and UST and its subsidiaries, as well as their respective indemnitees. In 1998, PM USA and certain other U.S. tobacco product manufacturers entered into the Master Settlement Agreement (the "MSA") with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. PM USA and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the "State Settlement Agreements"). PM USA's portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers' domestic cigarette shipments, including roll-your-own cigarettes, in the year preceding that in which the payment is due. PM USA also entered into a trust agreement to provide certain aid to U.S. tobacco growers and quota holders, but PM USA's obligations under this trust expired on December 15, 2010 (these obligations had been offset by the obligations imposed on PM USA by the Fair and Equitable Tobacco Reform Act of 2004 ("FETRA"), which expires in 2014). USSTC and Middleton are also subject to obligations imposed by FETRA. In addition, in June 2009, PM USA and a subsidiary of USSTC became subject to quarterly user fees imposed by the United States Food and Drug Administration ("FDA") as a result of the Family Smoking Prevention and Tobacco Control Act ("FSPTCA"). The State Settlement Agreements, FETRA, and the FDA user fees call for payments that are based on variable factors, such as volume, market share and inflation, depending on the subject payment. Altria Group, Inc.'s subsidiaries account for the cost of the State Settlement Agreements, FETRA and FDA user fees as a component of cost of sales. As a result of the State Settlement Agreements, FETRA and FDA user fees, Altria Group, Inc.'s subsidiaries recorded approximately $5.0 billion of charges to cost of sales for each of the years ended December 31, 2011, 2010 and 2009. See Note 19 and Item 3 for a discussion of proceedings that may result in a downward adjustment of amounts paid under the State Settlement Agreements for the years 2003 to 2010.

Altria Group, Inc. and its subsidiaries record provisions in the consolidated financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 19 and Item 3, at the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Litigation defense costs are expensed as incurred and are included in marketing, administration and research costs on the consolidated statements of earnings.

■ **Employee Benefit Plans:** As discussed in Note 17. *Benefit Plans* to the consolidated financial statements ("Note 17"), Altria Group, Inc. provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). Altria Group, Inc. records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. Altria Group, Inc. reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. Any effect of the modifications is generally amortized over future periods.

Altria Group, Inc. recognizes the funded status of its defined benefit pension and other postretirement plans on the consolidated balance sheet and records as a component of other comprehensive earnings (losses), net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost.

At December 31, 2011, Altria Group, Inc.'s discount rate assumptions for its pension and postretirement plans decreased to 5.0% and 4.9%, respectively, from 5.5% at December 31, 2010. Altria Group, Inc. presently anticipates a decrease of approximately $19 million in its 2012 pre-tax pension and postretirement expense, not including amounts in each year related to termination, settlement and curtailment. This anticipated decrease is due primarily to an increase in the amortization of deferred gains resulting from plan amendments in the postretirement plan, and a $500 million voluntary pension plan contribution made in January 2012, partially offset by an increase in the amortization of deferred losses in the pension plan, as well as the discount rate changes. A fifty basis point decrease (increase) in Altria Group, Inc.'s discount rates would increase (decrease) Altria Group, Inc.'s pension and postretirement expense by approximately $38 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) Altria Group, Inc.'s pension expense by approximately $28 million. See Note 17 for a sensitivity discussion of the assumed health care cost trend rates.

■ **Income Taxes:** Altria Group, Inc.'s deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

Altria Group, Inc. recognizes a benefit for uncertain tax positions when a tax position taken or expected to be taken in a tax return is more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Altria Group, Inc. recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on its consolidated statements of earnings.

As discussed in Note 15. *Income Taxes* to the consolidated financial statements ("Note 15"), Altria Group, Inc. recognized income tax benefits and charges in the consolidated statements of earnings during 2011, 2010 and 2009 as a result of various tax events.

■ **Leasing:** Substantially all of PMCC's net revenues in 2011 related to leveraged leases. Income relating to leveraged leases is recorded initially as unearned income, which is included in the line item finance assets, net, on Altria Group, Inc.'s consolidated balance sheets, and is subsequently recognized as revenue over the terms of the respective leases at constant after-tax rates of return on the positive net investment balances. The remainder of PMCC's net revenues consists of amounts related to direct finance leases, with income initially recorded as unearned and subsequently recognized as revenue over the terms of the respective leases at constant pre-tax rates of return on the net investment balances. As discussed in Note 8. *Finance Assets, net* to the consolidated financial statements ("Note 8"), PMCC lessees are affected by bankruptcy filings, credit rating changes and financial market conditions.

PMCC's investment in leases is included in the line item finance assets, net, on the consolidated balance sheets as of December 31, 2011 and 2010. At December 31, 2011, PMCC's net finance receivables of approximately $3.5 billion in leveraged leases, which are included in finance assets, net, on Altria Group, Inc.'s consolidated balance sheet, consisted of rents receivable ($10.7 billion) and the residual value of assets under lease ($1.3 billion), reduced by third-party nonrecourse debt ($6.8 billion) and unearned income ($1.7 billion). The repayment of the nonrecourse debt is collateralized by lease payments receivable and the leased property, and is nonrecourse to the general assets of PMCC. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rents receivable and has been presented on a net basis within finance assets, net, on Altria Group, Inc.'s consolidated balance sheets. Finance assets, net, at December 31, 2011, also included net finance receivables for direct finance leases ($0.2 billion) and an allowance for losses ($0.2 billion).

Estimated residual values represent PMCC's estimate at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by PMCC's management, which includes analysis of a number of factors, including activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews resulted in a decrease of $11 million to PMCC's net revenues and results of operations in 2010. There were no adjustments in 2011 and 2009.

PMCC considers rents receivable past due when they are beyond the grace period of their contractual due date. PMCC stops recording income ("non-accrual status") on rents receivable when contractual payments become 90 days past due or earlier if management believes there is significant uncertainty of collectability of rent payments, and resumes recording income when collectability of rent payments is reasonably certain. Payments received on rents receivable that are on non-accrual status are used to reduce the rents receivable balance. Write-offs to the allowance for losses are recorded when amounts are deemed to be uncollectible. There was $140 million of investment in finance leases on non-accrual status at December 31, 2011 related to American Airlines, Inc. ("American") bankruptcy filing on November 29, 2011. See Note 8.

To the extent that rents receivable due to PMCC may be uncollectible, PMCC records an allowance for losses against its finance assets. Losses on such leases are recorded when probable and estimable. PMCC regularly performs a systematic assessment of each individual lease in its portfolio to determine potential credit or collection issues that might indicate impairment. Impairment takes into consideration both the probability of default and the likelihood of recovery if default were to occur. PMCC considers both quantitative and qualitative factors of each investment when performing its assessment of the allowance for losses.

Quantitative factors that indicate potential default are tied most directly to public debt ratings. PMCC monitors all publicly available information on its obligors, including financial statements and credit rating agency reports. Qualitative factors that indicate the likelihood of recovery if default were to occur include, but are not limited to, underlying collateral value, other forms of credit support, and legal/structural considerations impacting each lease. Using all available information, PMCC calculates potential losses for each lease in its portfolio based on its default and recovery assumption for each lease. The aggregate of these potential losses forms a range of potential losses which is used as a guideline to determine the adequacy of PMCC's allowance for losses.

Consolidated Operating Results

See pages 96 – 99 for a discussion of Cautionary Factors That May Affect Future Results.

	For the Years Ended December 31,		
(in millions)	2011	2010	2009
Net Revenues:			
Cigarettes	**$21,403**	$21,631	$20,919
Smokeless products	**1,627**	1,552	1,366
Cigars	**567**	560	520
Wine	**516**	459	403
Financial services	**(313)**	161	348
Net revenues	**$23,800**	$24,363	$23,556
Excise Taxes on Products:			
Cigarettes	**$ 6,846**	$ 7,136	$ 6,465
Smokeless products	**108**	105	88
Cigars	**207**	212	162
Wine	**20**	18	17
Excise taxes on products	**$ 7,181**	$ 7,471	$ 6,732
Operating Income:			
Operating companies income (loss):			
Cigarettes	**$ 5,574**	$ 5,451	$ 5,055
Smokeless products	**859**	803	381
Cigars	**163**	167	176
Wine	**91**	61	43
Financial services	**(349)**	157	270
Amortization of intangibles	**(20)**	(20)	(20)
General corporate expenses	**(256)**	(216)	(204)
Changes to Kraft and PMI tax-related receivables	**14**	(169)	(88)
UST acquisition-related transaction costs			(60)
Corporate asset impairment and exit costs	**(8)**	(6)	(91)
Operating income	**$ 6,068**	$ 6,228	$ 5,462

As discussed further in Note 16. *Segment Reporting* to the consolidated financial statements, Altria Group, Inc.'s chief operating decision maker reviews operating companies income to evaluate the performance of and allocate resources to the segments. Operating companies income for the segments is defined as operating income before amortization of intangibles and general corporate expenses. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments.

The following events that occurred during 2011, 2010 and 2009 affected the comparability of statement of earnings amounts.

■ **Asset Impairment, Exit, Implementation and Integration Costs:** Pre-tax asset impairment, exit, implementation and integration costs for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	For the Year Ended December 31, 2011			
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	**$178**	**$1**	**$—**	**$179**
Smokeless products	**32**		**3**	**35**
Cigars	**4**			**4**
General corporate	**8**			**8**
Total	**$222**	**$1**	**$ 3**	**$226**

	For the Year Ended December 31, 2010			
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$24	$75	$—	$ 99
Smokeless products	6		16	22
Cigars			2	2
Wine			2	2
General corporate	6			6
Total	$36	$75	$20	$131

	For the Year Ended December 31, 2009			
(in millions)	Asset Impairment and Exit Costs	Implementation Costs	Integration Costs	Total
Cigarettes	$115	$139	$—	$254
Smokeless products	193		43	236
Cigars			9	9
Wine	3		6	9
Financial services	19			19
General corporate	91			91
Total	$421	$139	$58	$618

In the third quarter of 2011, Altria Group, Inc. completed its 2007 to 2011 cost reduction program, exceeding its $1.5 billion goal versus its 2006 cost base.

In October 2011, Altria Group, Inc. announced the 2011 Cost Reduction Program for its tobacco and service company subsidiaries, reflecting Altria Group, Inc.'s objective to reduce cigarette-related infrastructure ahead of PM USA's cigarette volume declines. This program is expected to deliver $400 million in annualized savings against previously planned spending by the end of 2013. As a result of this program, Altria Group, Inc. expects to incur total pre-tax charges of approximately $300 million (concluding in 2012). For the year ended December 31, 2011, Altria Group, Inc. recorded total pre-tax charges of $224 million related to this restructuring program.

Altria Group, Inc. had a severance liability balance of $156 million at December 31, 2011 related to its restructuring programs, which is expected to be substantially paid out by the end of 2012.

For further details on asset impairment, exit, implementation and integration costs, see Note 5.

■ **UST Acquisition-Related Costs:** In connection with the acquisition of UST, Altria Group, Inc. incurred pre-tax charges consisting of the following:

- Transaction costs of $60 million, incurred in the first quarter of 2009, which consisted primarily of investment banking and legal fees. These amounts are included in marketing, administration and research costs on Altria Group, Inc.'s consolidated statements of earnings.

- Cost of sales as shown in the table below, relating to the fair value purchase accounting adjustment of UST's inventory at the acquisition date that was sold during the periods:

(in millions)	For the Years Ended December 31, 2011	2010	2009
Smokeless products	$2	$ 2	$15
Wine	4	20	21
Total	$6	$22	$36

- Financing fees of $91 million during 2009 for borrowing facilities related to the acquisition of UST. This amount is included in interest and other debt expense, net on Altria Group, Inc.'s consolidated statements of earnings.

■ **SABMiller Special Items:** Altria Group, Inc.'s earnings from its equity investment in SABMiller for 2011 included pre-tax costs for SABMiller's "business capability programme," pre-tax acquisition-related costs for SABMiller's acquisition of Foster's Group Limited and asset impairment charges, partially offset by pre-tax gains resulting from SABMiller's hotel and gaming transaction and the disposal of a business in Kenya. Altria Group, Inc.'s earnings from its equity investment in SABMiller for the year ended December 31, 2010 included costs for SABMiller's "business capability programme" and costs for SABMiller's transaction to promote sustainable economic and social development in South Africa. Altria Group, Inc.'s earnings from its equity investment in SABMiller for the year ended December 31, 2009 included gains on the issuance of 60 million shares of common stock by SABMiller in connection with its acquisition of the remaining noncontrolling interest in its Polish subsidiary, partially offset by intangible asset impairment charges and costs for SABMiller's "business capability programme."

■ **PMCC Leveraged Lease Charge:** During the second quarter of 2011, Altria Group, Inc. recorded a one-time charge of $627 million related to the tax treatment of certain leveraged lease transactions entered into by PMCC (the "PMCC Leveraged Lease Charge"). Approximately 50% of the charge ($315 million), which does not include potential penalties, represents a reduction in cumulative lease earnings recorded to date that will be recaptured over the remainder of the affected lease terms. The remaining portion of the charge ($312 million) primarily represents a permanent charge for interest on tax underpayments. The one-time charge was recorded in Altria Group, Inc.'s consolidated statement of earnings for 2011 as follows:

(in millions)	Net Revenues	Provision for Income Taxes	Total
Reduction to cumulative lease earnings	$490	$(175)	$315
Interest on tax underpayments		312	312
Total	$490	$ 137	$627

For further discussion of matters relating to this charge see Note 19 and Item 3.

■ **PMCC Allowance for Losses:** During 2011, PMCC increased its allowance for losses by $25 million due primarily to American's bankruptcy filing. During 2009, PMCC increased its allowance for losses by $15 million based on management's assessment of its portfolio, including its exposure to General Motors Corporation (see Note 8).

■ **Tobacco and Health Judgments:** During 2011, Altria Group, Inc. recorded pre-tax charges of $98 million related to tobacco and health judgments in the *Bullock*, *Scott* and *Williams* cases as well as $64 million in interest costs related to those cases. During 2010, Altria Group, Inc. recorded pre-tax charges of $16 million as well as $5 million in interest costs related to certain tobacco and health judgments (including a settlement of $5 million). For further discussion see Note 19 and Item 3.

For the years ended December 31, 2011, 2010 and 2009, tobacco and health judgments were recorded in Altria Group, Inc.'s consolidated statements of earnings as follows:

(in millions)	For the Years Ended December 31, 2011	2010	2009
Cigarettes*	$ 98	$11	$—
Smokeless products*		5	
Interest and other debt expense, net	64	5	3
Total	$162	$21	$ 3

* The charges for tobacco and health judgments for the cigarettes and smokeless products segments were included in marketing, administration and research costs on Altria Group, Inc.'s consolidated statements of earnings.

■ **Tax Items:** Tax items for 2011, excluding the tax impact included in the PMCC Leveraged Lease Charge, included the reversal of tax reserves and associated interest related to the expiration of statutes of limitations, closure of tax audits and the reversal of tax accruals no longer required. Tax items for 2010 included the reversal of tax reserves and associated interest related to federal and several state audits, and the expiration of statutes of limitations. The tax provision in 2009 includes tax benefits from the reversal of tax reserves and associated interest, related to a federal audit, and a tax benefit from the utilization of net operating losses. For further discussion, see Note 15.

2011 Compared With 2010

The following discussion compares consolidated operating results for the year ended December 31, 2011, with the year ended December 31, 2010.

Net revenues, which include excise taxes billed to customers, decreased $563 million (2.3%), due primarily to lower net revenues from the financial services segment as a result of the PMCC Leveraged Lease Charge, and the cigarettes segment, partially offset by higher net revenues from the smokeless products, wine and cigars segments.

Excise taxes on products decreased $290 million (3.9%), due primarily to lower cigarettes volume.

Cost of sales decreased $24 million (0.3%), due primarily to lower cigarettes volume and 2010 implementation costs, partially offset by higher per unit settlement charges, higher user fees imposed by the FDA and higher manufacturing costs.

Marketing, administration and research costs decreased $92 million (3.4%), primarily reflecting cost reduction initiatives and lower integration costs, partially offset by higher charges in 2011 related to tobacco and health judgments (See Note 19 and Item 3), higher general corporate expenses and an increase to the allowance for losses in the financial services segment.

Operating income decreased $160 million (2.6%), due primarily to lower operating results from the financial services segment (reflecting the impact to net revenues associated with the PMCC Leveraged Lease Charge) and higher general corporate expenses, partially offset by higher operating results from the cigarettes, smokeless products and wine segments (which included higher asset impairment and exit costs and higher charges related to tobacco and health judgments in the cigarettes segment, and higher asset impairment and exit costs in the smokeless products segment), and a reduction to the Kraft Foods Inc. ("Kraft") and Philip Morris International Inc. ("PMI") tax-related receivables in 2010. As discussed in Note 15, changes to Kraft and PMI tax-related receivables were fully offset by a corresponding provision/benefit for income taxes associated with Kraft and PMI.

Interest and other debt expense, net, increased $83 million (7.3%), as a result of higher interest costs in 2011 related to tobacco and health judgments, and the issuance of senior unsecured long-term notes in May 2011, partially offset by debt refinancing activities in 2010.

Earnings from Altria Group, Inc.'s equity investment in SABMiller increased $102 million (16.2%), due primarily to higher ongoing equity earnings and higher net charges in 2010 for SABMiller special items, partially offset by lower gains in 2011 resulting from issuances of common stock by SABMiller.

Altria Group, Inc.'s effective income tax rate increased 7.5 percentage points to 39.2%, due primarily to a $312 million charge that primarily represents a permanent charge for interest on tax underpayments associated with the PMCC Leveraged Lease Charge and higher reversals of tax reserves and associated interest in 2010 principally related to certain Kraft and PMI tax matters discussed above.

Net earnings attributable to Altria Group, Inc. of $3,390 million decreased $515 million (13.2%), due primarily to lower operating income, higher interest and other debt expense, net, and a higher income tax rate, partially offset by higher earnings from Altria Group, Inc.'s equity investment in SABMiller. Diluted and basic EPS attributable to Altria Group, Inc. of $1.64, each decreased by 12.3%.

2010 Compared With 2009

The following discussion compares consolidated operating results for the year ended December 31, 2010, with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $807 million (3.4%), reflecting higher pricing related primarily to the April 1, 2009 federal excise tax ("FET") increase on tobacco products and higher smokeless products volume, partially offset by lower cigarettes volume and lower revenues from financial services.

Excise taxes on products increased $739 million (11.0%), due primarily to the impact of the FET increase, partially offset by lower cigarettes volume.

Cost of sales decreased $286 million (3.6%), due primarily to lower cigarettes volume, lower manufacturing costs and lower implementation costs, partially offset by higher user fees imposed by the FDA and higher per unit settlement charges.

Marketing, administration and research costs decreased $108 million (3.8%), due primarily to UST acquisition-related transaction costs during the first quarter of 2009, lower marketing, administration and research costs for the smokeless products segment reflecting cost reduction initiatives, and lower integration costs, partially offset by higher product liability defense costs in the cigarettes segment.

Operating income increased $766 million (14.0%), due primarily to higher operating results from the smokeless products and cigarettes segments (which included lower asset impairment, exit, integration and implementation costs in 2010), lower corporate asset impairment and exit costs, and UST acquisition-related transaction costs in 2009. These increases were partially offset by lower operating results from the financial services segment as well as a higher reduction of Kraft and PMI tax-related receivables in 2010. As discussed in Note 15, the reduction of the Kraft and PMI tax-related receivables was fully offset by a tax benefit associated with Kraft and PMI.

Interest and other debt expense, net, decreased $52 million (4.4%), due primarily to financing fees of $91 million in 2009 related to the acquisition of UST, partially offset by higher interest expense resulting from the issuance of senior unsecured long-term notes in February 2009 related to financing for the UST acquisition.

Earnings from Altria Group, Inc.'s equity investment in SABMiller increased $28 million (4.7%), due primarily to intangible asset impairment charges in 2009 and higher ongoing equity earnings in 2010, partially offset by lower gains associated with the issuances of common stock by SABMiller and costs in 2010 for SABMiller's transaction to promote sustainable economic and social development in South Africa.

Altria Group, Inc.'s effective income tax rate decreased 2.5 percentage points to 31.7%, due primarily to the higher reversal of tax reserves and associated interest in 2010 resulting from the execution of a closing agreement during 2010 with the Internal Revenue Service ("IRS") and the resolution of several state audits, and the expiration of statutes of limitations, as well as an increase in the domestic manufacturing deduction, effective January 1, 2010. For further discussion, see Note 15.

Net earnings attributable to Altria Group, Inc. of $3,905 million increased $699 million (21.8%), due primarily to higher operating income, a lower income tax rate and lower interest and other debt expense, net. Diluted and basic EPS attributable to Altria Group, Inc. of $1.87, increased by 21.4% and 20.6%, respectively.

Operating Results by Business Segment

Tobacco Space

Business Environment

Summary

The United States tobacco industry faces a number of business and legal challenges that have adversely affected and may adversely affect the business and sales volume of our tobacco subsidiaries and our consolidated results of operations, cash flows and financial position. These challenges, some of which are discussed in more detail below, in Item 3, in Note 19 and in *Cautionary Factors That May Affect Future Results*, include:

- pending and threatened litigation and bonding requirements as discussed in Item 3 and Note 19;
- restrictions imposed by the Family Smoking Prevention and Tobacco Control Act (the "FSPTCA") enacted in June 2009, and restrictions that have been, and in the future may be, imposed by the FDA under this statute;
- actual and proposed excise tax increases, as well as changes in tax structures and tax stamping requirements;
- bans and restrictions on tobacco use imposed by governmental and private entities;
- other federal, state and local government actions, including:
  - restrictions on the sale of tobacco products by certain retail establishments, the sale of certain tobacco products with certain characterizing flavors and the sale of tobacco products in certain package sizes;
  - additional restrictions on the advertising and promotion of tobacco products;
  - other actual and proposed tobacco product legislation and regulation; and
  - governmental investigations;
- the diminishing prevalence of cigarette smoking and increased efforts by tobacco control advocates and others (including employers) to further restrict tobacco use;
- price gaps and changes in price gaps between premium and lowest price brands;
- competitive disadvantages related to cigarette price increases attributable to the settlement of certain litigation;
- illicit trade practices, including the sale of counterfeit tobacco products by third parties; the sale of tobacco products by third parties over the Internet and by other means designed to avoid the collection of applicable taxes; diversion into one market of products intended for sale in another; the potential assertion of claims and other issues relating to contraband shipments of tobacco products; and the imposition of additional legislative or regulatory requirements related to illicit trade practices; and
- potential adverse changes in tobacco leaf price, availability and quality.

In addition to and in connection with the foregoing business and legal challenges, our tobacco subsidiaries are subject to evolving adult tobacco consumer preferences. Altria Group, Inc.'s tobacco operating companies believe that a significant number of adult tobacco consumers switch between tobacco categories or use multiple forms of tobacco products and that approximately 30% of adult smokers are interested in spit-free smokeless alternatives to cigarettes. Future success is dependent in part on the ability of Altria Group, Inc. and its subsidiaries to meet these evolving adult consumer preferences by developing over time new products and markets within and potentially outside the United States through technological innovation (including, where appropriate, arrangements with third parties) and pursuit of their adjacency strategies. See *Cautionary Factors That May Affect Future Results* for certain risks associated with the foregoing discussion.

We have provided additional detail on the following topics below:

- FSPTCA and FDA Regulation;
- Excise Taxes;

- International Treaty on Tobacco Control;
- *State Settlement Agreements;*
- Other Federal, State and Local Regulation and Activity;
- Illicit Trade;
- Tobacco Price, Availability and Quality; and
- Timing of Sales.

FSPTCA and FDA Regulation

The Regulatory Framework
The FSPTCA expressly establishes certain restrictions and prohibitions on our cigarette and smokeless tobacco businesses and authorizes or requires further FDA action. Under the FSPTCA, the FDA has broad authority to regulate the design, manufacture, packaging, advertising, promotion, sale and distribution of cigarettes, cigarette tobacco and smokeless tobacco products; the authority to require disclosures of related information; and the authority to enforce the FSPTCA and related regulations. The law also grants the FDA authority to extend its application, by regulation, to other tobacco products, including cigars. The FDA has indicated that regulation of cigars and other tobacco products is on its agenda of items to consider for possible rule-making.

Among other measures, the FSPTCA:

- imposes restrictions on the advertising, promotion, sale and distribution of tobacco products, including at retail;
- prohibits cigarettes with characterizing flavors other than menthol and tobacco;
- bans descriptors such as "light," "mild" or "low" or similar descriptors unless expressly authorized by the FDA;
- requires extensive ingredient disclosure to the FDA and may require more limited public ingredient disclosure;
- prohibits any express or implied claims that a tobacco product is or may be less harmful than other tobacco products without FDA authorization;
- imposes reporting obligations relating to contraband activity and grants the FDA authority to impose other recordkeeping and reporting obligations to address counterfeit and contraband products;
- changes the language of the cigarette and smokeless tobacco product health warnings, enlarges their size and requires the development by the FDA of graphic warnings for cigarettes, which it published in June 2011, and gives the FDA the authority to require new warnings;
- authorizes the FDA to adopt product regulations and related actions, including:
  - to impose tobacco product standards that are appropriate for the protection of the public health through a regulatory process including, among other possibilities, restrictions on ingredients, constituents or other properties, performance or design criteria as well as to impose testing, measurement, reporting and disclosure requirements;
  - to subject tobacco products that are modified or first introduced into the market after March 22, 2011 to application and premarket review and authorization requirements (the "New Product Application Process") if the FDA does not find them to be "substantially equivalent" to products commercially marketed as of February 15, 2007, and to deny any such new product application thus preventing the distribution and sale of any product affected by such denial;
  - to determine that certain existing tobacco products modified or introduced into the market for the first time between February 15, 2007 and March 22, 2011 are not "substantially equivalent" to products commercially marketed as of February 15, 2007, in which case the FDA could require the removal of such products or subject them to the New Product Application Process and, if any such applications are denied, prevent the continued distribution and sale of such products (see *FDA Regulatory Actions* below);
  - to restrict or otherwise regulate menthol cigarettes, as well as other tobacco products with characterizing flavors;
  - to regulate nicotine yields and to reduce or eliminate harmful constituents or harmful ingredients or other components of tobacco products;
  - to impose manufacturing standards for tobacco products; and
- equips the FDA with a variety of investigatory and enforcement tools, including the authority to inspect tobacco product manufacturing and other facilities.

Implementation Timing
The implementation of the FSPTCA began in 2009 and will continue over time. Some provisions took effect immediately, some provisions have taken effect since the enactment of the FSPTCA and other provisions will not take effect for some time. Those provisions that require the FDA to take action through rulemaking generally involve consideration of public comment and, for some issues, scientific review. Altria Group, Inc.'s tobacco subsidiaries are participating actively in processes established by the FDA to develop and implement its regulatory framework, including submission of comments to FDA proposals and draft guidelines and participation in public hearings and engagement sessions.

Impact on Our Business; Compliance Costs
Regulations imposed by the FDA under the FSPTCA could have a material adverse impact on the business and sales volume of Altria Group, Inc.'s tobacco businesses in a number of different ways. For example, actions by the FDA could:

- impact the consumer acceptability of tobacco products;

- delay or prevent the sale or distribution of existing, new or modified tobacco products;
- limit adult consumer choices;
- restrict communications to adult consumers;
- create a competitive advantage or disadvantage for certain tobacco companies;
- impose additional manufacturing, labeling or packaging requirements;
- impose restrictions at retail;
- result in increased illicit trade activities; or
- otherwise significantly increase the cost of doing business.

The failure to comply with FDA regulatory requirements, even by inadvertence, and FDA enforcement actions could have a material adverse effect on the business, financial condition and results of operations of Altria Group, Inc. and its tobacco subsidiaries.

The law imposes fees on tobacco product manufacturers and importers to pay for the cost of regulation and other matters. The cost of the FDA user fee is allocated first among tobacco product categories subject to FDA regulation according to a process set out in the statute, and then among manufacturers and importers within each respective class based on their relative market shares. For a discussion of the impact of the State Settlement Agreements, FETRA and FDA user fee payments on Altria Group, Inc., see *Debt and Liquidity — Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation.* In addition, compliance with the law's regulatory requirements has resulted and will result in additional costs for our tobacco businesses. The amount of additional compliance and related costs has not been material in any given quarter to date but could become substantial, either individually or in the aggregate, and will depend on the nature of the requirements imposed by the FDA.

Investigation and Enforcement

The FDA has a number of investigatory and enforcement tools available to it, including document requests and other required information submissions, facility inspections, examinations and investigations, injunction proceedings, money penalties, product withdrawals and recalls, and product seizures. The use of any of these investigatory or enforcement tools by the FDA could result in significant costs to the tobacco businesses of Altria Group, Inc. or otherwise have a material adverse effect on the business, financial condition and results of operations of Altria Group, Inc. and its tobacco subsidiaries.

For example, in June 2010, the FDA issued a document request regarding changes to *Marlboro* Gold Pack cigarette packaging in connection with the FSPTCA's ban of certain descriptors. PM USA submitted documents in response to the FDA's request.

TPSAC

- *The Role of the TPSAC:* As required by the FSPTCA, the FDA has established a tobacco product scientific advisory committee (the "TPSAC"), which consists of both voting and non-voting members, to provide advice, reports, information and recommendations to the FDA on scientific and health issues relating to tobacco products. The TPSAC:
  - advises the FDA about modified risk products (products marketed with reduced risk claims), good manufacturing practices, the effects of the alteration of nicotine yields from tobacco products and nicotine dependence thresholds; and
  - makes reports and recommendations to the FDA on menthol cigarettes, including the impact of the use of menthol in cigarettes on the public health, and the nature and impact of dissolvable tobacco products on the public health.

  The FDA may seek advice from the TPSAC about other safety, dependence or health issues relating to tobacco products, including tobacco product standards and applications to market new tobacco products.

- *TPSAC Membership:* PM USA and USSTC have raised with the FDA their concerns that certain of the voting members of the TPSAC have financial and other conflicts (including services as paid experts for plaintiffs in tobacco litigation) that could hamper the full and fair consideration of issues by the TPSAC and requested that their appointments be withdrawn. The FDA declined PM USA's and USSTC's requests, stating that the FDA had satisfied itself, after inquiry, that the TPSAC members did not have disqualifying conflicts of interest. The FDA stated further that it would continue to screen, in accordance with relevant statutory and regulatory provisions and FDA guidance, all TPSAC members for potential conflicts of interest for matters that the TPSAC would be considering. The FDA also engaged two individuals to serve as consultants to a TPSAC subcommittee who also served as paid experts for plaintiffs in tobacco litigation. PM USA and USSTC raised similar concerns related to the engagement of these individuals and the FDA similarly declined to terminate these engagements. In February 2011, Lorillard Tobacco Company and R.J. Reynolds Tobacco Company filed suit in the U.S. District Court for the District of Columbia against the United States Department of Health and Human Services and individual defendants (sued in their official capacities) asserting that the composition of the TPSAC and the composition of the Constituents Subcommittee of the TPSAC violates several federal laws, including the Federal Advisory Committee Act.

TPSAC Action on Menthol

As mandated by the FSPTCA, in March 2011, the TPSAC submitted to the FDA a report on the impact of the use of menthol in cigarettes on the public health and related recommendations. The TPSAC report stated that "[m]enthol cigarettes have an adverse impact on public health in the United States." The TPSAC report recommended that the "[r]emoval of menthol cigarettes from the marketplace would benefit public health in the United States." The report noted the potential that any ban on menthol cigarettes could lead to an increase in contraband cigarettes and other potential unintended consequences and suggested that the FDA consult with appropriate experts on this matter. The TPSAC report also recommended that additional research could address gaps in understanding menthol cigarettes.

In March 2011, PM USA submitted a report to the FDA outlining its position that neither science nor other evidence demonstrates that regulatory actions or restrictions related to the use of menthol cigarettes are warranted. The report noted PM USA's belief that significant restrictions on the use of menthol cigarettes would have unintended consequences detrimental to public health and society.

In July 2011, the TPSAC revised and approved its March 2011 report. The revisions were editorial in nature and did not change the substantive conclusions and recommendations of the TPSAC.

The FSPTCA does not set a deadline or required timeline for the FDA to act on the TPSAC report. The FDA has stated that the TPSAC report is only a recommendation and that the FDA's receipt of the TPSAC's menthol report will not have an immediate effect on the availability of menthol cigarettes. On January 30, 2012, the FDA announced that it had evaluated scientific information on menthol and had drafted a report related to the impact of menthol in cigarettes on public health. The FDA indicated that it had sent its report to external scientists for peer review. It also indicated that it will make its final draft report and related information available for public comment, although it has not yet done so. Any future action taken by the FDA to regulate the manufacture, marketing or sale of menthol cigarettes (including a possible ban) will require formal rulemaking that includes public notice and the opportunity for public comment.

Final Tobacco Marketing Rule

As required by the FSPTCA, the FDA re-promulgated in March 2010 certain advertising and promotion restrictions in substantially the same form as regulations that were previously adopted in 1996 (but never imposed on tobacco manufacturers due to a United States Supreme Court ruling) (the "Final Tobacco Marketing Rule"). The Final Tobacco Marketing Rule:

- bans the use of color and graphics in tobacco product labeling and advertising;
- prohibits the sale of cigarettes and smokeless tobacco to underage persons;
- requires the sale of cigarettes and smokeless tobacco in direct, face-to-face transactions;
- prohibits sampling of cigarettes and prohibits sampling of smokeless tobacco products except in qualified adult-only facilities;
- prohibits gifts or other items in exchange for buying cigarettes or smokeless tobacco products;
- prohibits the sale or distribution of items such as hats and tee shirts with tobacco brands or logos; and
- prohibits brand name sponsorship of any athletic, musical, artistic, or other social or cultural event, or any entry or team in any event.

Subject to the limitations imposed by the injunction in the *Commonwealth Brands* case described below, the Final Tobacco Marketing Rule took effect in June 2010. At the time of the re-promulgation of the Final Tobacco Marketing Rule, the FDA also issued an advance notice of proposed rulemaking regarding the so-called "1000 foot rule," which would establish restrictions on the placement of outdoor tobacco advertising in relation to schools and playgrounds. PM USA and USSTC submitted comments on this advance notice.

Since enactment, several lawsuits have been filed challenging various provisions of the FSPTCA and the Final Tobacco Marketing Rule, including their constitutionality and the scope of the FDA's authority thereunder. Altria Group, Inc. and its tobacco subsidiaries are not parties to any of these lawsuits. In January 2010, in one such challenge (*Commonwealth Brands*), the United States District Court of the Western District of Kentucky struck down as unconstitutional, and enjoined enforcement of, the portion of the Final Tobacco Marketing Rule that bans the use of color and graphics in labeling and advertising and claims implying that a tobacco product is safer because of FDA regulation. The parties have appealed and argument on the appeal was heard in July 2011. The FDA has indicated that it does not intend to enforce the ban on the use of color and graphics in labeling and advertising for the duration of the injunction. It is not possible to predict the outcome of any such litigation or its effect on the extent of the FDA's authority to regulate tobacco products.

Contraband

The FSPTCA imposes on manufacturers reporting obligations relating to knowledge of suspected contraband activity and also grants the FDA the authority to impose certain other recordkeeping and reporting obligations to address counterfeit and contraband tobacco products. The FSPTCA also empowers the FDA to assess whether additional tools should be employed to track and trace tobacco products through the distribution chain.

FDA Regulatory Actions

- *Graphic Warnings:* In June 2011, as required by the FSPTCA, the FDA issued its final rule to modify the required warnings that appear on cigarette packages and in cigarette advertisements. The FSPTCA requires the warnings to consist of nine new textual warning statements accompanied by color graphics depicting the negative health consequences of smoking. The graphic health warnings will (i) be located beneath the cellophane, and comprise the top 50 percent of the front and rear panels of cigarette packages and (ii) occupy 20 percent of a cigarette advertisement and be located at the top of the advertisement. The rule requires that cigarette packaging manufactured after September 22, 2012 contain the new graphic warnings and all cigarette advertising contain the new warnings by that date.

In August 2011, R.J. Reynolds Tobacco Company, Lorillard Tobacco Company, and several other plaintiffs filed suit in the United States District Court for the District of Columbia against the FDA challenging its graphic warnings rule. On November 7, 2011, the district court granted the plaintiffs' motion for a preliminary injunction, thereby staying enforcement of the graphics warning rule until 15 months after a final ruling from the district court. The FDA has appealed this decision to the United States Court of Appeals for the District of Columbia Circuit. Argument on the FDA appeal for the preliminary injunction is scheduled for April 10, 2012. On February 1, 2012, the district court heard argument on plaintiffs' motion for summary judgment.

PM USA is not a party to this lawsuit, but the FDA has confirmed that it will not enforce the graphic warnings rule against PM USA on the same terms and with the same effect as the district court injunction discussed above.

■ *New Product Marketing Authorization Processes:* In January 2011, the FDA issued guidance concerning reports that manufacturers must submit for certain FDA-regulated tobacco products that the manufacturer modified or introduced for the first time into the market after February 15, 2007. These reports must be reviewed by the agency to determine if such tobacco products are "substantially equivalent" to products commercially available as of February 15, 2007. In general, in order to continue marketing these products sold before March 22, 2011, manufacturers of FDA-regulated tobacco products were required to send to the FDA a report demonstrating substantial equivalence by March 22, 2011. PM USA and USSTC submitted timely reports. PM USA and USSTC can continue marketing these products unless the FDA makes a determination that a specific product is not substantially equivalent. If the FDA ultimately makes such a determination, it could require the removal of such products or subject them to the New Product Application Process and, if any such applications are denied, prevent the continued distribution and sale of such products. PM USA and USSTC believe all of their current products meet the statute's requirements, but cannot predict when or how the FDA will respond to their reports.

Manufacturers intending to introduce new products and certain modified products into the market after March 22, 2011 must submit a report to the FDA and obtain a "substantial equivalence order" from the agency before introducing the products into the market. If the FDA declines to issue a so-called "substantial equivalence order" for a product or if the manufacturer itself determines that the product does not meet the substantial equivalence requirements, the product would need to undergo the New Product Application Process. At this time, it is not possible to predict how long agency reviews of either substantial equivalence reports or new product applications will take.

The FDA also published a final regulation in July 2011, establishing a process for requesting an exemption from the substantial equivalence requirements for certain minor modifications to tobacco additives. The final rule became effective in August 2011.

Excise Taxes

Tobacco products are subject to substantial excise taxes in the United States. Significant increases in tobacco-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted at the federal, state and local levels within the United States.

Federal, state and local excise taxes have increased substantially over the past decade, far outpacing the rate of inflation. For example, in 2009, the FET on cigarettes increased from 39 cents per pack to approximately $1.01 per pack and on July 1, 2010, the New York state excise tax increased $1.60 to $4.35 per pack. Between the end of 1998 and February 13, 2012, the weighted-average state and certain local cigarette excise taxes increased from $0.36 to $1.37 per pack. During 2011, Connecticut, Hawaii and Vermont increased their cigarette excise taxes and New Hampshire decreased its cigarette excise tax. As of February 13, 2012, no state has increased its cigarette excise tax in 2012.

Tax increases are expected to continue to have an adverse impact on sales of tobacco products by our tobacco subsidiaries, due to lower consumption levels and to a potential shift in adult consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products. Such shifts may have an impact on the reported share performance of tobacco products of Altria Group, Inc.'s tobacco subsidiaries.

A majority of states currently tax smokeless tobacco products using an *ad valorem* method, which is calculated as a percentage of the price of the product, typically the wholesale price. This *ad valorem* method results in more tax being paid on premium products than is paid on lower-priced products of equal weight. Altria Group, Inc.'s subsidiaries support legislation to convert *ad valorem* taxes on smokeless tobacco to a weight-based methodology because, unlike the *ad valorem* tax, a weight-based tax subjects cans of equal weight to the same tax. As of February 13, 2012, twenty-one states, Washington, D.C. and Philadelphia, Pennsylvania have adopted a weight-based tax methodology for smokeless tobacco.

International Treaty on Tobacco Control

The World Health Organization's Framework Convention on Tobacco Control (the "FCTC") entered into force in February 2005. As of February 13, 2012, 174 countries, as well as the European Community, have become parties to the FCTC. While the United States is a signatory of the FCTC, it is not currently a party to the agreement, as the agreement has not been submitted to, or ratified by, the United States Senate. The FCTC is the first international public health treaty and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and in certain instances, requires) signatory nations to enact legislation that would, among other things:

- establish specific actions to prevent youth tobacco product use;

- restrict or eliminate all tobacco product advertising, marketing, promotion and sponsorship;
- initiate public education campaigns to inform the public about the health consequences of tobacco consumption and exposure to tobacco smoke and the benefits of quitting;
- implement regulations imposing product testing, disclosure and performance standards;
- impose health warning requirements on packaging;
- adopt measures intended to combat tobacco product smuggling and counterfeit tobacco products;
- restrict smoking in public places;
- implement fiscal policies (tax and price increases);
- adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of tobacco product is safer than another;
- phase out duty-free tobacco product sales;
- encourage litigation against tobacco product manufacturers; and
- adopt and implement guidelines for testing and measuring the contents and emissions of tobacco products.

In addition, there are a number of proposals currently under consideration by the governing body of the FCTC, some of which call for substantial restrictions on the manufacture and marketing of tobacco products. It is not possible to predict the outcome of these proposals or the impact of any FCTC actions on legislation or regulation in the United States, either directly as a result of the United States becoming a party to the FCTC, or whether or how these actions might indirectly influence FDA regulation and enforcement.

State Settlement Agreements

As discussed in Item 3 and Note 19, during 1997 and 1998, PM USA and other major domestic tobacco product manufacturers entered into agreements with states and various United States jurisdictions settling asserted and unasserted health care cost recovery and other claims (collectively, the "State Settlement Agreements"). These settlements require participating manufacturers to make substantial annual payments. For a discussion of the impact of the State Settlement Agreements, FETRA and FDA user fee payments on Altria Group, Inc., see *Debt and Liquidity — Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation*. The settlements also place numerous requirements and restrictions on participating manufacturers' business operations, including prohibitions and restrictions on the advertising and marketing of cigarettes and smokeless tobacco products. Among these are prohibitions of outdoor and transit brand advertising, payments for product placement, and free sampling (except in adult-only facilities). Restrictions are also placed on the use of brand name sponsorships and brand name non-tobacco products. The State Settlement Agreements also place prohibitions on targeting youth and the use of cartoon characters. In addition, the State Settlement Agreements require companies to affirm corporate principles directed at reducing underage use of cigarettes; impose requirements regarding lobbying activities; mandate public disclosure of certain industry documents; limit the industry's ability to challenge certain tobacco control and underage use laws; and provide for the dissolution of certain tobacco-related organizations and place restrictions on the establishment of any replacement organizations.

In November 1998, USSTC entered into the Smokeless Tobacco Master Settlement Agreement (the "STMSA") with the attorneys general of various states and United States territories to resolve the remaining health care cost reimbursement cases initiated against USSTC. The STMSA required USSTC to adopt various marketing and advertising restrictions. USSTC is the only smokeless tobacco manufacturer to sign the STMSA.

Other Federal, State and Local Regulation and Activity

Federal, State and Local Laws

State and Local Laws Addressing Certain Characterizing Flavors: In a growing number of states and localities, legislation has been enacted or proposed that prohibits or would prohibit the sale of certain tobacco products with certain characterizing flavors. The legislation varies in terms of the type of tobacco products subject to prohibition, the conditions under which the sale of such products is or would be prohibited, and exceptions to the prohibitions. For example, a number of proposals would prohibit characterizing flavors in smokeless tobacco products, with no exception for mint- or wintergreen-flavored products.

To date, the following states have enacted legislation that prohibits certain tobacco products with certain characterizing flavors:

Maine has enacted legislation that prohibits the sale of certain flavored cigar and cigarette products. As implemented, including the application of certain statutory exemptions, this prohibition does not ban any PM USA, USSTC, or Middleton product. In 2010, Maine amended the characterizing flavor prohibition. The amendment allows the continued sale of cigars that obtained favorable exemption rulings under the previous statute but does not provide for the possibility of further exemptions, such as for future products with characterizing flavors.

New Jersey has enacted legislation banning the sale and marketing of cigarettes with a characterizing flavor other than menthol, mint or clove. This legislation does not ban any PM USA, USSTC or Middleton product.

In addition, such legislation has been enacted or is being considered in a number of localities. For example:

New York City has adopted an ordinance that prohibits the sale of certain flavored tobacco products other than cigarettes. This legislation affects certain USSTC and Middleton products. The ordinance and related final regulations took effect in August 2010. Certain subsidiaries of USSTC have filed a lawsuit in the United States District Court for the Southern District of New York challenging the New York City legislation on the grounds that it is preempted by the FSPTCA. In March 2010, the district court denied plaintiffs' motion for preliminary injunction against enforcement of the ordinance and, on November 15, 2011, the district court denied plaintiffs' motion for summary judgment, and granted the City's cross-motion for summary judgment, on the preemption claim. Plaintiffs have appealed the denial to the United States Court of Appeals for the Second Circuit and, in the meantime, are complying with the ordinance pending resolution of the litigation.

Providence, Rhode Island adopted two ordinances on January 9, 2012. One would prohibit the sale in most retail outlets of certain flavored tobacco products other than cigarettes. This legislation differs in a number of ways from the New York City ordinance, including by attempting to prohibit reference to concepts such as "spicy, arctic, ice, cool, warm, hot, mellow, fresh and breeze." The second Providence ordinance prohibits licensed retailers in the city from accepting or redeeming coupons for cigarettes and other tobacco products or from selling such products to consumers through multi-pack discounts or other discounts provided in exchange for the purchase of another tobacco product. Both ordinances are scheduled to take effect on March 1, 2012. On February 13, 2012, Altria Group, Inc.'s tobacco operating companies filed a legal challenge to these ordinances, including on preemption and First Amendment grounds.

Whether other states or localities will enact legislation in this area, and the precise nature of such legislation if enacted, cannot be predicted. See *FDA Regulation* above for a summary of the FSPTCA's regulation of certain tobacco products with characterizing flavors.

State and Local Laws Imposing Certain Speech Requirements and Restrictions: In several jurisdictions, legislation or regulations have been enacted or proposed that would require the disclosure of health information separate from or in addition to federally-mandated health warnings or that would restrict commercial speech in certain respects. For example, New York City has adopted a regulation requiring retailers selling tobacco products to display a sign, issued by the New York City Board of Health, depicting graphic images of the potential health consequences of smoking and urging smokers to quit. In June 2010, PM USA and other plaintiffs filed a lawsuit in the United States District Court for the Southern District of New York challenging New York City's graphic health warnings regulation and filed a motion seeking to preliminarily enjoin the regulation. In December 2010, the district court declared the regulation null and void, finding that such requirements were preempted by federal law. The City has appealed the decision to the United States Court of Appeals for the Second Circuit. Argument was heard on December 1, 2011.

Federal Tobacco Quota Buy-Out: In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 ("FETRA") was signed into law. PM USA, Middleton and USSTC are subject to the requirements of FETRA. FETRA eliminated the federal tobacco quota and price support program through an industry-funded buy-out of tobacco growers and quota holders. The cost of the buy-out is approximately $9.5 billion and is being paid over 10 years by manufacturers and importers of each kind of tobacco product. The cost is being allocated based on the relative market shares of manufacturers and importers of each kind of tobacco product.

In February 2011, PM USA filed a lawsuit in federal court challenging the United States Department of Agriculture's (the "USDA") method for calculating the 2011 and future tobacco product class shares that are used to allocate liability for the industry payments that fund the FETRA buy-out described above and are used by the FDA to calculate the industry's FDA user fees. PM USA asserts in this litigation that the USDA violated FETRA and its own regulations by failing to apply the most current FET rates enacted by Congress, which became effective in April 2009, in calculating the class share allocations. PM USA has filed administrative appeals of its FETRA assessments for fiscal year 2011 (all of which have been or are expected to be denied by the USDA) and has submitted a petition for rulemaking with USDA (which petition was denied by the USDA on November 16, 2011), in each case asserting that USDA erroneously failed to base the FETRA class share allocations on the current FET rates. PM USA is appealing the USDA's calculation methodology as well as the denial of the petition for rulemaking and the denial of its quarterly assessment challenges.

For a discussion of the impact of the State Settlement Agreements, FETRA and FDA user fee payments on Altria Group, Inc., see *Debt and Liquidity — Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation.* We do not anticipate that the quota buy-out will have a material adverse impact on our consolidated results in 2012 and beyond.

Health Effects of Tobacco Consumption and Exposure to Environmental Tobacco Smoke ("ETS"): It is the policy of Altria Group, Inc. and its tobacco subsidiaries to defer to the judgment of public health authorities as to the content of warnings in advertisements and on product packaging regarding the health effects of tobacco consumption, addiction and exposure to ETS. Altria Group, Inc. and its tobacco subsidiaries believe that the public should be guided by the messages of the United States Surgeon General and public health authorities worldwide in making decisions concerning the use of tobacco products.

Reports with respect to the health effects of smoking have been publicized for many years, including in a June 2006 United States Surgeon General report on ETS entitled "The Health Consequences of Involuntary Exposure to Tobacco Smoke." Many jurisdictions within the United States have restricted smoking in public places. The pace and scope of public smoking bans have increased significantly. Some public health groups have called for, and various jurisdictions have adopted or proposed, bans on smoking in outdoor places, in private apartments and in cars with minors in them. It is not possible to predict the results of ongoing scientific research or the types of future scientific research into the health risks of tobacco exposure and the impact of such research on regulation.

Other Legislation or Governmental Initiatives

In addition to the actions discussed above, other regulatory initiatives affecting the tobacco industry have been adopted or are being considered at the federal level and in a number of state and local jurisdictions. For example, in recent years, legislation has been introduced or enacted at the state or local level to subject tobacco products to various reporting requirements and performance standards (such as reduced cigarette ignition propensity standards); establish educational campaigns relating to tobacco consumption or tobacco control programs, or provide additional funding for governmental tobacco control activities; restrict the sale of tobacco products in certain retail establishments and the sale of tobacco products in certain packing sizes; require tax stamping of moist smokeless tobacco products; require the use of state tax stamps using data encryption technology; and further restrict the sale, marketing and advertising of cigarettes and other tobacco products.

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, design, packaging, marketing, advertising, sale or use of tobacco products, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented in the United States that might materially adversely affect the business and volume of our tobacco subsidiaries and our consolidated results of operations and cash flows.

Governmental Investigations

From time to time, Altria Group, Inc. and its subsidiaries are subject to governmental investigations on a range of matters. Altria Group, Inc. and its subsidiaries cannot predict whether new investigations may be commenced.

Illicit Trade

Altria Group, Inc. and its tobacco subsidiaries support appropriate regulations and enforcement measures to prevent illicit trade in tobacco products. For example, Altria Group, Inc.'s tobacco subsidiaries are engaged in a number of initiatives to help prevent trade in contraband tobacco products, including: enforcement of wholesale and retail trade programs and policies on trade in contraband tobacco products; engagement with and support of law enforcement and regulatory agencies; litigation to protect their trademarks; and support for a variety of federal and state legislative initiatives. Legislative initiatives to address trade in contraband tobacco products are designed to protect the legitimate channels of distribution, impose more stringent penalties for the violation of illegal trade laws and provide additional tools for law enforcement. Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. For example, in March 2010, the President signed into law the Prevent All Cigarette Trafficking (PACT) Act, which addresses illegal Internet sales by, among other things, imposing a series of restrictions and requirements on the delivery sale of cigarettes and smokeless tobacco products and makes such products non-mailable to consumers through the United States Postal Service, subject to limited exceptions. Certain Internet cigarette sellers have filed lawsuits challenging the constitutionality of various aspects of this statute and seek injunctive relief in the United States District Courts for the District of Columbia, the Western District of New York and the Eastern District of Pennsylvania. In the Western District of New York, plaintiffs have received injunctive relief limited to only certain elements of the PACT Act, including a requirement that delivery-sellers obey the laws of the jurisdiction to which they ship cigarettes. In the District of Columbia, the district court has issued a preliminary injunction substantially similar to the injunctive relief issued in the Western District of New York. The U.S. Department of Justice is challenging these injunctions on appeal.

Tobacco Price, Availability and Quality

Shifts in crops driven by economic conditions and adverse weather patterns, government mandated prices and production control programs may increase or decrease the cost or reduce the quality of tobacco and other agricultural products used to manufacture our products. As with other agriculture commodities, the price of tobacco leaf can be influenced by economic conditions and imbalances in supply and demand and crop quality and availability can be influenced by variations in weather patterns, including those caused by climate change. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products and the cost of tobacco production could cause tobacco leaf prices to increase and could result in farmers growing less tobacco. Any significant change in tobacco leaf prices, quality or availability could affect our tobacco subsidiaries' profitability and business.

Timing of Sales

In the ordinary course of business, our tobacco subsidiaries are subject to many influences that can impact the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

Operating Results

	For the Years Ended December 31,					
	Net Revenues			Operating Companies Income		
(in millions)	2011	2010	2009	2011	2010	2009
Cigarettes	**$21,403**	$21,631	$20,919	**$5,574**	$5,451	$5,055
Smokeless products	**1,627**	1,552	1,366	**859**	803	381
Cigars	**567**	560	520	**163**	167	176
Total tobacco space	**$23,597**	$23,743	$22,805	**$6,596**	$6,421	$5,612

■ **Cigarettes Segment:** PM USA delivered full-year operating companies income and margin growth through higher pricing and effective cost management as well as a continued focus on *Marlboro*. Operating companies income results for 2011 were also impacted by restructuring charges related to the 2011 Cost Reduction Program and charges related to tobacco and health judgments.

PM USA reports volume and retail share performance as follows: *Marlboro*; Other Premium brands, such as *Virginia*

Slims, *Parliament* and *Benson & Hedges*; and Discount brands, which include *Basic* and *L&M*.

The following table summarizes cigarettes segment volume performance, which includes units sold as well as promotional units, but excludes Puerto Rico, U.S. Territories, Overseas Military and Philip Morris Duty Free Inc., none of which, individually or in the aggregate, is material to the cigarettes segment:

	Shipment Volume For the Years Ended December 31,		
(in billion units)	**2011**	**2010**	**2009**
Marlboro	**117.2**	121.9	126.5
Other Premium	**9.4**	10.3	11.8
Discount	**8.5**	8.6	10.4
Total Cigarettes	**135.1**	140.8	148.7

The following table summarizes cigarettes segment retail share performance:

	Retail Share For the Years Ended December 31,		
	2011	**2010**	**2009**
Marlboro	**42.0%**	42.6%	41.8%
Other Premium	**3.7**	3.9	4.4
Discount	**3.3**	3.3	3.7
Total Cigarettes	**49.0%**	49.8%	49.9%

Cigarettes segment retail share results are based on data from SymphonyIRI Group/Capstone, which is a retail tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. The panel was not designed to capture sales through other channels, including the Internet, direct mail and some illicitly tax-advantaged outlets.

PM USA executed the following pricing and promotional allowance actions during 2011, 2010 and 2009:

- Effective December 12, 2011, PM USA increased the list price on all of its cigarette brands by $0.05 per pack. In addition, PM USA reduced its wholesale promotional allowance on *L&M* by $0.21 per pack from $0.55 to $0.34 per pack.
- Effective July 8, 2011, PM USA increased the list price on all of its cigarette brands by $0.09 per pack.
- Effective December 6, 2010, PM USA increased the list price on all of its cigarette brands by $0.08 per pack.
- Effective May 10, 2010, PM USA increased the list price on all of its cigarette brands by $0.08 per pack. In addition, PM USA cancelled its wholesale promotional allowance of $0.21 per pack on *Basic*.
- Effective October 28, 2009, PM USA increased the list price on *Marlboro*, *Basic* and *L&M* by $0.06 per pack. In addition, PM USA increased the list price on all of its other brands by $0.08 per pack.
- Effective March 9, 2009, PM USA increased the list price on *Marlboro, Parliament, Virginia Slims*, *Basic* and *L&M* by $0.71 per pack. In addition, PM USA increased the list price on all of its other premium brands by $0.81 per pack.
- Effective February 9, 2009, PM USA increased the list price on *Marlboro, Parliament, Virginia Slims, Basic* and *L&M* by $0.09 per pack. In addition, PM USA increased the list price on all of its other premium brands by $0.18 per pack.

The following discussion compares cigarettes segment results for the year ended December 31, 2011 with the year ended December 31, 2010.

Net revenues, which include excise taxes billed to customers, decreased $228 million (1.1%) due to lower volume ($1,049 million) and higher promotional allowances ($164 million), partially offset by higher list prices ($985 million).

Operating companies income increased $123 million (2.3%), due primarily to higher list prices ($985 million), marketing, administration, and research savings reflecting cost reduction initiatives ($196 million) and 2010 implementation costs related to the closure of the Cabarrus, North Carolina manufacturing facility ($75 million), partially offset by lower volume ($527 million), higher promotional allowances ($164 million), higher asset impairment and exit costs due primarily to the 2011 Cost Reduction Program ($154 million), higher per unit settlement charges ($116 million), higher charges related to tobacco and health judgments ($87 million) (See Note 19 and Item 3) and higher FDA user fees ($73 million).

Marketing, administration and research costs include PM USA's cost of administering and litigating product liability claims. Litigation defense costs are influenced by a number of factors, including those discussed in Note 19 and Item 3. Principal among these factors are the number and types of cases filed, the number of cases tried annually, the results of trials and appeals, the development of the law controlling relevant legal issues, and litigation strategy and tactics. For the years ended December 31, 2011, 2010 and 2009, product liability defense costs were $272 million, $259 million and $220 million, respectively. The factors that have influenced past product liability defense costs are expected to continue to influence future costs. PM USA does not expect future product liability defense costs to be significantly different from product liability defense costs incurred in 2011.

For 2011, PM USA's reported domestic cigarette shipment volume declined 4.0% versus 2010 due primarily to retail share losses and one less shipping day, partially offset by changes in trade inventories. After adjusting for changes in trade inventories and one less shipping day, PM USA's 2011 domestic cigarette shipment volume was estimated to be down approximately 4% versus 2010. PM USA believes that total cigarette category volume for 2011 decreased approximately 3.5% versus 2010, when adjusted primarily for changes in trade inventories and one less shipping day.

PM USA's total premium brands (*Marlboro* and Other Premium brands) shipment volume decreased 4.3%. *Marlboro* shipment volume decreased 4.7 billion units (3.8%) to 117.2 billion units. In the Discount brands, PM USA's shipment volume decreased 0.9%. Shipments of premium cigarettes accounted for 93.7% of PM USA's total 2011 volume, down from 93.9% in 2010.

For 2011, total retail share for the cigarettes segment declined 0.8 share points to 49.0% due primarily to retail share losses on *Marlboro*. *Marlboro*'s 2011 retail share decreased 0.6 share points. In 2010, *Marlboro* delivered record full-year retail share results that were achieved at lower margin levels. *Marlboro* plans to continue to focus on brand-building initiatives and equity-enhancing new products and programs in 2012. For example, PM USA recently launched *Marlboro* Black with packaging in non-menthol and menthol varieties.

The following discussion compares cigarettes segment results for the year ended December 31, 2010 with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $712 million (3.4%), reflecting higher pricing related primarily to the FET increase ($1,923 million) and lower promotional allowances, partially offset by lower volume ($1,337 million).

Operating companies income increased $396 million (7.8%), due primarily to higher list prices ($858 million), lower asset impairment, exit and implementation costs primarily related to the closure of the Cabarrus, North Carolina manufacturing facility ($155 million), lower manufacturing costs ($152 million) and lower promotional allowances, partially offset by lower volume ($632 million), higher FDA user fees ($96 million), higher marketing, administration and research costs, and higher per unit settlement charges.

For 2010, PM USA's domestic cigarette shipment volume declined 5.3% versus 2009. After adjusting primarily for changes in trade inventories, PM USA's domestic cigarette shipment volume for 2010 was estimated to be down approximately 6% versus 2009. Total cigarette category volume was down an estimated 5% in 2010 versus 2009 when adjusted primarily for changes in trade inventories.

PM USA's total premium brands (*Marlboro* and Other Premium brands) shipment volume decreased 4.4%. *Marlboro* shipment volume decreased 4.6 billion units (3.7%) to 121.9 billion units. In the Discount brands, PM USA's shipment volume decreased 16.8% reflecting brand support strategies. Shipments of premium cigarettes accounted for 93.9% of PM USA's total 2010 volume, up from 93.0% in 2009.

For 2010, *Marlboro*'s retail share increased 0.8 share points versus 2009 to 42.6%, as the brand benefited from the introductions of *Marlboro* Special Blend in the first quarter of 2010 and *Marlboro* Skyline Menthol in the fourth quarter of 2010. For 2010, total retail share for the cigarettes segment declined 0.1 share point versus 2009 to 49.8%.

■ **Smokeless Products Segment:** Altria Group, Inc. acquired UST and its smokeless tobacco business, USSTC, on January 6, 2009. As a result, USSTC's financial results from January 6 through December 31, 2009 are included in Altria Group, Inc.'s 2009 consolidated and segment results. In addition, the smokeless products segment includes PM USA's smokeless products.

The smokeless products segment delivered 2011 full-year operating companies income and margin growth behind *Copenhagen* and *Skoal*'s combined volume and retail share performance.

The following table summarizes smokeless products segment volume performance (full year results):

	Shipment Volume For the Years Ended December 31,		
(cans and packs in millions)	**2011**	**2010**	**2009**
Copenhagen	**354.2**	327.5	280.6
Skoal	**286.8**	274.4	265.4
Copenhagen and Skoal	**641.0**	601.9	546.0
Other	**93.6**	122.5	99.6
Total Smokeless products	**734.6**	724.4	645.6

Volume includes cans and packs sold, as well as promotional units, but excludes international volume, which is not material to the smokeless products segment. Other includes certain USSTC and PM USA smokeless products. Additionally, 2009 volume includes 10.9 million cans of domestic volume shipped by USSTC prior to the UST acquisition.

New types of smokeless products, as well as new packaging configurations of existing smokeless products, may or may not be equivalent to existing moist smokeless tobacco ("MST") products on a can for can basis. USSTC and PM USA have assumed the following equivalent ratios to calculate volumes of cans and packs shipped:

- One pack of snus, irrespective of the number of pouches in the pack, is equivalent to one can of MST;
- One can of *Skoal* Slim Can pouches is equivalent to a 0.53 can of MST; and
- All other products are considered to be equivalent on a can for can basis.

If assumptions regarding these equivalent ratios change, it may result in a change to these reported results.

The following table summarizes smokeless products segment retail share performance (full year results, excluding international volume):

	Retail Share For the Years Ended December 31,		
	2011	**2010**	**2009**
Copenhagen	**26.2%**	24.7%	22.8%
Skoal	**22.8**	23.3	24.6
Copenhagen and Skoal	**49.0**	48.0	47.4
Other	**6.1**	7.2	7.1
Total Smokeless products	**55.1%**	55.2%	54.5%

Other includes certain USSTC and PM USA smokeless products. New types of smokeless products, as well as new packaging configuration of existing smokeless products, may or may not be equivalent to existing MST products on a can for can basis. USSTC and PM USA have made the following assumptions for calculating retail share:

- One pack of snus, irrespective of the number of pouches in the pack, is equivalent to one can of MST; and

- All other products are considered to be equivalent on a can for can basis.

If assumptions regarding these equivalent ratios change, it may result in a change to these reported results.

Smokeless products segment retail share performance is based on data from the SymphonyIRI Group ("SymphonyIRI") InfoScan Smokeless Tobacco Database 2011 for Food, Drug, Mass Merchandisers (excluding Wal-Mart) and Convenience trade classes ("InfoScan Smokeless Tobacco Database"), which tracks smokeless products market share performance based on the number of cans and packs sold. Smokeless products is defined by SymphonyIRI as moist smokeless and spit-less tobacco products. It is SymphonyIRI's standard practice to periodically refresh its InfoScan syndicated services, which could restate retail share results that were previously released.

SymphonyIRI performed a restatement of its InfoScan Smokeless Tobacco Database in 2011. As a result of the InfoScan Smokeless Tobacco Database restatement, USSTC and PM USA's previously released full year 2010 and 2009 retail share results for smokeless products were restated and are reflected in the table above.

USSTC and PM USA executed the following pricing actions during 2011, 2010 and 2009:

- Effective May 22, 2011, USSTC increased the list price on its MST brands by $0.10 per can and Skoal Snus by $0.31 per can.
- Effective May 18, 2011, PM USA increased the list price on *Marlboro* Snus tins by $0.31 per tin.
- Effective May 28, 2010, USSTC increased the list price on substantially all of its brands by $0.10 per can.
- Effective March 29, 2009, USSTC announced a national wholesale incentive program that lowered the list price of some of USSTC's brands, including *Copenhagen* and *Skoal*, by $0.62 per can.

The following discussion compares smokeless products segment results for the year ended December 31, 2011 with the year ended December 31, 2010.

Net revenues, which include excise taxes billed to customers, increased $75 million (4.8%), due primarily to higher pricing ($79 million) and higher volume, partially offset by higher promotional allowances ($11 million).

Operating companies income increased $56 million (7.0%), due primarily to higher pricing ($79 million), and lower marketing, administration and research costs ($36 million) reflecting cost reduction initiatives, partially offset by higher manufacturing costs ($32 million) and higher asset impairment and exit costs due primarily to the 2011 Cost Reduction Program.

Copenhagen and *Skoal*'s 2011 combined shipment volume increased 6.5%. *Copenhagen*'s volume continued to benefit from new product introductions, including the 2011 introduction of *Copenhagen* Wintergreen Pouches as well as continued strength from the introductions of *Copenhagen* Long Cut Wintergreen in late 2009, and Long Cut Straight and Extra Long Cut Natural in the first quarter of 2010. *Skoal*'s volume growth benefited from the *Skoal* X-tra and *Skoal* Snus new products introduced in the first quarter of 2011, partially offset by the de-listing of seven *Skoal* stock-keeping units ("SKUs") that occurred in the second quarter of 2011. *Marlboro* Snus's volume was negatively impacted by significantly lower levels of promotional support when compared to activity around its national expansion in 2010, and the shift in mix from packages with six pouches to tins with fifteen pouches. USSTC and PM USA's 2011 combined reported domestic smokeless products shipment volume increased 1.4%, as shipment volume growth on *Copenhagen* and *Skoal* were partially offset by volume declines in its Other portfolio brands, including *Marlboro* Snus.

After adjusting for changes in trade inventories, USSTC and PM USA's 2011 combined domestic smokeless products shipment volume was estimated to be up approximately 4%. USSTC and PM USA believe that the smokeless category's 2011 volume grew at an estimated rate of approximately 5%.

Copenhagen and *Skoal*'s 2011 combined retail share grew 1.0 share point for the full year of 2011. Copenhagen's 2011 retail share increased 1.5 share points. The brand's retail share results continued to benefit from new product introductions over the past several years. *Skoal*'s 2011 retail share decreased 0.5 share points, as share losses, which include the impact of the 2011 second-quarter de-listing of seven SKUs, were partially offset by share gains on new products that were introduced in 2011. For 2011, USSTC and PM USA's combined retail share decreased 0.1 share point due to share losses on *Skoal* and Other portfolio brands, including *Marlboro* Snus, mostly offset by share gains on *Copenhagen*.

The following discussion compares smokeless products segment results for the year ended December 31, 2010 with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $186 million (13.6%), due primarily to higher volume ($175 million) and lower sales returns and promotional allowances, partially offset by list price reductions.

Operating companies income increased $422 million (100+%), due primarily to lower asset impairment, exit, integration and UST acquisition-related costs ($227 million), higher volume ($135 million), lower marketing, administration and research costs ($77 million) reflecting cost savings, and lower sales returns and promotional allowances, partially offset by list price reductions and higher manufacturing costs.

For 2010, USSTC and PM USA's combined domestic smokeless products shipment volume increased 12.2% versus 2009, due primarily to category growth, retail share growth and trade inventory changes. After adjusting primarily for trade inventory changes, USSTC and PM USA's combined domestic smokeless products shipment volume for the year ended December 31, 2010 was estimated to be up approximately 8% versus 2009. USSTC and PM USA believe that the smokeless category's volume grew at an estimated rate of approximately 7% for 2010 versus 2009.

USSTC and PM USA's combined retail share of smokeless products increased 0.7 share points versus 2009 to 55.2%, driven primarily by *Copenhagen* and the national introduction of *Marlboro* Snus, partially offset by share declines on *Skoal*. *Copenhagen* and *Skoal*'s combined retail share increased 0.6 share points versus 2009. *Copenhagen*'s retail share increased 1.9 share points versus 2009 to 24.7%. *Copenhagen* benefited from USSTC's introductions of *Copenhagen* Long Cut Wintergreen in the fourth quarter of 2009, *Copenhagen* Long Cut Straight and Extra Long Cut Natural at the end of the first quarter of 2010 and *Copenhagen* Black in the fourth quarter of 2010, which was offered for a limited time only, as well as other brand-building programs. *Skoal*'s retail share declined 1.3 share points versus 2009 to 23.3% as the brand's performance continued to be impacted by the *Copenhagen* and *Marlboro* Snus product introductions and competitive activity.

- **Cigars Segment:** The cigars segment's results for 2011 were impacted by promotional investments to defend *Black & Mild*'s marketplace position. During 2011, Middleton observed significant competitive activity, including higher levels of imported, low-priced machine-made large cigars. As a result, operating companies income for the full year 2011 was lower than 2010; however, the cigars segment's 2011 second-half financial results were higher compared to the first half of 2011 as Middleton made significant progress on improving its operating companies income through new product introductions and brand-building initiatives on *Black & Mild*. As a result of these initiatives, *Black & Mild* achieved higher 2011 retail share results and operating companies income increased by approximately 47% for the second half of 2011 versus the second half of 2010.

The following table summarizes cigars segment volume performance for machine-made large cigars:

	Shipment Volume For the Years Ended December 31,		
(units in millions)	2011	2010	2009
Black & Mild	**1,226**	1,222	1,228
Other	**20**	24	31
Total Cigars	**1,246**	1,246	1,259

The following table summarizes cigars segment retail share performance:

	Retail Share For the Years Ended December 31,		
	2011	2010	2009
Black & Mild	**29.5%**	29.0%	30.0%
Other	**0.3**	0.4	0.7
Total Cigars	**29.8%**	29.4%	30.7%

Cigars segment retail share results are based on data from the SymphonyIRI InfoScan Cigar Database 2011 for Food, Drug, Mass Merchandisers (excluding Wal-Mart) and Convenience trade classes ("InfoScan Cigar Database"), which tracks machine-made large cigars market share performance. Middleton defines machine-made large cigars as cigars made by machine that weigh greater than three pounds per thousand, except cigars sold at retail in packages of 20 cigars. This service was developed to provide a representation of retail business performance in key trade channels. It is SymphonyIRI's standard practice to periodically refresh its InfoScan syndicated services, which could restate retail share results that were previously released.

SymphonyIRI performed a restatement of its InfoScan Cigar Database in 2011. As a result of the InfoScan Cigar Database restatement, Middleton's previously released full year 2010 and 2009 retail share results for machine-made large cigars were restated and are reflected in the table above.

Middleton executed the following pricing actions during 2011, 2010 and 2009:

- Effective December 5, 2011, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.12 per five-pack.
- Effective November 15, 2010, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.09 per five-pack.
- Effective January 11, 2010, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.18 per five-pack.
- Effective March 4, 2009, Middleton executed various list price increases across substantially all of its brands resulting in a weighted-average increase of approximately $0.40 per five-pack.
- Effective February 11, 2009, Middleton increased the list price on all of its brands by approximately $0.20 per five-pack.
- Effective January 28, 2009, Middleton increased the list price on substantially all of its brands by $0.08 per five-pack.

The following discussion compares cigars segment results for the year ended December 31, 2011 with the year ended December 31, 2010.

Net revenues, which include excise taxes billed to customers, increased $7 million (1.3%), due primarily to higher pricing ($16 million), partially offset by higher promotional investments.

Operating companies income decreased $4 million (2.4%), due primarily to higher manufacturing costs ($10 million), higher promotional investments ($7 million) and asset impairment and exit costs in 2011 due to the 2011 Cost Reduction Program ($4 million), partially offset by higher pricing.

Middleton's 2011 reported cigars shipment volume was unchanged versus 2010.

Middleton retained a leading share of the tipped cigarillo segment of the machine-made large cigars category, with a retail share of approximately 84% in 2011. The cigars segment total 2011 retail share increased 0.4 share points to 29.8%. *Black & Mild's* 2011 retail share increased 0.5 share points, as the brand benefited from new product introductions. During the fourth quarter of 2011, Middleton broadened its untipped cigarillo portfolio with new Aroma

Wrap™ foil pouch packaging that accompanied the national introduction of *Black & Mild* Wine. This new fourth-quarter packaging roll-out also included *Black & Mild* Sweets and Classic varieties.

During the second quarter of 2011, Middleton entered into a contract manufacturing arrangement to source the production of a portion of its cigars overseas. Middleton entered into this arrangement to access additional production capacity in an uncertain competitive environment and an excise tax environment that potentially benefits imported large cigars over those manufactured domestically.

The following discussion compares cigars segment results for the year ended December 31, 2010 with the year ended December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $40 million (7.7%), reflecting higher pricing related primarily to the FET increase, partially offset by higher promotional allowances.

Operating companies income decreased $9 million (5.1%), due primarily to higher promotional investments ($37 million) and higher manufacturing costs ($12 million), partially offset by higher pricing ($33 million) and lower integration costs.

For 2010, Middleton's cigar volume decreased 1.0% versus 2009 to 1,246 million units due primarily to *Black & Mild*'s share performance. After adjusting primarily for changes in trade inventories, Middleton's shipment volume was estimated to be down approximately 4% versus 2009. Middleton estimates that the machine-made large cigar category's volume grew approximately 2% for 2010.

For 2010, Middleton's retail share decreased 1.3 share points versus 2009 to 29.4%. *Black & Mild*'s retail share decreased 1.0 share point versus 2009 to 29.0% due primarily to heightened competitive activity. On a sequential basis, *Black & Mild*'s second half of 2010 retail share increased 1.6 share points versus the first half of 2010 to 29.8%, as the brand benefited from the introduction of *Black & Mild* Royale and other brand-building initiatives.

Wine Segment

Business Environment

Ste. Michelle is a leading producer of Washington state wines, primarily *Chateau Ste. Michelle* and *Columbia Crest*, and owns wineries in or distributes wines from several other wine regions. As discussed in Item 3 and Note 19, Ste. Michelle holds an 85% ownership interest in Michelle-Antinori, LLC, which owns *Stag's Leap Wine Cellars* in Napa Valley. Ste. Michelle also owns *Conn Creek* in Napa Valley and *Erath* in Oregon. In addition, Ste. Michelle distributes *Antinori* and *Villa Maria Estate* wines and *Champagne Nicolas Feuillatte* in the United States. A key element of Ste. Michelle's strategy is expanded domestic distribution of its wines, especially in certain account categories such as restaurants, wholesale clubs, supermarkets, wine shops and mass merchandisers and a focus on improving product mix to higher-priced premium products.

Ste. Michelle's business is subject to significant competition, including competition from many larger, well-established domestic and international companies, as well as from many smaller wine producers. Wine segment competition is primarily based on quality, price, consumer and trade wine tastings, competitive wine judging, third-party acclaim and advertising.

Federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. Further regulatory restrictions or additional excise or other taxes on the manufacture and sale of alcoholic beverages may have an adverse effect on Ste. Michelle's wine business.

Operating Results

Altria Group, Inc. acquired UST and its premium wine business, Ste. Michelle, on January 6, 2009. As a result, Ste. Michelle's financial results from January 6 through December 31, 2009 are included in Altria Group, Inc.'s consolidated and segment results for the year ended December 31, 2009.

Ste. Michelle delivered higher 2011 financial and volume results as it continued to focus on improving its mix to higher margin, premium products. Net revenues and operating companies income increased 12.4% and 49.2%, respectively, in 2011.

	For the Years Ended December 31,		
(in millions)	2011	2010	2009
Net revenues	$516	$459	$403
Operating companies income	$ 91	$ 61	$ 43

The following table summarizes wine segment case shipment volume performance:

	Shipment Volume For the Years Ended December 31,		
(cases in thousands)	2011	2010	2009
Chateau Ste. Michelle	2,522	2,338	2,034
Columbia Crest	2,055	2,054	1,968
Other	2,744	2,289	2,003
Total Wine	7,321	6,681	6,005

The following discussion compares wine segment results for the year ended December 31, 2011 with the year ended December 31, 2010.

Net revenues, which include excise taxes billed to customers, increased $57 million (12.4%), due primarily to higher premium shipment volume.

Operating companies income increased $30 million (49.2%), due primarily to higher premium shipment volume ($26 million) and lower UST acquisition-related costs, partially offset by higher manufacturing costs.

Ste. Michelle's 2011 reported wine shipment volume increased 9.6% versus 2010 due primarily to the national expansion of select wines into off-premise channels and growth in its *Chateau Ste. Michelle* brand.

The following discussion compares wine segment results for the year ended December 31, 2010 with the year ended

December 31, 2009.

Net revenues, which include excise taxes billed to customers, increased $56 million (13.9%), due primarily to higher volume.

Operating companies income increased $18 million (41.9%), due primarily to higher volume ($23 million) and lower exit, integration, and UST acquisition-related costs, partially offset by higher marketing, administration and research costs.

Ste. Michelle's wine shipment volume for 2010 increased 11.3% versus 2009 due primarily to higher off-premise channel volume that includes supermarkets, liquor stores and wholesale clubs, as well as higher on-premise channel volume that includes restaurants and bars. Full-year volume results were also positively impacted by calendar differences. After adjusting for calendar differences, Ste. Michelle's wine shipment volume for 2010 was estimated to be up 9.8% versus 2009.

Financial Services Segment

Business Environment

In 2003, PMCC ceased making new investments and began focusing exclusively on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMCC's operating companies income will fluctuate over time as investments mature or are sold. During 2011, 2010 and 2009, proceeds from asset management activities totaled $490 million, $312 million and $793 million, respectively, and gains included in operating companies income totaled $107 million, $72 million and $257 million, respectively.

As discussed previously, during the second quarter of 2011, Altria Group, Inc. recorded the PMCC Leveraged Lease Charge. See Note 8, Note 19 and Item 3 for further discussion of matters related to this charge.

PMCC assesses the adequacy of its allowance for losses relative to the credit risk of its leasing portfolio on an ongoing basis. During 2011, PMCC's net increase to its allowance for losses was $25 million due primarily to American's bankruptcy filing. PMCC believes that, as of December 31, 2011, the allowance for losses of $227 million is adequate. PMCC continues to monitor economic and credit conditions, and the individual situations of its lessees and their respective industries, and may have to increase its allowance for losses if such conditions worsen. With the exception of American, all PMCC lessees were current on their lease payment obligations as of December 31, 2011. For further discussion of finance assets, see Note 8.

On February 10, 2012, American filed a motion to reject the leases for nine of the 28 aircraft under lease, which will result in a $23 million write-off of the related investment in finance lease balance against PMCC's allowance for losses in the first quarter of 2012. The rejection of the leases for these nine aircraft does not change PMCC's assessment of the adequacy of its allowance for losses at December 31, 2011.

Operating Results

	For the Years Ended December 31,					
	Net Revenues			Operating Companies (Loss) Income		
(in millions)	2011	2010	2009	2011	2010	2009
Financial services	$(313)	$161	$348	$(349)	$157	$270

PMCC's net revenues for 2011 decreased $474 million (100+%) from 2010, due primarily to the PMCC Leveraged Lease Charge, partially offset by higher lease revenues, which included gains on asset sales. PMCC's operating companies income for 2011 decreased $506 million (100+%) from 2010, due primarily to the PMCC Leveraged Lease Charge, a net increase of $25 million to the allowance for losses as discussed in Note 8, partially offset by higher lease revenues, which included gains on asset sales.

PMCC's net revenues for 2010 decreased $187 million (53.7%) from 2009. PMCC's operating companies income for 2010 decreased $113 million (41.9%) from 2009. The decreases were due primarily to lower gains on asset sales in 2010.

Financial Review

Net Cash Provided by Operating Activities

During 2011, net cash provided by operating activities was $3.6 billion compared with $2.8 billion during 2010. This increase was due primarily to a payment to the IRS of approximately $945 million for taxes and associated interest in July 2010 associated with certain leveraged lease transactions entered into by PMCC during 1996 – 2003 and lower payments in 2011 related to exit and integration costs and State Settlement Agreements, partially offset by a voluntary $200 million contribution made to Altria Group, Inc.'s pension plan during the first quarter of 2011, and higher tax payments in 2011 related to the decision not to claim tax benefits for certain PMCC leveraged lease transactions beginning in 2010 as discussed in Note 19 and Item 3.

During 2010, net cash provided by operating activities was $2.8 billion compared with $3.4 billion during 2009. The decrease in cash provided by operating activities was due primarily to the $945 million payment for taxes and associated interest to the IRS discussed above, and higher interest payments in 2010 due to the issuance of senior unsecured long-term notes in February 2009, partially offset by lower payments for State Settlement Agreements in 2010 and higher tax payments in 2009 related to finance asset sales.

Altria Group, Inc. had a working capital deficit at December 31, 2011 and December 31, 2010. Altria Group, Inc.'s management believes that it has the ability to fund these working capital deficits with cash provided by operating activities and/or short-term borrowings under its commercial paper program as discussed in the *Debt and Liquidity* section.

Net Cash Provided by (Used in) Investing Activities

During 2011, net cash provided by investing activities was $387 million compared with $259 million during 2010. This increase was due primarily to higher proceeds from finance asset sales in 2011.

During 2010, net cash provided by investing activities was $259 million, compared with net cash used of $9.8 billion during 2009. This change was due primarily to the acquisition of UST in January 2009 and lower capital expenditures in 2010, partially offset by lower proceeds from finance asset sales during 2010.

Capital expenditures for 2011 decreased 37.5% to $105 million. Capital expenditures for 2012 are expected to be approximately $150 million, and are expected to be funded from operating cash flows.

Net Cash Provided by (Used in) Financing Activities

During 2011, net cash used in financing activities was $3.0 billion compared with $2.6 billion during 2010. This increase was due primarily to Altria Group, Inc.'s repurchases of its common stock during 2011 and a higher dividend rate in 2011, partially offset by higher net issuances of debt during 2011.

During 2010, net cash used in financing activities was $2.6 billion compared with net cash provided of $276 million during 2009. This change was due primarily to lower net issuances of debt and a higher dividend rate during 2010.

Debt and Liquidity

Credit Ratings: Altria Group, Inc.'s cost and terms of financing and its access to commercial paper markets may be impacted by applicable credit ratings. Under the terms of certain of Altria Group, Inc.'s existing debt instruments, a change in a credit rating could result in an increase or a decrease of the cost of borrowings. For instance, the interest rate payable on certain of Altria Group, Inc.'s outstanding notes is subject to adjustment from time to time if the rating assigned to the notes of such series by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Services ("Standard & Poor's") is downgraded (or subsequently upgraded) as and to the extent set forth in the notes. The impact of credit ratings on the cost of borrowings under Altria Group, Inc.'s credit agreements is discussed below.

At December 31, 2011, the credit ratings and outlook for Altria Group, Inc.'s indebtedness by major credit rating agencies were:

	Short-term Debt	Long-term Debt	Outlook
Moody's	P-2	Baa1	Stable
Standard & Poor's	A-2	BBB	Stable
Fitch	F2	BBB+	Stable

Credit Lines: From time to time, Altria Group, Inc. has short-term borrowing needs to meet its working capital requirements and generally uses its commercial paper program to meet those needs. At December 31, 2011, 2010 and 2009, Altria Group, Inc. had no short-term borrowings outstanding.

For the years ended December 31, 2011, 2010 and 2009, Altria Group, Inc.'s average daily short-term borrowings, peak short-term borrowings outstanding and weighted-average interest rate on short-term borrowings were as follows:

(dollars in millions)	2011	2010	2009
Average daily short-term borrowings	**$ 68**	$ 186	$ 761
Peak short-term borrowings outstanding	**$ 865**	$1,419	$4,307
Weighted-average interest rate on short-term borrowings	**0.40%**	0.39%	2.10%

Peak borrowings for 2011 and 2010 were due primarily to payments related to State Settlement Agreements as further discussed in *Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation*, *Tobacco Space — Business Environment*, Note 19 and Item 3. Peak borrowings for 2011 and 2010 were repaid with cash provided by operating activities. Peak borrowings for 2009 represented borrowings under a 364-day term bridge loan facility related to the acquisition of UST as further discussed in Note 3.

At December 31, 2011 the credit line available to Altria Group, Inc. was $3.0 billion and there were no short-term borrowings. As discussed further below, Altria Group, Inc.'s credit line provides support for its commercial paper program.

On June 30, 2011, Altria Group, Inc. entered into a senior unsecured 5-year revolving credit agreement (the "Credit Agreement"). The Credit Agreement provides for borrowings up to an aggregate principal amount of $3.0 billion and expires on June 30, 2016. The Credit Agreement replaced Altria Group, Inc.'s $0.6 billion senior unsecured 364-day revolving credit agreement, which was to expire on November 16, 2011 (the "364-Day Agreement") and Altria Group, Inc.'s $2.4 billion senior unsecured 3-year revolving credit agreement, which was to expire on November 20, 2012 (together with the 364-Day Agreement, the "Terminated Agreements"). The Terminated Agreements were terminated effective June 30, 2011. Pricing for interest and fees under the Credit Agreement may be modified in the event of a change in the rating of Altria Group, Inc.'s long-term senior unsecured debt. Interest rates on borrowings under the Credit Agreement are expected to be based on the London Interbank Offered Rate ("LIBOR") plus a percentage equal to Altria Group, Inc.'s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.'s long-term senior unsecured debt from Standard & Poor's and Moody's. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2011 for borrowings under the Credit Agreement are 0.75% and 1.75%, respectively. The Credit Agreement does not include any other rating triggers, nor does it contain any provisions that could require the posting of collateral.

The Credit Agreement is used for general corporate purposes and to support Altria Group, Inc.'s commercial paper issuances. As in the Terminated Agreements, the Credit Agreement requires that Altria Group, Inc. maintain (i) a ratio of debt to consolidated EBITDA of not more than 3.0 to 1.0

and (ii) a ratio of consolidated EBITDA to consolidated interest expense of not less than 4.0 to 1.0, each calculated as of the end of the applicable quarter on a rolling four quarters basis. At December 31, 2011, the ratios of debt to consolidated EBITDA and consolidated EBITDA to consolidated interest expense, calculated in accordance with the Credit Agreement, were 1.9 to 1.0 and 6.4 to 1.0, respectively. Altria Group, Inc. expects to continue to meet its covenants associated with the Credit Agreement. The terms "consolidated EBITDA," "debt" and "consolidated interest expense," as defined in the Credit Agreement, include certain adjustments. Exhibit 99.3 to Altria Group, Inc.'s 2011 Form 10-K sets forth the definitions of these terms as they appear in the Credit Agreement.

Any commercial paper issued by Altria Group, Inc. and borrowings under the Credit Agreement are guaranteed by PM USA as further discussed in Note 20. *Condensed Consolidating Financial Information* to the consolidated financial statements ("Note 20").

Financial Market Environment: Altria Group, Inc. believes it has adequate liquidity and access to financial resources to meet its anticipated obligations and ongoing business needs in the foreseeable future. Altria Group, Inc. continues to monitor the credit quality of its bank group and is not aware of any potential non-performing credit provider in that group. Altria Group, Inc. believes the lenders in its bank group will be willing and able to advance funds in accordance with their legal obligations.

Debt: At December 31, 2011 and 2010, Altria Group, Inc.'s total debt, all of which is consumer products debt, was $13.7 billion and $12.2 billion, respectively.

As discussed in Note 10. *Long-Term Debt* to the consolidated financial statements ("Note 10"), on May 5, 2011, Altria Group, Inc. issued $1.5 billion (aggregate principal amount) of 4.75% senior unsecured long-term notes due May 5, 2021, with interest payable semi-annually. The net proceeds from the issuance of these senior unsecured notes were added to Altria Group, Inc.'s general funds and used for general corporate purposes.

The obligations of Altria Group, Inc. under the notes are guaranteed by PM USA. For further discussion, see Note 20.

All of Altria Group, Inc.'s debt was fixed-rate debt at December 31, 2011 and 2010. The weighted-average coupon interest rate on total debt was approximately 8.3% and 8.8% at December 31, 2011 and 2010, respectively. For further details on long-term debt, see Note 10.

On October 28, 2011, Altria Group, Inc. filed a registration statement on Form S-3 with the Securities and Exchange Commission, under which Altria Group, Inc. may offer debt securities or warrants to purchase debt securities from time to time over a three-year period from the date of filing.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Altria Group, Inc. has no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees and Redeemable Noncontrolling Interest: As discussed in Note 19 and Item 3, Altria Group, Inc. had guarantees (including third-party guarantees) and a redeemable noncontrolling interest outstanding at December 31, 2011. In addition, as discussed in Note 20, PM USA has issued guarantees related to Altria Group, Inc.'s indebtedness.

Aggregate Contractual Obligations: The following table summarizes Altria Group, Inc.'s contractual obligations at December 31, 2011:

		Payments Due			
(in millions)	Total	2012	2013-2014	2015-2016	2017 and Thereafter
Long-term debt[(1)]	**$13,726**	$ 600	$1,984	$1,000	$10,142
Interest on borrowings[(2)]	**13,363**	1,143	2,063	1,838	8,319
Operating leases[(3)]	**295**	56	83	46	110
Purchase obligations[(4)]:					
Inventory and production costs	**1,978**	681	745	361	191
Other	**767**	435	210	109	13
	2,745	1,116	955	470	204
Other long-term liabilities[(5)]	**3,602**	647	342	928	1,685
	$33,731	$3,562	$5,427	$4,282	$20,460

(1) Amounts represent the expected cash payments of Altria Group, Inc.'s long-term debt, all of which is consumer products debt.

(2) Amounts represent the expected cash payments of Altria Group, Inc.'s interest expense on its long-term debt. Interest on Altria Group, Inc.'s debt, which is all fixed-rate debt at December 31, 2011, is presented using the stated coupon interest rate. Amounts exclude the amortization of debt discounts and premiums, the amortization of loan fees and fees for lines of credit that would be included in interest and other debt expense, net on the consolidated statements of earnings.

(3) Amounts represent the minimum rental commitments under non-cancelable operating leases.

(4) Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(5) Other long-term liabilities consist of accrued postretirement health care costs and certain accrued pension costs. The amounts included in the table above for accrued pension costs consist of a voluntary $500 million contribution made on January 3, 2012 as well as the actuarially determined anticipated minimum funding requirements for each year from 2013 through 2016. Contributions beyond 2016 cannot be reasonably estimated and, therefore, are not included in the table above. In addition, the following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued postemployment costs, income taxes and tax contingencies, and other accruals. Altria Group, Inc. is unable to estimate the timing of payments for these items.

The State Settlement Agreements and related legal fee payments, payments for tobacco growers and FDA user fees, as discussed below and in Note 19 and Item 3, are excluded from the table above, as the payments are subject to adjustment for several factors, including inflation, market share and industry volume. Litigation escrow deposits, as discussed below and in Note 19 and Item 3, are also excluded from the table above since these deposits will be returned to PM USA should it prevail on appeal.

Payments Under State Settlement and Other Tobacco Agreements, and FDA Regulation: As discussed previously and in Note 19 and Item 3, PM USA has entered into State Settlement Agreements with the states and territories of the United States. PM USA also entered into a trust agreement to provide certain aid to U.S. tobacco growers and quota holders, but PM USA's obligations under this trust expired on December 15, 2010 (these obligations had been offset by the obligations imposed on PM USA by FETRA, which expires in 2014). USSTC and Middleton are also subject to obligations imposed by FETRA. In addition, in June 2009, PM USA and a subsidiary of USSTC became subject to quarterly user fees imposed by the FDA as a result of the FSPTCA. The State Settlement Agreements, FETRA, and the FDA user fees call for payments that are based on variable factors, such as volume, market share and inflation, depending on the subject payment. Altria Group, Inc.'s subsidiaries account for the cost of the State Settlement Agreements, FETRA and FDA user fees as a component of cost of sales. As a result of the State Settlement Agreements, FETRA and FDA user fees, Altria Group, Inc.'s subsidiaries recorded approximately $5.0 billion of charges to cost of sales for each of the years ended December 31, 2011, 2010 and 2009.

Based on current agreements, 2011 market share, and historical annual industry volume decline rates, the estimated amounts that Altria Group, Inc.'s subsidiaries may charge to cost of sales for these payments will approximate $5 billion in 2012 and each year thereafter.

The estimated amounts due under the State Settlement Agreements and FETRA charged to cost of sales in each year would generally be paid in the following year. The amounts charged to cost of sales for the FDA user fees are generally paid in the quarter in which the fees are incurred. As previously stated, the payments due under the terms of the State Settlement Agreements, FETRA and FDA user fees are subject to adjustment for several factors, including volume, inflation and certain contingent events and, in general, are allocated based on each manufacturer's market share. Future payment amounts are estimates, and actual amounts will differ as underlying assumptions differ from actual future results. See Note 19 and Item 3 for a discussion of proceedings that may result in a downward adjustment of amounts paid under State Settlement Agreements for the years 2003 to 2010.

Litigation Escrow Deposits: With respect to certain adverse verdicts currently on appeal, as of December 31, 2011, PM USA has posted various forms of security totaling approximately $63 million, the majority of which have been collateralized with cash deposits, to obtain stays of judgments pending appeals. These cash deposits are included in other assets on the consolidated balance sheet.

Although litigation is subject to uncertainty and could result in material adverse consequences for the financial condition, cash flows or results of operations of PM USA, UST or Altria Group, Inc. in a particular fiscal quarter or fiscal year as more fully disclosed in Note 19, Item 3, and in *Cautionary Factors That May Affect Future Results*, management expects cash flow from operations, together with Altria Group, Inc.'s access to capital markets, to provide sufficient liquidity to meet ongoing business needs.

Equity and Dividends

As discussed in Note 12. *Stock Plans* to the consolidated financial statements, during 2011 Altria Group, Inc. granted 2.2 million shares of restricted and deferred stock to eligible employees.

At December 31, 2011, the number of shares to be issued upon exercise of outstanding stock options and vesting of deferred stock was 0.3 million, and 0.01% of shares outstanding.

Dividends paid in 2011 and 2010 were approximately $3.2 billion and $3.0 billion, respectively, an increase of 8.9%, primarily reflecting a higher dividend rate.

In August 2011, Altria Group, Inc.'s Board of Directors approved a 7.9% increase in the quarterly dividend rate to $0.41 per common share versus the previous rate of $0.38 per common share. Altria Group, Inc. expects to continue to maintain a dividend payout ratio target of approximately 80% of its adjusted diluted EPS. The current annualized dividend rate is $1.64 per Altria Group, Inc. common share. Future dividend payments remain subject to the discretion of Altria Group, Inc.'s Board of Directors.

In January 2011, Altria Group, Inc.'s Board of Directors authorized a $1.0 billion one-year share repurchase program. Altria Group, Inc. completed this share repurchase program during the third quarter of 2011. Under this program, Altria Group, Inc. repurchased a total of 37.6 million shares of its common stock at an average price of $26.62 per share.

In October 2011, Altria Group, Inc.'s Board of Directors authorized a new $1.0 billion share repurchase program, which Altria Group, Inc. intends to complete by the end of 2012. During the fourth quarter of 2011, Altria Group, Inc. repurchased 11.7 million shares of its common stock at an aggregate cost of approximately $327 million, and an average price of $27.84 per share, under this share repurchase program. Share repurchases under the new program will depend upon marketplace conditions and other factors, and the program remains subject to the discretion of Altria Group, Inc.'s Board of Directors.

During 2011, Altria Group, Inc. repurchased a total of 49.3 million shares of its common stock under the two programs at an aggregate cost of approximately $1.3 billion, and an average price of $26.91 per share.

Market Risk

Interest Rate Sensitive Financial Instruments: At December 31, 2011 and 2010, the fair value of Altria Group, Inc.'s total debt was $17.7 billion and $15.5 billion, respectively. The fair value of Altria Group, Inc.'s debt is subject to fluctuations resulting from changes in market interest rates. A 1% increase in market interest rates at December 31, 2011 and 2010, would decrease the fair value of Altria Group, Inc.'s total debt by approximately $1.1 billion and $1.0 billion, respectively. A 1% decrease in market interest rates at December 31, 2011 and 2010, would increase the fair value of Altria Group, Inc.'s total debt by approximately $1.2 billion and $1.1 billion, respectively.

Interest rates on borrowings under the Credit Agreement are expected to be based on LIBOR plus a percentage equal to Altria Group, Inc.'s credit default swap spread subject to certain minimum rates and maximum rates based on the higher of the rating of Altria Group, Inc.'s long-term senior unsecured debt from Standard & Poor's and Moody's. The applicable minimum and maximum rates based on Altria Group, Inc.'s long-term senior unsecured debt ratings at December 31, 2011 for borrowings under the Credit Agreement are 0.75% and 1.75%, respectively. At December 31, 2011, Altria Group, Inc. had no borrowings under the Credit Agreement.

Recent Accounting Guidance Not Yet Adopted

See Note 2 for a discussion of new accounting standards.

Contingencies

See Note 19 and Item 3 for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We* may from time to time make written or oral forward-looking statements, including earnings guidance and other statements contained in filings with the SEC, in reports to security holders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "estimates," "forecasts," "intends," "projects," "goals," "objectives," "guidance," "targets" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in Altria Group, Inc.'s securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the "Business Environment" sections preceding our discussion of operating results of our subsidiaries' businesses. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time except as required by applicable law.

* This section uses the terms "we," "our" and "us" when it is not necessary to distinguish among Altria Group, Inc. and its various operating subsidiaries or when any distinction is clear from the context.

■ **Tobacco-Related Litigation:** Legal proceedings covering a wide range of matters are pending or threatened in various United States and foreign jurisdictions against Altria Group, Inc. and its subsidiaries, including PM USA and UST and its subsidiaries, as well as their respective indemnitees. Various types of claims are raised in these proceedings, including product liability, consumer protection, antitrust, tax, contraband shipments, patent infringement, employment matters, claims for contribution and claims of distributors.

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending or future cases. An unfavorable outcome or settlement of pending tobacco-related or other litigation could encourage the commencement of additional litigation. Damages claimed in some tobacco-related or other litigation are significant and, in certain cases, range in the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. In certain cases, plaintiffs claim that defendants' liability is joint and several. In such cases, Altria Group, Inc. or its subsidiaries may face the risk that one or more co-defendants decline or otherwise fail to participate in the bonding required for an appeal or to pay their proportionate or jury-allocated share of a judgment. As a result, Altria Group, Inc. or its subsidiaries under certain circumstances may have to pay more than their proportionate share of any bonding- or judgment-related amounts.

Although PM USA has historically been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts have been appealed, there remains a risk that such relief may not be obtainable in all cases. This risk has been substantially reduced given that 45 states now limit the dollar amount of bonds or require no bond at all. Tobacco litigation plaintiffs, however, have challenged the constitutionality of Florida's bond cap statute in several cases and plaintiffs may challenge state bond cap statutes in other jurisdictions as well. Such challenges may include the applicability of state bond caps in federal court. Although we cannot predict the outcome of such challenges, it is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome of one or more such challenges.

Altria Group, Inc. and its subsidiaries have achieved substantial success in managing litigation. Nevertheless, litigation is subject to uncertainty and significant challenges remain. It is possible that the consolidated results of operations, cash flows or financial position of Altria Group, Inc., or one or more of its subsidiaries, could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Altria Group, Inc. and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. Each of the companies has defended, and will continue to defend, vigorously against litigation challenges. However, Altria Group, Inc. and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of Altria Group, Inc. to do so. See Item 3, Note 19 and Exhibits 99.1 and 99.2 to Altria Group, Inc.'s 2011 Form 10-K for a discussion of pending tobacco-related litigation.

■ **Tobacco Regulation and Control Action in the Public and Private Sectors:** Our tobacco subsidiaries face significant governmental action, including efforts aimed at reducing the incidence of tobacco use, restricting marketing and advertising, imposing regulations on packaging, warnings and disclosure of flavors or other ingredients, prohibiting the sale of tobacco products with certain characterizing flavors or other characteristics, limiting or prohibiting the sale of tobacco products by certain retail establishments and the sale of tobacco products in certain packing sizes, and seeking to hold them responsible for the adverse health effects associated with both smoking and exposure to environmental tobacco smoke.

PM USA, USSTC and other Altria Group, Inc. subsidiaries are subject to regulation, and may become subject to additional regulation, by the FDA, as discussed in detail in *Tobacco Space — Business Environment — FSPTCA and FDA Regulation*. We cannot predict how the FDA will implement and enforce its statutory authority, including by promulgating additional regulations and pursuing possible investigatory or enforcement actions.

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced cigarette industry volume, and we expect that these factors will continue to reduce cigarette consumption levels. Actions by the FDA or other federal, state or local governments or agencies may impact the consumer acceptability of tobacco products, limit adult consumer choices, delay or prevent the launch of new or modified tobacco products, restrict communications to adult consumers, restrict the ability to differentiate tobacco products, create a competitive advantage or disadvantage for certain tobacco companies, impose additional manufacturing, labeling or packing requirements, require the recall or removal of tobacco products from the marketplace or otherwise significantly increase the cost of doing business, all or any of which may have a material adverse impact on the results of operations or financial condition of Altria Group, Inc.

■ **Excise Taxes:** Tobacco products are subject to substantial excise taxes, and significant increases in tobacco product-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted within the United States at the state, federal and local levels. Tax increases are expected to continue to have an adverse impact on sales of our tobacco products due to lower consumption levels and to a potential shift in adult consumer purchases from the premium to the non-premium or discount segments or to other low-priced or low-taxed tobacco products or to counterfeit and contraband products. Such shifts may have an impact on the reported share performance of tobacco products of Altria Group, Inc.'s tobacco subsidiaries. For further discussion, see *Tobacco Space — Business Environment — Excise Taxes*.

■ **Increased Competition in the United States Tobacco Categories:** Each of Altria Group, Inc.'s tobacco subsidiaries operates in highly competitive tobacco categories. Settlements of certain tobacco litigation in the United States have resulted in substantial cigarette price increases. PM USA faces competition from lowest priced brands sold by certain United States and foreign manufacturers that have cost advantages because they are not parties to these settlements. These manufacturers may fail to comply with related state escrow legislation or may avoid escrow deposit obligations on the majority of their sales by concentrating on certain states where escrow deposits are not required or are required on fewer than all such manufacturers' cigarettes sold in such states. Additional competition has resulted from diversion into the United States market of cigarettes intended for sale outside the United States, the sale of counterfeit cigarettes by third parties, the sale of cigarettes by third parties over the Internet and by other means designed to avoid collection of applicable taxes, and increased imports of foreign lowest priced brands. USSTC faces significant competition in the smokeless tobacco category, both from existing competitors and new entrants, and has experienced consumer down-trading to lower-priced brands. In the cigar category, additional competition has resulted from increased imports of machine-made large cigars manufactured offshore.

■ **Governmental Investigations:** From time to time, Altria Group, Inc. and its subsidiaries are subject to governmental investigations on a range of matters. We cannot predict whether new investigations may be commenced or the outcome of such investigations, and it is possible that our subsidiaries' businesses could be materially affected by an unfavorable outcome of future investigations.

■ **New Product Technologies:** Altria Group, Inc.'s subsidiaries continue to seek ways to develop and to commercialize new product technologies that may reduce the health risks associated with current tobacco products, while continuing to offer adult tobacco consumers (within and potentially outside the United States) products that meet their taste expectations and evolving preferences. Potential solutions being researched include tobacco-containing and nicotine-containing products that reduce or eliminate exposure to cigarette smoke and/or constituents identified by public health authorities as harmful. These efforts may include arrangements with third parties. Moreover, these efforts may not succeed. If they do not succeed, but one or more of their competitors does, our subsidiaries may be at a competitive disadvantage. Further, we cannot predict whether regulators, including the FDA, will permit the marketing or sale of such products with claims of reduced risk to consumers or whether consumers' purchase decisions would be affected by such claims, which could affect the commercial viability of any such products that might be developed.

■ **Adjacency Strategy:** Altria Group, Inc. and its subsidiaries have adjacency growth strategies involving moves and potential moves into complementary products or processes. We cannot guarantee that these strategies, or any products introduced in connection with these strategies, will be successful. For a related discussion, see *New Product Technologies* above.

■ **Tobacco Price, Availability and Quality:** Any significant change in tobacco leaf prices, quality or availability could affect our tobacco subsidiaries' profitability and business. For a discussion of factors that influence leaf prices, availability and quality, see *Tobacco Space — Business Environment — Tobacco Price, Availability and Quality*.

■ **Tobacco Key Facilities; Supply Security:** Altria Group, Inc.'s tobacco subsidiaries face risks inherent in reliance on a few significant facilities and a small number of significant suppliers. A natural or man-made disaster or other disruption that affects the manufacturing facilities of any of Altria Group, Inc.'s tobacco subsidiaries or the facilities of any significant suppliers of any of Altria Group, Inc.'s tobacco subsidiaries could adversely impact the operations of the affected subsidiaries. An extended interruption in operations experienced by one or more Altria Group, Inc. subsidiaries or significant suppliers could have a material adverse effect on the results of operations and financial condition of Altria Group, Inc.

■ **Attracting and Retaining Talent:** Our ability to implement our strategy of attracting and retaining the best talent may be impaired by the decreasing social acceptance of tobacco usage. The tobacco industry competes for talent with the consumer products industry and other companies that enjoy greater societal acceptance. As a result, our tobacco subsidiaries may be unable to attract and retain the best talent.

■ **Competition, Evolving Consumer Preferences and Economic Downturns:** Each of our tobacco and wine subsidiaries is subject to intense competition, changes in consumer preferences and changes in economic conditions. To be successful, they must continue to:

- promote brand equity successfully;
- anticipate and respond to new and evolving consumer preferences;
- develop new products and markets within and potentially outside of the United States and to broaden brand portfolios in order to compete effectively with lower-priced products;
- improve productivity; and
- protect or enhance margins through cost savings and price increases.

The willingness of adult consumers to purchase premium consumer product brands depends in part on economic conditions. In periods of economic uncertainty, adult consumers may purchase more discount brands and/or, in the case of tobacco products, consider lower-priced tobacco products. The volumes of our tobacco and wine subsidiaries could suffer accordingly.

Our finance subsidiary, PMCC, holds investments in finance leases, principally in transportation (including aircraft), power generation and manufacturing equipment and facilities. Its lessees are also subject to intense competition and economic conditions. If parties to PMCC's leases fail to manage through difficult economic and competitive conditions, PMCC may have to increase its allowance for losses, which would adversely affect our earnings.

■ **Acquisitions:** Altria Group, Inc. from time to time considers acquisitions. From time to time we may engage in confidential acquisition negotiations that are not publicly announced unless and until those negotiations result in a definitive agreement. Although we seek to maintain or improve our credit ratings over time, it is possible that completing a given acquisition or other event could impact our credit ratings or the outlook for those ratings. Furthermore, acquisition opportunities are limited, and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There can be no assurance that we will be able to continue to acquire attractive businesses on favorable terms, that we will realize any of the anticipated benefits from an acquisition or that acquisitions will be quickly accretive to earnings.

■ **Capital Markets:** Access to the capital markets is important for us to satisfy our liquidity and financing needs. Disruption and uncertainty in the capital markets and any resulting tightening of credit availability, pricing and/or credit terms may negatively affect the amount of credit available to us and may also increase our costs and adversely affect our earnings or our dividend rate.

■ **Exchange Rates:** For purposes of financial reporting, the equity earnings attributable to Altria Group, Inc.'s investment in SABMiller are translated into U.S. dollars from various local currencies based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar against these currencies, our reported equity earnings in SABMiller will be reduced because the local currencies will translate into fewer U.S. dollars.

■ **Asset Impairment:** We periodically calculate the fair value of our goodwill and intangible assets to test for impairment. This calculation may be affected by several factors, including general economic conditions, regulatory developments, changes in category growth rates as a result of changing consumer preferences, success of planned new product introductions, competitive activity and tobacco-related taxes. If an impairment is determined to exist, we will incur impairment losses, which will reduce our earnings. For further discussion, see *Discussion and Analysis — Critical Accounting Policies and Estimates*.

■ **IRS Challenges to PMCC Leases:** The IRS has challenged and is expected to further challenge the tax treatment of certain of PMCC's leveraged leases. As discussed in Item 3 and Note 19, should Altria Group, Inc. not prevail in any one or more of these matters, Altria Group, Inc. will have to accelerate the payment of significant amounts of federal and state income tax and pay associated interest costs and penalties, if imposed. In the second quarter of 2011, Altria Group, Inc. recorded the PMCC Leveraged Lease Charge, which is discussed in Item 3, Note 8, Note 15 and Note 19. The PMCC Leveraged Lease Charge excludes potential penalties because Altria Group, Inc. believes that it met the applicable standards to avoid any associated penalties at the time it claimed the deductions on its tax returns.

- **Wine — Competition; Grape Supply; Regulation and Excise Taxes:** Ste. Michelle's business is subject to significant competition, including from many large, well-established domestic and international companies. The adequacy of Ste. Michelle's grape supply is influenced by consumer demand for wine in relation to industry-wide production levels as well as by weather and crop conditions, particularly in eastern Washington state. Supply shortages related to any one or more of these factors could increase production costs and wine prices, which ultimately may have a negative impact on Ste. Michelle's sales. In addition, federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. New regulations or revisions to existing regulations, resulting in further restrictions or taxes on the manufacture and sale of alcoholic beverages, may have an adverse effect on Ste. Michelle's wine business. For further discussion, see *Wine Segment — Business Environment*.

- **Information Systems:** Altria Group, Inc. and its subsidiaries use information systems to help manage business processes, collect and interpret business data and communicate internally and externally with employees, suppliers, customers and others. Many of these information systems are managed by third-party service providers. We have backup systems and business continuity plans in place and we take care to protect our systems and data from unauthorized access. Nevertheless, failure of our systems to function as intended, or penetration of our systems by outside parties intent on extracting or corrupting information or otherwise disrupting business processes, could result in loss of revenue, assets or personal or other sensitive data, cause damage to the reputation of our companies and their brands and result in legal challenges and significant remediation and other costs to Altria Group, Inc. and its subsidiaries.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Altria Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity, and cash flows, present fairly, in all material respects, the financial position of Altria Group, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Altria Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Altria Group, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on Altria Group, Inc.'s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Richmond, Virginia
January 27, 2012

Report of Management On Internal Control Over Financial Reporting

Management of Altria Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Altria Group, Inc.'s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Altria Group, Inc.;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of Altria Group, Inc. are being made only in accordance with the authorization of management and directors of Altria Group, Inc.; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Altria Group, Inc.'s internal control over financial reporting as of December 31, 2011. Management based this assessment on criteria for effective internal control over financial reporting described in *"Internal Control — Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of Altria Group, Inc.'s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2011, Altria Group, Inc. maintained effective internal control over financial reporting.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of Altria Group, Inc. included in this report, has audited the effectiveness of Altria Group, Inc.'s internal control over financial reporting as of December 31, 2011, as stated in their report herein.

January 27, 2012

Disclosure of Financial Results and Redefined Measures

Altria reports its financial results, including diluted earnings per share (EPS), in accordance with U.S. generally accepted accounting principles (GAAP). Altria's management reviews operating companies income (OCI), which is defined as operating income before amortization of intangibles and general corporate expenses, to evaluate performance of and allocate resources to the segments. Altria's management also reviews OCI, operating margins and EPS on an adjusted basis, which excludes certain income and expense items that management believes are not part of underlying operations. These items typically include restructuring charges, SABMiller plc special items, certain Philip Morris Capital Corporation (PMCC) leveraged lease charges and certain tax items. In December 2011, Altria announced that it would also exclude charges for tobacco and health judgments from adjusted financial calculations. Altria's management does not view any of these special items to be part of Altria's sustainable results as they may be highly variable and difficult to predict and can distort underlying business trends and results. Altria's management believes that the redefined adjusted measures for OCI, operating margins and EPS provide useful insight into underlying business trends and results and provide a more meaningful comparison of year-over-year results. Altria's management uses adjusted measures internally for planning, forecasting and evaluating the performances of Altria's businesses, including allocating resources and evaluating results relative to employee compensation targets. These adjusted financial measures are not consistent with GAAP. This information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed below.

Altria Group Inc. and Consolidated Subsidiaries

Reconciliations of Reported Diluted EPS to Adjusted Diluted EPS

	Full Year		
	2011	**2010**	**Change**
Reported diluted EPS	**$ 1.64**	$ 1.87	(12.3)%
Asset impairment, exit, integration and implementation costs	**0.07**	0.04	
UST acquisition-related costs*		0.01	
SABMiller special items	**0.03**	0.03	
PMCC leveraged lease charge	**0.30**		
Tax items**	**(0.04)**	(0.05)	
Original adjusted diluted EPS	**$ 2.00**	$ 1.90	5.3%
Tobacco and health judgments	**0.05**		
Redefined adjusted diluted EPS* **	**$ 2.05**	$ 1.90	7.9%

* *Excludes exit and integration costs.*

** *Excludes the tax impact included in the 2011 PMCC leveraged lease charge.*

*** *As redefined in December 2011 to also exclude charges for tobacco and health judgments.*

Altria Group, Inc. and Consolidated Subsidiaries

Reconciliations of Non-GAAP Financial Measures for the Full-Years ended December 31,

(dollars in millions)

	Cigarettes			Smokeless Products			Cigars			Wine		
	2011	**2010**	**Change**	**2011**	**2010**	**Change**	**2011**	**2010**	**Change**	**2011**	**2010**	**Change**
Net Revenues	**$21,403**	$21,631	(1.1)%	**$1,627**	$1,552	4.8%	**$ 567**	$ 560	1.3%	**$516**	$459	12.4%
Excise taxes	**(6,846)**	(7,136)		**(108)**	(105)		**(207)**	(212)		**(20)**	(18)	
Revenues net of excise taxes	**$14,557**	$14,495	0.4%	**$1,519**	$1,447	5.0%	**$ 360**	$ 348	3.4%	**$496**	$441	12.5%
Reported OCI	**$ 5,574**	$ 5,451	2.3%	**$ 859**	$ 803	7.0%	**$ 163**	$ 167	(2.4)%	**$ 91**	$ 61	49.2%
Asset impairment and exit costs	**178**	24		**32**	6		**4**					
Integration costs				**3**	16			2			2	
Implementation costs	**1**	75										
UST acquisition-related costs				**2**	2					**4**	20	
Original adjusted OCI	**$ 5,753**	$ 5,550	3.7%	**$ 896**	$ 827	8.3%	**$ 167**	$ 169	(1.2)%	**$ 95**	$ 83	14.5%
Tobacco and health judgments	**98**	11			5							
Redefined adjusted OCI	**$ 5,851**	$ 5,561	5.2%	**$ 896**	$ 832	7.7%	**$ 167**	$ 169	(1.2)%			
Original adjusted OCI margins*	**39.5%**	38.3%	1.2 pp	**59.0%**	57.2%	1.8 pp	**46.4%**	48.6%	(2.2) pp	**19.2%**	18.8%	0.4 pp
Redefined adjusted OCI margins* *	**40.2%**	38.4%	1.8 pp	**59.0%**	57.5%	1.5 pp	**46.4%**	48.6%	(2.2) pp			

* *Original adjusted OCI margins are calculated as original adjusted OCI divided by revenues net of excise taxes.*

** *Redefined adjusted OCI margins are calculated as redefined adjusted OCI divided by revenues net of excise taxes.*

Note: *Tobacco and health judgments are not applicable to the wine segment.*

Comparison of Five-Year Cumulative Total Shareholder Return

The graph below compares the cumulative total shareholder return of Altria Group, Inc.'s common stock for the last five years with the cumulative total return for the same period of the S&P 500 Index and the Altria Peer Group Index [1]. The graph assumes the investment of $100 in common stock and each of the indices as of the market close on December 31, 2006 and reinvestment of all dividends on a quarterly basis. On March 30, 2007, Altria Group, Inc. spun off all of its remaining interest in Kraft Foods Inc. to its shareholders, and on March 28, 2008, Altria Group, Inc. spun off its entire interest in Philip Morris International Inc. to its shareholders. Both spin-offs are treated as a special dividend for the purposes of calculating total shareholder return, with the then current market value of the distributed shares being deemed to have been reinvested on the spin-off date in shares of Altria Group, Inc.


$250
$200
$150
$100
$50
$0
Altria Group
Altria Peer Group(1)
S&P 500
12/2006
12/2007
12/2008
12/2009
12/2010
12/2011

Date	Altria Group	Altria Peer Group	S&P 500
December 2006	**$100.00**	$100.00	$100.00
December 2007	**$122.22**	$110.07	$105.48
December 2008	**$ 85.37**	$ 90.03	$ 66.93
December 2009	**$118.76**	$107.95	$ 84.29
December 2010	**$157.78**	$121.40	$ 96.78
December 2011	**$200.14**	$141.25	$ 98.81

Source: Bloomberg - "Total Return Analysis" calculated on a yearly basis and assumes quarterly reinvestment of dividends.

(1) The Altria Peer Group consists of thirteen U.S.-headquartered consumer product companies that are competitors to Altria Group, Inc.'s tobacco operating subsidiaries or that have been selected on the basis of revenue or market capitalization: Campbell Soup Company, Colgate-Palmolive Company, ConAgra Foods, Inc., Beam Inc., General Mills, Inc., The Hershey Company, Kellogg Company, Kimberly-Clark Corporation, Kraft Foods Inc., Lorillard, Inc., PepsiCo, Inc., Reynolds American Inc., and Sara Lee Corporation.

Note - During the five-year measuring period, certain members of the Altria Peer Group issued special dividends that were also included in the calculation of total shareholder return for the Altria Peer Group Index. Lorillard's performance was represented by a tracking stock, Carolina Group (CG), from December 2006 through June 9, 2008. Lorillard (LO) began trading as an independent company on June 10, 2008. On October 3, 2011, Fortune Brands, Inc. (FO) spun off Fortune Brands Home & Security, Inc. (FBHS) to its shareholders and then changed its name from Fortune Brands, Inc. to Beam Inc. (BEAM).

Shareholder Information

Shareholder Response Center:
Computershare Trust Company, N.A. our transfer agent, will be happy to answer questions about your accounts, certificates, dividends or the Direct Stock Purchase and Dividend Reinvestment Plan.

Within the U.S. and Canada, shareholders may call toll-free: **1-800-442-0077**.

From outside the U.S. or Canada, shareholders may call:
1-781-575-3572.

Postal address:
Computershare Trust
Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

E-mail address:
altria@computershare.com

To eliminate duplicate mailings, please contact Computershare (if you are a registered shareholder) or your broker (if you hold your stock through a brokerage firm).

Direct Stock Purchase and Dividend Reinvestment Plan:
Altria Group, Inc. offers a Direct Stock Purchase and Dividend Reinvestment Plan, administered by Computershare. For more information, or to purchase shares directly through the Plan, please contact Computershare.

Shareholder Publications:
Altria Group, Inc. makes a variety of publications and reports available. These include the Annual Report, news releases and other publications.
For copies, please visit our website at:
www.altria.com/investors

Altria Group, Inc. makes available free of charge its filings (such as proxy statements and Reports on Form 10-K, 10-Q and 8-K) with the U.S. Securities and Exchange Commission.

For copies, please visit our website at:
www.altria.com/SECfilings

If you do not have Internet access, you may call:
1-804-484-8222.

Internet Access Helps Reduce Costs:
As a convenience to shareholders and an important cost-reduction and environmentally friendly measure, you can register to receive future shareholder materials (i.e., Annual Report and proxy statement) via the Internet. Shareholders also can vote their proxies via the Internet.

For complete instructions, please visit our website at:
www.altria.com/investors

2012 Annual Meeting:
The Altria Group, Inc. Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Thursday, May 17, 2012, at The Greater Richmond Convention Center, 403 North Third Street, Richmond, VA 23219. For further information, call: **1-804-484-8838**.

MO
LISTED
NYSE

Stock Exchange Listing:
The principal stock exchange on which Altria Group, Inc.'s common stock (par value $0.33⅓ per share) is listed, is the New York Stock Exchange (ticker symbol "MO").
As of January 31, 2012, there were approximately 86,000 holders of record of Altria Group, Inc.'s common stock.

Additional Information:
The information on the respective websites of Altria Group, Inc. and its subsidiaries is not, and shall not be deemed to be, a part of this report or incorporated into any other filings Altria Group, Inc. makes with the SEC.

Mailing Addresses


Altria

Altria Group, Inc.
6601 W. Broad Street
Richmond, VA 23230-1723
altria.com

Philip Morris USA Inc.
P.O. Box 26603
Richmond, VA 23261-6603
philipmorrisusa.com

U.S. Smokeless Tobacco Company LLC
P.O. Box 85107
Richmond, VA 23285-5107
ussmokeless.com

John Middleton Co.
6603 W. Broad Street
Richmond, VA 23230-1723
johnmiddletonco.com

Ste. Michelle Wine Estates Ltd.
P.O. Box 1976
Woodinville, WA 98072-1976
smwe.com

Philip Morris Capital Corporation
225 High Ridge Road
Suite 300 West
Stamford, CT 06905-3000
philipmorriscapitalcorp.com

Independent Auditors:

PricewaterhouseCoopers LLP
1021 E. Cary St., Suite 1250
Richmond, VA 23219

Transfer Agent and Registrar:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

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Altria

Altria Group, Inc.
6601 W. Broad Street
Richmond, VA 23230-1723

www.altria.com